Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

to be held

VIRTUALLY ON TUESDAY, MAY 4, 2021 at 2:00 pm (Pacific Time)

Dated April 1, 2021

TABLE OF CONTENTS

INFORMATION ABOUT VOTING	- 1 -

Solicitation of Proxies	- 1 -
Proxies and Voting	- 1 -

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	- 8 -

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	- 8 -

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	- 8 -

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS	- 9 -

BUSINESS AT THE MEETING	- 9 -

Financial Statements	- 10 -
Number of Directors	- 10 -
Election of Directors	- 11 -
Appointment and Remuneration of Auditor	- 21 -
Approval of Amended Advance Notice Policy	- 22 -
Advisory Vote on Executive Compensation	- 24 -
Other Business	- 24 -

LETTER FROM THE CHAIR OF THE COMPENSATION COMMITTEE	- 25 -

COMPENSATION DISCUSSION & ANALYSIS	- 28 -

Compensation Governance	- 29 -
Benchmarking	- 34 -
Use of Non-IFRS Financial Performance Measures	- 36 -
Executive Management Changes	- 38 -
Executive Compensation Elements	- 39 -
Performance Graph	- 48 -

NAMED EXECUTIVE OFFICER COMPENSATION	- 49 -

Named Executive Officers	- 49 -
Summary Compensation Table	- 53 -
Pension Plan Benefits	- 54 -
Incentive Plan Awards – Outstanding Option Based and Share-Based Awards	- 55 -
Incentive Plan Awards – Value Vested or Earned During the Year	- 56 -
Employment, Termination and Change of Control Benefits	- 57 -

DIRECTOR COMPENSATION	- 62 -

Director Compensation Elements	- 62 -
Director Security Ownership Requirements	- 65 -
Summary of Director Compensation	- 66 -
Outstanding Option-based and Share-based Awards	- 68 -
Incentive Plan Awards - Value Vested or Earned During the Year	- 69 -

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	- 70 -

Options	- 70 -
RSUs and PSUs	- 73 -
Authorized for Issuance	- 76 -
Awards Granted and Burn Rate	- 77 -

CORPORATE GOVERNANCE DISCLOSURE	- 78 -

Board of Directors	- 78 -
Board Mandate	- 81 -
Oversight and Counsel of Management	- 82 -
Strategic Planning Oversight	- 82 -
Risk Management Oversight	- 83 -
Environmental, Social and Governance (“ESG”) Oversight	- 85 -
Position Descriptions	- 86 -
Orientation and Continuing Education	- 87 -
Ethical Business Conduct	- 89 -
Nomination of Directors	- 91 -
Director Term Limits and Other Mechanisms of Board Renewal	- 97 -
Compensation of Directors	- 97 -
Assessments	- 98 -
Committees	- 100 -
Shareholder Outreach	- 106 -

ADDITIONAL INFORMATION	- 107 -

CURRENCY	- 107 -

APPENDIX A – MANDATE OF THE BOARD OF DIRECTORS

APPENDIX B – ADVANCE NOTICE POLICY (AS AMENDED)

(All information set out in this Information Circular is as at April 1, 2021 unless otherwise noted)

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “Pretivm”, “we”, “us” or “our”) for use at our Annual General and Special Meeting of Shareholders (the “Meeting”) and any adjournment or postponement thereof.

The Meeting is being held on Tuesday, May 4, 2021, at 2:00 p.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Annual General and Special Meeting (the “Notice of Meeting”). Due to the ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of our shareholders, employees, communities and other stakeholders, our board of directors (the “Board”) and management have decided to conduct the Meeting virtually, using the LUMI meeting platform. Registered shareholders and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting by following the instructions set out in this Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests may listen but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The use of the symbol “$” refers to Canadian dollars while the use of the symbol “US$” refers to United States dollars. See “Currency”.

information about voting

Solicitation of Proxies

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by our directors, officers and employees. All costs of this solicitation will be borne by the Company.

Proxies and Voting

Voting

Each shareholder and proxyholder is entitled to one vote for each common share in the capital of the Company (each, a “Share”) held or represented, respectively. To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution”, in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to be passed for each of the matters scheduled to be acted upon at the Meeting.

The manner in which you vote your Shares depends on whether you are a registered shareholder or a non-registered (or beneficial) shareholder. You are a registered shareholder (a “Registered Shareholder”) if your name appears on your Share certificate. Most shareholders of the Company are “beneficial shareholders” who are non-Registered Shareholders. You are a beneficial shareholder (a “Beneficial Shareholder”) if you beneficially own Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the Shares registered in your own name.

Registered Shareholder and Duly Appointed Proxyholder Voting

Registered Shareholders who are eligible to vote, can vote their Shares either in person at the virtual Meeting or by Proxy. Voting by Proxy is the easiest way for Registered Shareholders to cast their vote.

Appointment of Proxyholders and Voting by Proxy

The persons named in the accompanying Proxy as proxyholders are our directors and/or officers.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons named in the accompanying Proxy as proxyholders. To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided in the accompanying Proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed Proxy to our transfer agent, Computershare Investor Services Inc. (“Computershare”) as follows:

1.	By mail or by hand to: Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1; or

2.	By fax to: 416-263-9524 or 1-866-249-7775.

Alternatively, a shareholder can exercise their Proxy as follows:

3.	By internet at: www.investorvote.com; or

4.	By telephone at: 1-866-732-8683 (toll free). Please note that a shareholder cannot appoint anyone other than the directors and/or officers named on the Proxy form as their proxyholders if the shareholder votes by telephone.

You will need your 15-digit control number found on your Proxy form to vote through the internet or by telephone.

In order to be valid and acted upon at the Meeting, the forms of Proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required or requested, those persons will vote or withhold from voting the Shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the proxyholder, if nominated by management, intends to vote the Shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

Additional steps required for your proxyholder to attend and participate at the virtual Meeting

In addition, for your proxyholder to attend and participate in the virtual Meeting, you must also register the appointment of your proxyholder at www.computershare.com/Pretium and provide Computershare with your proxyholder’s contact information so that Computershare may provide the proxyholder with a Username via email.

Registering your proxyholder is an additional step once you have submitted your Proxy and must be completed by no later than 2:00 p.m. (Pacific Time) on Friday, April 30, 2021. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

If you have complied with the steps described above, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Username which, along with the password “pretium2021” (case sensitive), will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Username, you or your proxyholder will not be able to ask questions or vote at the Meeting. Please see “- Attending the Meeting” below for more information.

Beneficial Shareholder Voting

The following information is of significant importance to shareholders who do not hold Shares in their own name.

Only Registered Shareholders and duly appointed proxyholders can vote and ask questions at the Meeting. Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions. See “- Attending the Meeting” below. Beneficial Shareholders wishing to participate in the Meeting using the LUMI meeting platform must follow the procedures set out below.

Submitting Voting Instructions

Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or those deposited pursuant to the process set out in the following disclosure. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company. Such Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to deliver proxy-related materials, including a Voting Instruction Form (“VIF”) indirectly through intermediaries for onward distribution to NOBOs and OBOs (unless such shareholder has waived the right to receive such materials). The Company does not intend to pay for intermediaries to forward to OBOs, under NI 54-101, the proxy related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive these materials unless the OBO’s intermediary assumes the cost of delivery.

Generally, Beneficial Shareholders who have not waived the right to receive proxy-related materials will be given a VIF which must be completed and signed by the Beneficial Shareholder in accordance with the directions in the VIF. Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting. The Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company however, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Shares at the Meeting.

Beneficial Shareholders wishing to participate, vote their Shares and ask questions at the Meeting or appoint a person other than any of the persons designated in the VIF as their proxyholder to do so on their behalf, need to follow the procedures set out below.

Steps required for a Beneficial Shareholder or their proxyholder to participate, vote and ask questions at the Meeting

1.   Appoint yourself or a person other than any of those designated in the VIF as the proxyholder for your Shares by printing the applicable name in the space provided on your VIF and submitting it as directed on the form; and

2.   Register your proxyholder appointment (whether the proxyholder is you or another person) at www.computershare.com/Pretium and provide Computershare with the proxyholder’s contact information so that Computershare may provide the proxyholder with a Username via email. This step must be completed by no later than 2:00 p.m. (Pacific Time) on Friday, April 30, 2021. Failure to register your proxyholder will result in your proxyholder not receiving a Username to participate in the Meeting.

If you have complied with the steps described above within the required timeframe then, prior to the Meeting, Computershare will contact your proxyholder via email with a unique Username which, along with the password “pretium2021” (case sensitive), will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Username, your proxyholder will not be able to ask questions or vote at the Meeting.

Notice for US Beneficial Shareholders

To attend and vote at the virtual Meeting, you must first obtain a valid legal Proxy from your intermediary and then register in advance to attend the Meeting. Follow the instructions from your intermediary included with these proxy materials or contact your intermediary to request a legal Proxy form. After first obtaining a valid legal Proxy from your intermediary, to then register to attend the virtual Meeting, you must submit a copy of your legal Proxy to Computershare and by email to USlegalproxy@computershare.com. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor                                    And                   Email at: USlegalproxy@computershare.com

Toronto, Ontario

M5J 2Y1

Requests for registration must be labeled as “Legal Proxy” and be received no later than 2:00 p.m. (Pacific Time) on Friday, April 30, 2021. You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the virtual Meeting and vote your Shares at https://web.lumiagm.com/298378123 during the Meeting. Please note that you are required to register your appointment at http://www.computershare.com/Pretium by no later than 2:00 p.m. (Pacific Time) on Friday, April 30, 2021 using the same process described in the section above entitled, “Steps required for a Beneficial Shareholder or their proxyholder to participate, vote and ask questions at the Meeting”. If you have complied with the steps described above within the required timeframe then, prior to the Meeting, Computershare will contact you via email with a unique Username which, along with the password “pretium2021” (case sensitive), will allow you to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Username, you will not be able to ask questions or vote at the Meeting.

Please see “Attending the Meeting” below for instructions on how your duly appointed proxyholder, whether it be yourself or another person, can attend the virtual Meeting.

Revocation of Proxies

A Registered Shareholder who has submitted a Proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the Proxy is to be used. Upon such deposit, the Proxy is revoked.

In addition, if you are using 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted Proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted Proxies, do not accept the terms and conditions, in which case you can only enter the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Exercise of Discretion

If the instructions in a Proxy are certain, the Shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, and the management proxyholders have been appointed, such Shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

Attending the Meeting

Only shareholders of record at the close of March 24, 2021 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows Registered Shareholders and duly appointed proxyholders, including Beneficial Shareholders who have duly appointed themselves as proxyholder, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including Beneficial Shareholders who have not duly appointed themselves as proxyholder, can log in to the virtual Meeting as a guest. Guests may view a live webcast of the Meeting but will not be entitled to vote or ask questions.

Registered Shareholders and duly appointed proxyholders can attend the Meeting by:

1.   Going to: https://web.lumiagm.com/298378123

2.   Clicking “I have a login” and entering a Username and Password before the start of the Meeting

●    For Registered Shareholders

○    Username: 15-digit control number located on the form of proxy or in the email notification you received

○    Password (case sensitive): pretium2021

●    For Duly Appointed Proxyholders (including Beneficial Shareholders who have appointed themselves as proxyholders)

○    Username: Computershare will provide you with a Username after the voting deadline has passed, provided that you have been registered with Computershare in accordance with the process described above

○    Password (case sensitive): pretium2021

In order to participate online, shareholders must have a valid 15-digit control number and duly appointed proxyholders must have received an email from Computershare containing a Username.

It is important that you are connected to the internet at all times during the Meeting in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure internet connectivity. You will also need to have the latest version of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. As internal network security protocols such as firewalls or VPN connections may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. It is recommended that you log in at least 30 minutes before the start of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before polling is completed. Therefore, even if you currently plan to vote during the Meeting, you should consider voting your Shares in advance or by proxy, so that your vote will be counted in the event that you experience any technical difficulties or are otherwise unable to access the Meeting. Shareholders with questions regarding the virtual meeting portal or requiring assistance accessing the Meeting website may visit the website https://www.lumiglobal.com/faq for additional information.

Beneficial Shareholders who have not appointed themselves as proxyholders can attend the Meeting by:
1. Going to: https://web.lumiagm.com/298378123 2. Clicking “I am a guest” and completing the online form

We believe that the ability to participate in the Meeting in a meaningful way, including asking questions, is imperative, particularly in light of the decision to hold this year’s Meeting virtually. Registered Shareholders, non-Registered Shareholders who have duly appointed themselves as proxyholders, and third-party proxyholders accessing the Meeting (other than those who attend as “guests”) will have an opportunity to ask questions at the Meeting in writing by sending a message to the Chair of the Meeting online through the LUMI platform. Shareholders will have substantially the same opportunity to ask questions on matters of business before the Meeting as in past years when the annual meeting of shareholders was held in person. Questions properly brought before the Meeting will pertain to the formal business of the Meeting. To ensure fairness for all, the Chair of the Meeting will decide and announce the order of questions to be responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate.

Voting Securities and Principal Holders of Voting Securities

Our authorized share capital consists of an unlimited number of Shares without par value.

Any shareholder of record at the close of business on March 24, 2021 is entitled to vote in person or by proxy at the Meeting. As at the date hereof, we have issued and outstanding 187,833,084 fully paid and non-assessable Shares, each share carrying the right to one vote. We have no other classes of voting securities.

The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purpose, including quorum.

To the best of the knowledge of our directors and senior officers, no person or corporation beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all of our outstanding Shares other than:

Name of Shareholder	Amount of Shares Held	Percentage
Van Eck Associates Corporation	21,108,717	11.2%

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Indebtedness of Directors and Executive Officers

As at the date of this Information Circular, no executive officer, director, proposed nominee for election as a director, employee or former executive officer, director or employee of the Company or any of its subsidiaries (or any of their associates) is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

Interest of Certain Persons in Material Transactions

Except as disclosed herein or in our Annual Information Form for the fiscal year ended December 31, 2020, dated March 26, 2021 (our “AIF”), since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself, if and for so long as it holds any of its securities that it has purchased, redeemed or otherwise acquired.

BUSINESS AT THE MEETING

The following business will be conducted at the Meeting:

	Business at the Meeting	Board Voting Recommendation	Page Reference

1.	Shareholders to receive the audited financial statements of the Company for the years ended December 31, 2020 and 2019 and the auditor’s report thereon	n/a	10
2.	To set the number of directors at eight (8) for the ensuing year	FOR	10
3.	To elect Richard O’Brien, Jacques Perron, George Paspalas, David Smith, Faheem Tejani, Jeane Hull, Thomas Peregoodoff and Maryse Saint-Laurent as directors of the Company for the ensuing year	FOR	11
4.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration	FOR	21
5.	To consider, and if deemed appropriate, pass, with or without variation, an ordinary resolution ratifying, confirming and approving the amendments to the Company’s Advance Notice Policy, which sets out the advance notice requirements for director nominations	FOR	22
6.	To authorize and approve a non-binding advisory resolution accepting the Company’s approach to executive compensation	FOR	24
7.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof	n/a	24

Financial Statements

Our audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the years ended December 31, 2020 and 2019, are available upon request from the Company. They can also be found on our website at www.pretivm.com or under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019 and the report of the auditor thereon will be placed before the shareholders at the Meeting, but no shareholder vote is required in connection with these documents.

Number of Directors

Management proposes that the number of directors on the Company’s Board be set at eight (8) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at eight (8), subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at eight (8).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at eight (8).

Election of Directors

Each director elected holds office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

At the Meeting, we will ask shareholders to vote for the election of the eight (8) director nominees proposed by management. Each shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

We recommend a vote “FOR” the election of each of the director nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the eight (8) director nominees.

Director Nominees

The following disclosure sets out brief biographies and other relevant information for each of the nominees proposed for election to the Board. Management contemplates that each of the following eight (8) nominees will be able to serve as a director.

RICHARD O’BRIEN

Independent Board Chair

Corporate Director

Age: 67
Colorado, USA
Director Since: Nov. 2019
Biography

●	More than 30 years of financial, accounting, operational and strategic business planning experience in the natural resources, energy and power sectors
●	Considerable experience and acumen in financial reporting and accounting matters, and in risk management, including in respect of health, safety and environmental issues
●	Served as President and CEO of Boart Longyear Ltd. (2013 - 2015); President and CEO of Newmont Mining Corp. (“Newmont”) (2007 - 2013). Also served as CFO of Newmont; Executive Vice President and CFO of US energy services company AGL Resources (now Southern Company Gas); and COO and CFO at PacifiCorp, a western US utilities company; Corporate Director (2015 – present)

Education
JD from Lewis and Clark Law School
BA in Economics from the University of Chicago
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

	2020 Meeting	Attendance	2020
Board /Committee Membership	Attendance(2)	Total	Compensation(3)
Board of Directors (Chair) Compensation (Chair)(4)	19 of 19 n/a	100% n/a	$360,617

Securities Ownership Summary (as of April 1, 2021)

		Securities Ownership Policy Compliance(5)
			Total Value of
Common	Deferred	Ownership	Securities	Policy	Compliance
Shares	Share Units	Requirement	Held	Compliance	Deadline
12,000	39,090	$800,000	$617,030	On Track	Feb. 25, 2025

Other Public Board Directorships and Committee Memberships

Issuer(6)	Committee Membership
Xcel Energy Inc.	Audit / Operations, Nuclear, Environmental and Safety
Vulcan Materials Company	Executive / Audit / Safety, Health and Environmental Affairs
Ma’aden, Saudi Arabian Mining Company	Executive/ Nomination and Remuneration

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
111,874,835	96.64%	5,095,919	4.36%

(1)	Mr. O’Brien’s skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	In addition, Mr. O’Brien, as the Board Chair, attends meetings of all Board committees, to provide support to each committee.

(3)	See “Director Compensation” below for more information.

(4)	Mr. O’Brien was appointed as the Interim Chair of the Compensation Committee in January 2021.

(5)	See “Director Compensation – Director Security Ownership Requirements” below for more details.

(6)	Xcel Energy Inc. is a US energy company; Vulcan Materials Company is a US company primarily engaged in production, distribution and sale of construction materials.

JACQUES PERRON

Non-Independent Director

Pretivm’s President and CEO

Age: 59
Colorado, USA
Director Since: Apr. 2020
Biography

●	More than 35 years of technical and operational experience in the global mining industry, with a track record of safe and sustainable mining
●	Significant experience in risk management and oversight, strategic planning, corporate governance and investor communication, at both senior management and board levels
●	Transactional experience in M&A and corporate financings
●	Served as President and CEO of Thompson Creek Metals Company Inc. (2013- 2016); President and CEO of St. Andrew Goldfields (2007-2013). Also served as Senior Vice President of Iamgold Corporation (2006-2007); and Vice President Canada of Cambior Inc. (2004-2006); Corporate Director (2016-2020)
●	Director of the Canadian Mineral Industry Education Foundation (since 2007)

Education
BSc in Mining Engineering from l’École Polytechnique de Montréal
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

	2020 Meeting	Attendance	2020
Board /Committee Membership	Attendance(2)	Total	Compensation(4)
Board of Directors	8 of 8(3)	100%	$2,827,766

Securities Ownership Summary (as of April 1, 2021)

Securities Ownership Policy Compliance(5)
		Restricted		Total Value of
Common	Deferred	Share	Ownership	Securities	Policy	Compliance
Shares	Share Units	Unites	Requirement	Held	Compliance	Deadline
5,000	158,735	105,822	$3,625,000	$3,278,150	On Track	Apr. 27, 2023

Other Public Board Directorships and Committee Memberships

Issuer(6)	Committee Membership
Centerra Gold Inc.	Risk (Chair) Sustainable Operations

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
n/a	n/a	n/a	n/a

(1)	Mr. Perron’s skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	In addition, Mr. Perron, as the President and CEO, attends meetings of all Board committees, to provide support to each committee.

(3)	Mr. Perron joined Pretivm in April 2020.

(4)	See “Named Executive Officer Compensation” below. Mr. Perron is not compensated for his services as a director.

(5)	See “Compensation Discussion & Analysis – Compensation Governance – Securities Ownership Policy” below for more details.

(6)	Centerra Gold Inc. is a Canadian mining company.

GEORGE PASPALAS

Independent Director

President and CEO of MAG Silver Corp.

Age: 58
British Columbia, CAN
Director Since: May 2013
Biography

●	More than 35 years of technical and operational experience in the global mining industry
●	Responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, South America and Canada throughout his career
●	Winner of multiple mine safety and sustainability awards throughout career, including the Australian National Mine Safety Award
●	Direct responsibility over enterprise risk management, human resources, and strategy development in various senior management roles throughout career
●	Transactional experience in M&A and capital financings
●	President and CEO of MAG Silver Corp. (2013-present); President and CEO of Aurizon Mines Ltd. (2011-2013); and COO of Silver Standard Resources Inc. (2007-2011). Also served as Executive Vice President and Senior Vice President of Placer Dome Inc. and President and CEO of Placer Dome Africa

Education
Bachelor of Engineering (Chemical) (Honours) from the University of New South Wales
ICD.D
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

	2020 Meeting	Attendance	2020
Board /Committee Membership	Attendance	Total	Compensation(2)
Board of Directors Safety, Sustainability and Technical (Chair) Compensation	19 of 19 5 of 5 7 of 7	100% 100% 100%	$244,993

Securities Ownership Summary (as of April 1, 2021)

		Securities Ownership Policy Compliance(3)
			Total Value of
Common	Deferred	Ownership	Securities	Policy	Compliance
Shares	Share Units	Requirement	Held	Compliance	Deadline
44,275	36,905	$340,000	$964,760	√	-

Other Public Board Directorships and Committee Memberships

Issuer(4)	Committee Membership
MAG Silver Corp.	-

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
111,472,316	95.30%	5,498,438	4.70%

(1)	Mr. Paspalas’ skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	See “Director Compensation” below for more information.

(3)	See “Director Compensation – Director Security Ownership Requirements” below for more details.

(4)	MAG Silver Inc. is a Canadian mining company.

DAVID SMITH

Independent Director

Corporate Director

Age: 62
British Columbia, CAN
Director Since: May 2017
Biography

●	More than 30 years of financial and executive leadership experience on both the finance and the supply sides of business within the mining sector, with extensive international exposure
●	Extensive experience and acumen in financial reporting and accounting matters, strategy development and governance; extensive transactional experience in M&A and capital financings
●	Considerable experience with IT and cyber security, human resources and enterprise risk management functions at various organizations, from both management and board perspectives
●	Served as CFO and Executive Vice President of Finning International Inc. (2009-2014); CFO and a Vice President of Ballard Power Systems, Inc. (2002 to 2009); spent 16 years with Placer Dome Inc. in various senior positions and 4 years with PriceWaterhouseCoopers LLP; Corporate Director (2014-present)
●	Previous public mining company board memberships include Nevsun Resources Ltd., Dominion Diamond Corporation and Paramount Gold Nevada Corporation

Education
BBA from California State University, Sacramento / ICD.D / Former CPA (California) (1984-2006)
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

	2020 Meeting	Attendance	2020
Board /Committee Membership	Attendance	Total	Compensation(2)
Board of Directors Audit (Chair) Compensation	19 of 19 5 of 5 7 of 7	100% 100% 100%	$249,993

Securities Ownership Summary (as of April 1, 2021)(3)

		Securities Ownership Policy Compliance(4)
			Total Value of
Common	Deferred	Ownership	Securities	Policy	Compliance
Shares	Share Units	Requirement	Held	Compliance	Deadline
30,601	36,842	$340,000	$745,822	√	-

Other Public Board Directorships and Committee Memberships

Issuer(5)	Committee Membership
Hudbay Minerals Inc.	Corporate Governance and Nominating (Chair) Compensation and Human Resources

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
111,434,278	95.27%	5,536,476	4.73%

(1)	Mr. Smith’s skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	See “Director Compensation” below for more information.

(3)	In addition, Mr. Smith holds 100,000 options to purchase Shares of the Company.

(4)	See “Director Compensation – Director Security Ownership Requirements” below for more details.

(5)	Hudbay Minerals Inc. is a Canadian mining company.

FAHEEM TEJANI

Independent Director

President of MCC Asset Management Inc. and Other Affiliated Companies

Age: 47
Ontario, CAN
Director Since: May 2018
Biography

●	Extensive experience in strategy development, capital markets, corporate finance and M&A; led numerous M&A transactions and raised over $15 Bn for clients during career at BMO Capital Markets
●	Considerable experience in governance matters, and investor communication and investor relations strategies
●	President of MCC Asset Management Inc. and other affiliated companies, including Mortgage Company of Canada (2018-present), a privately-owned investment company that primarily invests in single family residential mortgages in the Greater Toronto Area, currently with assets under management of approximately $350 million
●	Previously spent 17 years at BMO Capital Markets, most recently as Managing Director, Equity Capital Markets, primarily focusing on the Metals and Mining industry; before joining BMO Capital Markets, worked for one of the largest global accounting firms

Education
BA from the University of Western Ontario
CPA
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

	2020 Meeting	Attendance	2020
Board /Committee Membership	Attendance	Total	Compensation(2)
Board of Directors Audit Corporate Governance and Nominating Safety, Sustainability and Technical	19 of 19 5 of 5 9 of 9 5 of 5	100% 100% 100% 100%	$224,993

Securities Ownership Summary (as of April 1, 2021)

		Securities Ownership Policy Compliance(3)
			Total Value of
Common	Deferred	Ownership	Securities	Policy	Compliance
Shares	Share Units	Requirement	Held	Compliance	Deadline
-	67,855	$340,000	$745,321	√	-

Other Public Board Directorships and Committee Memberships

Issuer	Committee Membership
-	-

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
111,421,048	95.26%	5,549,706	4.74%

(1)	Mr. Tejani’s skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	See “Director Compensation” below for more information.

(3)	See “Director Compensation – Director Security Ownership Requirements” below for more details.

JEANE HULL

Independent Director

Corporate Director

Age: 66
South Dakota, USA
Director Since: Nov. 2019
Biography

●	More than 35 years of engineering, operational and technical leadership experience in the public and private sectors
●	Extensive board and management experience in overseeing the health, safety and environmental function; led teams responsible for mining and related construction projects
●	Served as the Executive Vice President and Chief Technical Officer of Peabody Energy Corporation (2011-2015); COO of Rio Tinto plc at the Kennecott Utah Copper Mine and numerous management engineering and operations positions with Rio Tinto and affiliates; Corporate Director (2014-present)

Education
MBA from Nova Southeastern University in Florida
BSc in Civil Engineering from South Dakota School of Mines and Technology
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

	2020 Meeting	Attendance	2020
Board /Committee Membership	Attendance	Total	Compensation(2)
Board of Directors Corporate Governance and Nominating Safety, Sustainability and Technical	19 of 19 9 of 9 5 of 5	100% 100% 100%	$224,993

Securities Ownership Summary (as of April 1, 2021)

		Securities Ownership Policy Compliance(3)
			Total Value of
Common	Deferred	Ownership	Securities	Policy	Compliance
Shares	Share Units	Requirement	Held	Compliance	Deadline
-(4)	34,135	$340,000	$417,500	√	-

Other Public Board Directorships and Committee Memberships

Issuer(5)	Committee Membership
Interfor Corporation	Environmental and Safety (Chair) Corporate Governance and Nominating
Trevali Mining Corporation	Compensation and Human Resources Healthy, Safety, Environment and Community
Epiroc AB	-

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
113,698,174	97.20%	3,272,580	2.80%

(1)	Ms. Hull’s skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	See “Director Compensation” below for more information.

(3)	See “Director Compensation – Director Security Ownership Requirements” below for more details.

(4)	Ms. Hull has direction or control over 500 Shares, which are not considered for the purposes of our securities ownership requirements.

(5)	Interfor Corporation is Canadian forestry company; Trevali Mining Corporation is a Canadian mining company; Epiroc AB is a Swedish manufacturer of mining and infrastructure equipment.

THOMAS PEREGOODOFF

Independent Director

Corporate Director

Age: 57
British Columbia, CAN
Director Since: Dec. 2020
Biography

●	More than 30 years of resource industry experience, much of it in greenfield and brownfield exploration and resource development
●	Extensive training and experience in risk management, including system design and implementation; former executive roles with direct control over and responsibility for health, safety and environmental matters
●	Served as President and CEO of Peregrine Diamonds Ltd. (2016-2018) where he led the company from the resource development phase through to the eventual sale to DeBeers Canada
●	Prior to Peregrine, spent 18 years in several positions with the mining multinational BHP, culminating in role as Vice President of Early Stage Exploration, with global responsibility for all early stage exploration across their commodity groups
●	Also served as Interim CEO of TF Massif Technologies (2019-2020); President and CEO of Kaizen Discovery Ltd. (2017-2019); Corporate Director (2019-present)

Education
BSc in Geophysics from the University of Calgary
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

	2020 Meeting	Attendance	2020
Board /Committee Membership	Attendance	Total	Compensation(2)
Board of Directors Safety, Sustainability and Technical(3)	1 of 1 0 of 0	100% -	$243,735

Securities Ownership Summary (as of April 1, 2021)

		Securities Ownership Policy Compliance(4)
			Total Value of
Common	Deferred	Ownership	Securities	Policy	Compliance
Shares	Share Units	Requirement	Held	Compliance	Deadline
-	18,119	$340,000	$271,652	On Track	Feb. 25, 2025

Other Public Board Directorships and Committee Memberships

Issuer(5)	Committee Membership
Mountain Province Diamonds Inc.	Audit and Risk / Corporate Governance and Nominating
Tempus Resources Ltd.	Audit

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
n/a	n/a	n/a	n/a

(1)	Mr. Peregoodoff’s skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	See “Director Compensation” below for more information.

(3)	Mr. Peregoodoff was appointed as a member of the Safety, Sustainability and Technical Committee in February 2021.

(4)	See “Director Compensation – Director Security Ownership Requirements” below for more details.

(5)	Mountain Province Diamonds Inc. is a Canadian mining company; Tempus Resources is an Australian mining company.

MARYSE SAINT-LAURENT

New Independent Director Nominee

Corporate Director

Age: 61
Alberta, CAN
Director Since: n/a
Biography

●	More than 25 years of experience as a business-oriented corporate, transactional and securities lawyer in the energy, electricity and mining sectors
●	Served as Vice President, Legal and Corporate Secretary of TransAlta Renewables Inc. (2013-2015) and of TransAlta Corporation (2011-2015), a power generation company with domestic and international operations; Corporate Director (2015-present)
●	Led several M&A and financing transactions and has a strong governance background; possesses several years of experience in human resources, compensation and benefits/pension management
●	Member of the Board of the Alberta Securities Commission and the Calgary Prostate Cancer Centre

Education
LLM (Securities and Finance) from York University, Osgoode Hall Law School
LLB, BA and Certification in Human Resources from the University of Alberta
ICD.D
Skills and Experience(1)

Relevant Industry Skills	General Business Skills
Public Company Board Experience	Accounting / Audit / Finance
Public Company CEO	Strategy, M&A, Capital Markets & Corporate
Public Company General Management	Finance
Mining Industry Experience	Corporate Governance
Geology	Legal / Regulatory / Compliance
Exploration	Human Resource & Executive Compensation
Operations	Risk Management
Construction	Cyber Security & Information Technology
Environment, Safety & Sustainability	Public Reporting & Investor Relations

Board Membership Statistics

Ms. Saint-Laurent is not a current director and is a nominee for election to the Board.

Securities Ownership Summary (as of April 1, 2021)

Securities Ownership Policy Compliance
Total Value of
Common	Deferred	Ownership	Securities	Policy	Compliance
Shares	Share Units	Requirement	Held	Compliance	Deadline
-	-	Ms. Saint-Laurent is not a current director and is not subject to the requirements of our Securities Ownership Policy

Other Public Board Directorships and Committee Memberships

Issuer(2)	Committee Membership
Turquoise Hill Resources Ltd.	Compensation and Benefits (Chair) / Nominating and Corporate Governance (Chair) / Audit
North American Construction Group Ltd.	Governance and Sustainability (Chair) / Human Resources

Public Board Interlocks
None
2020 Voting Results

Votes For	Percentage	Votes Withheld	Percentage
n/a	n/a	n/a	n/a

(1)	Ms. Saint-Laurent’s skills and experience are highlighted in gold. See “Corporate Governance Disclosure – Nomination of Directors – Board Skills Matrix”.

(2)	Turquoise Hill Resources Ltd. is a Canadian mining company; North American Construction Group Ltd. is a Canadian construction company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, other than described herein, no proposed director is at the date hereof, or has been within the last ten years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”);

(b)	after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or

(c)	while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Jeane Hull was the Executive Vice President and Chief Technical Officer of Peabody, a private-sector coal company, from April 2011 to July 31, 2015. Peabody filed for Chapter 11 bankruptcy protection on April 13, 2016 and emerged from Chapter 11 protection on April 3, 2017. In addition, from July 6, 2016 to October 24, 2019, Ms. Hull was a director of Cloud Peak Energy Inc. (“Cloud Peak”). Cloud Peak filed for Chapter 11 bankruptcy protection on May 10, 2019 and received court approval for its plan to exit bankruptcy on December 5, 2019.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

No proposed director has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Vote Policy

As part of our corporate governance practices, the Board has adopted a Majority Vote Policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the independent Chair or Lead Director of our Board, as applicable, promptly following the shareholders’ meeting.

The Corporate Governance and Nominating Committee (the “CGN Committee”) will then consider the offer of resignation and make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the CGN Committee will consider all factors deemed relevant by its members. The CGN Committee will be expected to recommend acceptance of the resignation except in exceptional circumstances where the consideration would warrant the applicable director continuing to serve on the Board.

The Board will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), as our auditor to hold office until the next annual general meeting of shareholders at remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, have served as our auditor since October 24, 2010.

We recommend a vote “FOR” the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of shareholders, at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP at remuneration to be fixed by the directors.

Approval of Amended Advance Notice Policy

We have adopted an Advance Notice Policy (the “Advance Notice Policy”), which was approved by our Board on March 4, 2014 and ratified, confirmed and approved by our shareholders on May 14, 2014. The Advance Notice Policy sets out the advance notice requirements for the nomination of directors of the Company, the purpose of which is to:

●	facilitate an orderly and efficient shareholder meeting process;

●	provide all shareholders with adequate notice of director nominations and sufficient information with respect to all nominees; and

●	allow shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

At a meeting on February 25, 2021, as part of its continuous review of our corporate governance practices, the Board approved certain amendments to our Advance Notice Policy (the “Amended Advance Notice Policy”). The changes reflected in the Amended Advance Notice Policy are intended to bring our advance notice provisions in conformity with institutional investor guidelines and corporate governance best practices, and are consistent with the requirements of our constating documents and applicable law. The Amended Advance Notice Policy is not intended to prevent nominations of directors by our shareholders or otherwise have a negative impact on shareholders’ interests.

The following is a summary of certain of the substantive amendments to the Advance Notice Policy and is qualified by reference to the full text of the Amended Advance Notice Policy, attached as Appendix B to this Information Circular. In the event of any conflict between the provisions of the Amended Advance Notice Policy and the summary below, the provisions of the Amended Advance Notice Policy will govern.

●	The requirement that a director nomination notice be provided no earlier than 65 days prior to the applicable shareholder meeting has been removed.

●	Flexibility has been added to address different time period requirements under applicable securities laws for annual or special meetings of shareholders called for the purpose of electing directors where “notice-and-access” is used for delivery of proxy-related materials.

●	Added language requiring the nominating shareholder to provide information as to certain agreements, relationships, understandings or arrangements in connection with the proposed nominee’s nomination for election as a director.

●	Added language requiring the nominating shareholder to provide the following information in respect of the nominating shareholder in the notice, consistent with the disclosure requirements applicable to the Company or dissident shareholders under applicable corporate and securities laws:

○	name and address;

○	the class or series and number of Shares that are directly or indirectly controlled or directed by or owned by the proposed nominee as of the record date for the meeting and as of the date of such notice; and

○	the interests in any arrangements, the purpose or effect of which is to alter, directly or indirectly, the nominating shareholder’s economic interest in a security of the Company or the nominating shareholder’s economic exposure to the Company.

●	Clarifying changes to several provisions throughout.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying, confirming and approving the Amended Advance Notice Policy. To be effective, the resolution must be passed by a majority of the votes cast by the shareholders present in person, or represented by proxy, at the virtual Meeting. The resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED THAT:

1.	The amended Advance Notice Policy of Pretium Resources Inc. (the “Company”), substantially as described in the Management Information Circular of the Company with respect to the Company’s Annual General and Special Meeting of shareholders on May 4, 2021, be and is hereby ratified, confirmed and approved, without amendment.

2.	The Board of Directors of the Company may revoke this resolution before it is acted upon, without further approval of the shareholders of the Company.

3.	Any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

The Board believes that the Amended Advance Notice Policy is in the best interests of the Company and unanimously recommends a vote “FOR” the ratification, confirmation and approval of the Amended Advance Notice Policy.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the ratification, confirmation and approval of the Amended Advance Notice Policy.

The Amended Advance Notice Policy will take effect immediately following shareholder ratification, confirmation and approval at the Meeting. If the Amended Advance Notice Policy is not ratified, confirmed and approved by a majority vote of our shareholders at the Meeting, it will not become effective as of the date of the Meeting and the existing Advance Notice Policy will continue to be effective, absent the proposed amendments, in full force and effect.

Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

A detailed discussion of the Company’s compensation philosophy and executive compensation program can be found in the “Compensation Discussion & Analysis” section of this Information Circular. Information pertaining to the compensation of our Named Executive Officers (“NEOs”) and independent directors can be found under the headings “Named Executive Officer Compensation” and “Director Compensation”, respectively, in this Information Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Pretium Resources Inc. (the “Company”), the shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular of the Company with respect to the Company’s Annual General and Special Meeting of shareholders on May 4, 2021.”

As this is an advisory vote, it is not binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.

We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the non-binding resolution on executive compensation.

In the event that less than 70% of the votes cast at the Meeting are in support of the advisory “Say on Pay” resolutions, the Board will oversee a shareholder consultation process, particularly with those shareholder who voted against the resolution, to understand shareholder concerns. Following these consultations, the Board will disclose to all shareholders a summary of the feedback received and actions taken in response.

For information purposes only, the following is a summary of voting results of the “Say on Pay” advisory resolution from our annual general meeting of shareholders on April 30, 2020.

Votes For	Percentage	Votes Withheld	Percentage
112,622,421	96.28%	4,348,333	3.72%

Other Business

If other matters are properly brought up at the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As at the date hereof, we are not aware of any other items of business to be considered at the Meeting.

LETTER FROM THE CHAIR OF THE COMPENSATION COMMITTEE

Dear Shareholders,

2020 was a year which saw transformational changes in Petivm’s leadership team as well as unprecedented challenges associated with the COVID-19 pandemic. It was also a year in which we made significant strides in improving our compensation programs, policies and related governance practices and in which Pretivm and our people demonstrated remarkable resiliency, teamwork and perseverance, achieving significant operational milestones. As the Interim Chair of the Compensation Committee, I am pleased to discuss with you the committee’s activities and improvements to our compensation programs and policies, and related governance practices throughout 2020, and how Pretivm’s accomplishments and challenges informed the compensation outcomes for 2020.

Activities of the Compensation Committee

The Compensation Committee was proactive throughout the year, introducing and implementing significant changes to our compensation programs and policies, and related governance practices.

●	To reflect developments in our strategic focus, we implemented a return on invested capital performance metric (in 2020) and introduced a Mineral Reserve renewal performance metric (for 2021) for performance share units (“PSUs”) awarded to our executives as part of our long-term incentive plan (“LTIP”) program.

●	To strengthen the link between executive compensation and our long-term sustainable performance, and to further align our executives’ interests with those of our shareholders, we increased the ratio of performance- to time-based awards and the overall mix of performance-based awards. Specifically, we transitioned from an LTIP program that was comprised of 50% stock options, 25% restricted share units (“RSUs”) and 25% PSUs to an LTIP program comprised of 40% RSUs and 60% PSUs.

●	We aligned the timing of our payment of short-term incentive plan (“STIP”) awards and of our issuance of LTIP awards with market standards.

●	To further align our executives’ and directors’ interests with those of our shareholders, we increased securities ownership requirements for our Chief Executive Officer to 5x of base salary (from 3x), for our other executives to 3x of base salary (from 2x) and for our non-employee directors to 4x of annual retainer (from 3x).

●	With respect to compensation of non-employee directors, we decided to: (i) cease making initial grants of equity-based compensation to new non-employee directors, to take effect following the Meeting; and (ii) transition to awarding annual grants of deferred share units in four quarterly installments throughout the year (from a single installment in the year), to strengthen the connection between directors’ compensation and services provided to the Company.

●	We made significant revisions to our committee charter, to harmonize our governance practice with better governance practices of our peers. We also enhanced the clarity of the charter in setting out the committee’s responsibilities and duties, including with respect to risk oversight and management.

In addition, the Compensation Committee assisted the Board of Directors (the “Board”) with the transition in executive leadership of the Company, developing more standardized and market-aligned employment agreements and executive compensation structure relative to past practices. While at the same time, we honored our commitments made by the Company to members of the former management team.

2020 Achievements and Compensation Outcomes

We have a pay for performance executive compensation philosophy at Pretivm and have established corporate objective targets for our executives, which are a based on our strategic priorities and business plan to drive Pretivm’s growth and success. Pretivm’s Corporate Objectives for 2020 were informed by our focus on achieving gold production guidance while maintaining a low-cost profile, with a continuous focus on site safety, environment and social issues, and generating significant free cash flow. The 2020 Corporate Objectives are set out under the heading “Compensation Discussion & Analysis – Executive Compensation – 2. Short Term Incentive Awards (STIP) – Corporate Incentive Pay” in the Information Circular. Each objective has a weighting between 10% and 25% based on the Board’s assessment of its importance to the Company’s business, and a multiplier of 1.0 for the objective level that the Compensation Committee and Board felt required concerted effort for the management team to achieve. Values of 1.5 and 2.0 were provided to targets that the Compensation Committee and the Board ascribed as a “stretch” for the management team to achieve. In mid-2020, we revised our Corporate Objectives to reflect changes to our strategic direction as a result of the changes to our senior leadership team.

Pretivm’s overall performance in 2020 was largely positive. Accounting for significant milestones achieved in light of the challenges faced, an overall Corporate Objective multiplier of 132% for the 2020 STIP incentive was applied. This multiplier is significantly higher than the 81.87% multiplier applied in 2019 and slightly higher than the 123.6% multiplier applied in 2018. The 2020 multiplier is based on the following achievements:

●	We produced 347,743 oz of gold in 2020, achieving our production guidance for the first time in history. However, we fell short of achieving our targeted gold production objective for 2020 and, as a result, an 82% multiplier was applied.

●	At the same time, we maintained a low-cost profile with all-in sustaining costs (“AISC”) of US$981 per ounce of gold sold, within the range of our original AISC guidance. As a result, a 200% “stretch” multiplier was applied for AISC.

●	For 2020, we introduced a cost per tonne milled objective to further promote a focus on low operating costs, outside of sustaining capital expenditures and production-related impacts. A multiplier of 122% was applied in connection with operating the Brucejack Mine at C$266/t milled in 2020.

●	The adjusted EBIDTA per Share metric reflects our increasing focus on cash flow. In 2020, our adjusted EBITDA per Share was US$1.71 per Share, which resulted in a “stretch” multiplier of 200% being applied.

●	The safety and well-being of our workforce is a fundamental component of our business and our most important core value. We achieved an all-injury frequency rate of 4.06 in 2020, and safely managed operations during the COVID-19 pandemic and leadership changes throughout the organization. Also in 2020, a tragic fatal incident occurred during maintenance at a support facility on surface at the Brucejack Mine. We have renewed our commitment to improve our safety performance and culture, and this commitment will be reflected in our 2021 corporate objectives. An objective multiplier of 120% was ultimately applied for this objective.

●	With respect to social and project sustainability matters, approximately 30% of the Company’s mine site employees are indigenous people associated with First Nations and the Company has established excellent relations with local communities and its stakeholders. The Company focuses its extensive and experienced environmental staff on mitigating the Brucejack’ impacts from its already small surface footprint on the local environment. Based on these factors, the Compensation Committee assessed a “stretch” multiplier of 150%.

The Compensation Committee relies on the advice of our independent compensation consultant to set directors’ compensation that is within the range of that of our peer group. With respect to total director compensation for 2020 and 2021, the Compensation Committee has not made material changes to the annual retainers for directors and committee chairs. The equity ownership held by all directors positions them as ‘principals’ of the Company and aligns their interest with those of our shareholders.

Conclusion

Robin Bienenstock was the Chair of the Compensation Committee from February 2019 to January 2021. On behalf of the Board and the committee, I would like to thank Ms. Bienenstock for her contributions to the improvements made to Pretivm’s compensation programs and policies, and related governance practices during her tenure.

With the improvements made in 2020 and for 2021, the Compensation Committee believes that Pretivm’s compensation practices better achieve its objectives of aligning executives’ interests with those of our shareholders, encouraging and motivating outstanding performance contributions and linking compensation with short- and long-term performance. Compensation programs are not static and we will continue to review and consider ways to better align our compensation programs and policies, and related governance practices with our compensation philosophy and better market practices.

On behalf of the Compensation Committee,

(signed) “Richard O’Brien”

Richard O’Brien
Chair of the Board
Chair of the Compensation Committee

COMPENSATION DISCUSSION & ANALYSIS

Compensation Philosophy

Our executive compensation program is intended to motivate our executive officers to achieve Pretivm’s strategic objectives and operational plans while adhering to our high ethical business standards and creating shareholder value. Our executive compensation philosophy has the following objectives:

1.	Attract and retain high quality employees and executives with the requisite skill set.	We generally offer programs and levels of compensation that are competitive with those offered by companies operating in similar industries, and of similar size, value and complexity, in order to attract, retain and reward highly qualified and motivated executives and promote talent and leadership development that contributes to long-term sustainability, profitability and growth of the Company.

2.	Align our executive team’s interests with those of our shareholders.	Our executive compensation program encourages our executives to increase long-term shareholder value by granting long-term equity-based awards each year and tying short-term cash incentives to the achievement of corporate and individual objectives tied to our strategic plan. Further, our executive compensation program, along with our securities ownership guidelines, encourages our executive team to remain with us and fosters share ownership.

3.	Encourage and motivate outstanding performance and contributions.	Our executive compensation program is designed to incentivize our executives to achieve Pretivm’s strategic and operational objectives. We believe that compensation levels should reflect corporate and individual performance. As demonstrated below, a significant portion of total compensation is variable and “at risk” and linked to corporate and individual achievements tied to our strategic plans.

4.	Link compensation with short- and long-term performance.

CEO Target Pay Mix	Other Current NEO Target Pay Mix

Compensation Governance

Informed Decision-Making Process

Executive compensation program design and decision-making involves senior management, the Compensation Committee and the Board, with the benefit of advice from an external independent compensation advisor, Meridian Compensation Partners Inc. (“Meridian”).

Experienced Compensation Committee

The below table summarizes the qualifications, experience and independence within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”) of each current member of our Compensation Committee. Each member of the Compensation Committee has the necessary experience to enable him to make decisions on the suitability of our compensation policies or practices.

Name	Independent	Qualifications and Experience
Richard O’Brien (Chair)(1)	√

Mr. O’Brien has over 30 years of operational and financial experience in the natural resources, energy and power sectors. As the former President and Chief Executive Officer of Boart Longyear Ltd. (2013 to 2016) and the former President and Chief Executive Officer of Newmont Corporation (2007 to 2013), Mr. O’Brien supervised the human resources functions of these organizations.

Mr. O’Brien is also experienced in risk management and corporate governance.

David Smith	√

Mr. Smith has over 30 years of financial and executive leadership experience, and throughout his career, has worked closely with or managed the human resources teams at various organizations. Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. (2009 to 2014) and as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. (2002 to 2009). Mr. Smith serves on the Compensation and Human Resources Committee of Hudbay Minerals Inc. and previously served on the Compensation Committee of Dominion Diamond Corporation.

Mr. Smith is also experienced in risk management and corporate governance.

George Paspalas	√

Mr. Paspalas has extensive experience managing personnel and compensation matters within the mining industry, including through his current role as Director, President and CEO of MAG Silver Corp. (since 2013), and his former roles as President and Chief Executive Officer of Aurizon Mines Ltd. (2011 to 2013) and as General Manager of three mining operations.

Mr. Paspalas is also experienced in risk management and corporate governance.

(1)	Mr. O’Brien was appointed as a member and Interim Chair of the Compensation Committee in January 2021, following Robin Bienenstock’s resignation from the Board.

Throughout 2020, our Compensation Committee was chaired by Robin Bienenstock. Ms. Bienenstock resigned from the Board on January 4, 2021.

See “-Informed Decision Making Process” above and “Corporate Governance Disclosure – Committees – Compensation Committee” for a description of the responsibilities, powers and operations of the Compensation Committee.

Independent Compensation Advisor

The Compensation Committee has the authority to retain, at Pretivm’s expense, independent legal, financial and other advisors, consultants and experts, to assist it in fulfilling its duties and responsibilities. In fulfilling its role, the Compensation Committee engages and receives input from an independent compensation advisor, Meridian. Meridian was retained on July 30, 2019 to assess the Company’s approach to NEO and independent director compensation and provide a review of the compensation arrangements for the Company’s NEOs and independent directors and recommend changes (if any) to various pay elements and/or strategies to ensure alignment with market practices. Prior to July 30, 2019, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) as its independent compensation advisor in a similar role to Meridian’s.

The Compensation Committee is satisfied that Meridian (previously, Lane Caputo) is independent and possesses the appropriate expertise to advise the Compensation Committee on matters within its mandate. The Compensation Committee must pre-approve other services Meridian may provide to the Company at the request of management.

Throughout 2019 and 2020, Meridian provided advice to the Compensation Committee and the Board in respect of a broad range of matters related to compensation of executive officers and independent directors, including:

●	The Company’s executive compensation philosophy, programs and policies, and related governance practices.

●	The Company’s peer groups for compensation and performance benchmarking, changes to these peer groups, and subsequent consolidation of the peer groups.

●	Executive compensation, including market analysis and benchmarking, pay trends and recommendations with respect to NEO compensation structure, design and amounts.

●	Market analysis of LTIP programs, COVID-19 impacts on peer incentive plans, and recommendations with respect to changes to Pretivm’s LTIP program, including vehicle mix and performance metrics.

●	Board compensation, including market analysis, director pay trends, and recommendations with respect to Board compensation structure, design and amounts.

The table below sets out the fees paid to Meridian and Lane Caputo over the last two years for executive compensation-related services. There were no fees billed for other services provided by Meridian or Lane Caputo that are not reported under executive compensation-related fees.

Independent Consultant	Executive Compensation-Related Fees		Other Fees
	2020	2019	2020	2019
Meridian	$94,286	$66,539	Nil	Nil
Lane Caputo	Nil	$29,961	Nil	Nil

Compensation Governance and Risk Management

The Board’s oversight of our strategic direction and budgetary process mitigate the risks associated with our compensation programs and policies. In addition, the Compensation Committee is required by its Charter to, at least annually, assess and provide oversight to management with respect to material risks related to the Company’s compensation programs, including evaluating management’s assessment of risk of the Company’s compensation programs. The Compensation Committee considers the risks associated with our compensation programs and is comfortable that those risks are not likely to have a material adverse effect on Pretivm. The following is a summary of our governance and risk management best practices.

What We Do	Risk Mitigation	Pay for Performance	Effective Oversight	Shareholder Alignment
Incorporate risk management principles in all decision-making processes and regularly review our compensation programs to ensure they don’t encourage inappropriate or excessive risk taking	√		√	√
Maintain a Compensation Committee of independent directors that have the necessary skills, knowledge and experience to carry out committee responsibilities effectively	√		√	√
The Compensation Committee retains an independent compensation advisor with the appropriate expertise to advise on matters within its mandate	√		√	√
Maintain a pay-for-performance philosophy where majority of executive compensation is “at risk” and linked to corporate and individual achievements tied to our strategic plans		√		√
Executive compensation is balanced between short-term cash incentives and long-term incentive awards to mitigate the risk of overemphasis on short-term goals at the expense of long-term, sustainable performance	√	√		√
Annual review of our compensation strategy, including our compensation philosophy and program design in consideration of current business requirements, market practice, and best practices in pay governance	√		√	√
Benchmark executive compensation and our incentive plans against similar peer companies	√		√	√
Targets for the STIP corporate and individual performance objectives are established each year and are aligned with our priorities for that year and our risk profile	√	√		√
The performance measures contained within our STIP program and our performance share units (“PSUs”) have a maximum payout cap of 200%, thereby mitigating excessive risk taking or unsustainable operational or financial performance to achieve windfall annual incentive awards	√	√	√
PSU awards have overlapping performance periods, providing incentives to achieve long-term value creation and ensuring that executives remain subject to the long-term consequences of their decision making, through their unvested awards		√		√
The Compensation Committee and the Board retain discretion to adjust performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company and to increase or decrease payout levels based on an overall assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and flexibility to make reasonable exceptions when necessary	√	√	√	√
We have an Executive Compensation Recovery Policy that allows the Board to recoup variable compensation awarded to our executives in certain circumstances. See “- Clawback Policy” below	√			√
We have a Securities Ownership Policy to ensure that our executive officers and directors experience similar impact on the value of their personal holdings of our securities to that of our shareholders. See “- Securities Ownership Policy” below	√		√	√
Our Trading Policy restricts insiders and others who have a special relationship with Pretivm from trading our securities on material undisclosed information or during blackout periods. Directors and officers must pre-clear transactions before carrying out a trade in our securities	√		√	√
Our Trading Policy prevents our directors and executive officers from purchasing financial instruments designed to hedge or offset any decrease in market value of our Shares or any of our other securities	√			√
The Compensation Committee and the Board consider, among other things, results from advisory “Say on Pay” votes in its compensation-related decisions			√	√

What We Don’t Do	Risk Mitigation	Pay for Performance	Effective Oversight	Shareholder Alignment
No guaranteed increases in compensation in executive employment agreements	√	√		√
No re-pricing, backdating or exchanges of long-term incentive awards	√		√	√
No single-trigger change of control provisions in employment agreements	√
No hedging of Pretivm securities	√		√	√
No granting of loans to directors or executive officers	√		√	√
No granting of stock options to directors (effective 2018)	√		√	√

Securities Ownership Policy

We have a Securities Ownership Policy to ensure that our executive officers and directors experience similar impact on the value of their personal holdings of our securities to that of our shareholders. Ownership values for the purposes of our Securities Ownership Policy are calculated at the acquisition cost of such securities. The value of the restricted share units (“RSUs”) and PSUs is based on their grant date value. The table below reflects the shareholding requirements imposed on each Current NEO (defined below) and the extent to which each has achieved such shareholding requirement.

Name	Base Salary	Ownership Multiple	Ownership Requirement	Current Ownership(1)			Compliance Deadline
				Shares	Share Units	Total
Jacques Perron President and CEO	$725,000	5x	$3,625,000	$83,150	$3,195,000	$3,278,150	Apr. 27, 2023
Patrick Godin Vice President and COO	$475,000	3x	$1,425,000	-	$997,470	$997,470	Aug. 1, 2023
Matthew Quinlan Vice President and CFO	$400,000	3x	$1,200,000	-	$746,480	$746,480	Sep. 9, 2023

(1)	Current ownership includes Shares (if applicable), RSUs and PSUs.

Clawback Policy

We have an Executive Compensation Recovery Policy to ensure that if an officer of the Company has engaged in fraud, theft, embezzlement, serious misconduct or negligence, irrespective of whether there was a material restatement of previously issued financial statements, the Board may (i) seek recovery from such officer of a portion of the performance-based compensation previously awarded to the officer, and (ii) cancel applicable unvested equity compensation or claw-back vested equity compensation or other incentive awards awarded to the officer and require the officer to repay the after tax amount of any gain on the exercise of certain stock options or settlement of other equity compensation.

Benchmarking

A core tenet of our compensation philosophy is to attract and retain high quality employees and executives with the requisite skill set. Our objective is to establish compensation levels that are fair and reasonable, based on peer-company benchmarking, but offer significant incentive for above average performance. With respect to benchmarking and targeting of compensation for our NEOs, salary is within the range of the salaries paid to the corresponding NEOs of our peer companies with overall compensation at above the median if performance is exceptional.

In 2020, we utilized two peer groups:

1.	Peer group for pay benchmarking (the “Pay Benchmarking Peer Group”); and

2.	Peer group for performance benchmarking (the “Performance Peer Group”), to be used in calculating relative total shareholder return (“rTSR”) in connection with the vesting of our PSUs.

The two peer groups are described below.

*	Denotes companies that were subject to M&A transactions since the groups were last reviewed.

The following illustrates our positioning in respect of assets, revenue and market capitalization compared to our Pay Benchmarking Peer Group.

Our Compensation Committee, with the assistance of its independent compensation advisor, reviews our peer group(s) annually to validate whether the peers selected continue to be relevant and size appropriate. For 2021, we consolidated our Pay Benchmarking Peer Group and our Performance Peer Group into a single peer group (the “Consolidated Peer Group”) given the significant overlap between the groups and to simplify our compensation practices. In addition, we made further refinements to improve our positioning and alignment relative to our peer group. Our Consolidated Peer Group for 2021 is described below.

Consolidated Peer Group
Peer Companies (19 Total)	Alacer Gold Corp. / SSR Mining Inc. Alamos Gold Inc. Argonaut Gold Ltd. B2Gold Corp. Centerra Gold Inc. Coeur Mining Inc. Dundee Precious Metals Inc.	IAMGOLD Corporation Kirkland Lake Gold Ltd. Lundin Gold Inc. New Gold Inc. Northern Star Resources Ltd. OceanaGold Corp.	Pan American Silver Corp. Teranga Gold Corporation* Wesdome Gold Mines Ltd. Torex Gold Resources Inc. Roxgold Inc. Equinox Gold Corp.
Selection Criteria

●   Publicly-traded Canadian and United States precious metals companies engaged in the acquisition, exploration, development and operation of properties

●   An asset scope between 1/3x to 3x of our assets, with revenue and market capitalization used as additional soft screens

●   Companies whose recent history has demonstrated good financial results and governance

Other Considerations

●   Peers of peers and peers selected by proxy advisory firms

●   Preference for 15 to 25 companies in the group

●   Review of mining operations of short-listed peers, to identify companies with a similar profile to Pretivm

*	Denotes companies that were subject to M&A transactions since the group was last reviewed.

The following illustrates our positioning in respect of assets, revenue and market capitalization compared to our Consolidated Peer Group.

Use of Non-IFRS Financial Performance Measures

From time to time, we may use numerical measures of our financial performance, financial position or cash flow that are not specified, defined or determined under International Financial Reporting Standards (“IFRS”) for purpose of our STIP and LTIP programs. These non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. Our Compensation Committee and our Board work with management to develop objectives and performance measures for the purposes of our STIP and LTIP programs, including appropriate non-IFRS performance measures. Our Compensation Committee and our Board are also involved in the evaluation of our performance and the performance of our executives, including against non-IFRS performance measures. When necessary or as deemed appropriate, the Compensation Committee and the Board involve our Audit Committee and/or independent advisors in the development of non-IFRS performance measures and/or the evaluation of our performance against these measures. The following is a summary of non-IFRS measures used in our STIP and LTIP programs for 2020.

AISC per oz of gold sold
Application:	STIP (Corporate Objectives); Pretivm believes that all-in sustaining costs (“AISC”) more fully defines the total costs associated with producing gold
Definition:	●	Defined and published by the World Gold Council
	●	Sum of: “Total cash costs”, sustaining capital expenditures (excluding significant projects considered expansionary in nature), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by: gold ounces sold
	●	“Total cash costs” include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories, site share-based compensation and silver revenue
Developed by:	●	Audit Committee and management
	●	Implemented by Compensation Committee and the Board for compensation-related purposes
Evaluated by:	Compensation Committee and the Board, based on input figures audited by PwC and reviewed by the Audit Committee
Adjustments:	●	No adjustments in 2020; calculation adjusted in 2019 (on a go-forward basis) to reflect adoption of IFRS 16, Leases, otherwise calculated consistently year-over-year
Reconciliation:	For the year ended December 31, 2020, as reported in our MD&A for the years ended Dec. 31, 2020 and 2019

	In thousands of US dollars, except for per ounce data
	Gold ounces sold	347,923
	Total cash costs	$270,486
	Sustaining and capital expenditures(1)	$27,473
	Accretion on decommissioning and restoration provision	$262
	Treatment and refinery charges	$14,776
	Payments on lease obligations	$6,168
	Site share-based compensation	$1,587
	Corporate administrative costs(2)	$20,397
	Total AISC	$341,149
	Total AISC per oz of gold sold	$981

	(1)	Includes development costs.
	(2)	Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Adjusted EBITDA (US$/Share)
Application:	STIP (Corporate Objectives); Used to better understand our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures
Definition:	Net earnings before (i) interest and finance expense; (ii) interest and finance income; (iii) current income tax expense; (iv) deferred income tax expense; and (v) depreciation and depletion, excluding gain/loss on fair value of financial instruments
Developed by:	Management, Compensation Committee and the Board
Evaluated by:	Compensation Committee and the Board, based on input figures audited by PwC and reviewed by the Audit Committee
Adjustments:	●	Adjustments for gains/losses on fair value of financial instruments are reported in our financial statements, audited by PwC, reviewed by the Audit Committee, and reviewed and applied by the Compensation Committee and the Board for compensation-related purposes
	●	Further adjusted in 2020 for the impairment loss on the sale of the non-strategic Snowfield Property. Adjustment amount was reported in our financial statements, audited by PwC, reviewed by the Audit Committee, and considered and applied by the Compensation Committee and the Board for compensation-related purposes
Reconciliation:	For the year ended December 31, 2020
	In thousands of US dollars or Shares, as applicable, except for per Share data
	Net earnings (loss) for the year	$(38,438)
	Interest and finance expense	$25,784
	Interest and finance income	$(927)
	Current income tax expense	$6,382
	Deferred income tax expense	$75,081
	Depreciation and depletion	$117,052
	EBIDTA	$184,934
	(Gain) loss on financial instruments at fair value	$(377)
	Loss on sale of exploration and evaluation asset	$132,149
	Adjusted EBIDTA	$316,706
	Outstanding Shares (budget)	185,343
	Adjusted EBIDTA per Share	$1.71

Return on Invested Capital (ROIC)
Application:	LTIP (PSU Performance Metric); Used to assess management’s efficiency at allocating capital under its control for profitable investments
Definition:	●	“ROIC” means return on invested capital, and is equal to EBIT÷ Invested Capital
	●	“EBIT” = net earnings before (i) interest and finance expense; (ii) interest and finance income; (iii) current income tax expense; and (iv) deferred income tax expense, with adjustments not reflective of operations
	●	“Invested Capital” = shareholders’ equity + net debt - non-depreciable exploration and evaluation assets
Developed by:	Management, Compensation Committee, and the Board, with input from external financial advisor and Meridian
Evaluated by:	Compensation Committee and the Board, based on input figures audited by PwC and reviewed by the Audit Committee
Adjustments:	Adjustments are made at the discretion of the Compensation Committee and the Board, with input from the Audit Committee and/or independent advisors, as deemed necessary or appropriate
Reconciliation:	Not available. The ROIC performance measure applies to PSUs that are currently unvested.

Executive Management Changes

In 2020, we underwent significant changes to our executive team, including departures of:

●	Joseph Ovsenek, our former President and Chief Executive Officer (“CEO”);

●	Tom Yip, our former Executive Vice President (“EVP”) and Chief Financial Officer (“CFO”);

●	David Prins, our former Vice President, Operations; and

●	Michelle Romero, our former EVP, Corporate Affairs and Sustainability,

(collectively, the “Former NEOs”), and the appointments of:

●	Jacques Perron as our President and CEO;

●	Matthew Quinlan as our Vice President and CFO; and

●	Patrick Godin as our Vice President and Chief Operating Officer (“COO”),

(collectively, the “Current NEOs”).

See “Named Executive Officer Compensation - Employment, Termination and Change of Control Benefits” below.

Mr. Perron’s compensation amount and structure were determined through negotiation between Mr. Perron and the Compensation Committee and the Board, with advice of legal counsel and Meridian. Messrs. Quinlan’s and Godin’s compensation amounts and structures were determined through their respective negotiations with the Company, with input from the Compensation Committee and advice of legal counsel and Meridian. The compensation amounts and structures for our Current NEOs were approved by the Board with recommendation of the Compensation Committee. Prior to year-end, our Compensation Committee, with the assistance of Meridian, reviewed the compensation amounts and structures of our Current NEOs against our peer group, to ensure market alignment and positioning within the competitive range of median. Changes made to our executive compensation structure for 2021 are summarized in the next section, “Executive Compensation Elements”.

Executive Compensation Elements

We provide executive compensation elements that include base salary, short-term and long-term incentives, and benefits and perquisites. The compensation elements focus on specific areas that acknowledge both the short-term objectives of the Company and the longer-term opportunities and risks. In this way, the compensation elements are separate and do not provide for any duplication of compensation awards. Total executive compensation is weighted towards variable or at-risk compensation, which is directly linked to our performance and the performance of our Shares, aligning the interests of our executives and shareholders. The following is a summary of our executive compensation elements. Each element is described in further detail below.

	Base Salary	+	STIP	+	LTIP		+	Benefits and Perquisites
					PSUs	RSUs

	FIXED		AT–RISK COMPENSATION

Objective	Market competitive fixed cash compensation based on primary duties, responsibilities, qualifications, competencies and work performed		Links compensation to corporate and individual performance Reinforce, drive and recognize short-term achievements in a particular year

Align NEO interests with those of our shareholders

Motivate decision making that improves long-term performance through recognition and reward of long-term performance

Encourage longer-term retention

Promote compliance with our Securities Ownership Policy for executives

Represents an investment in health and well-being of our executives Supports attraction and retention
Link to Strategy and Performance	Reviewed annually, with increases based on individual performance, to remain market competitive or on increased scope and additional responsibilities		Variable and based on corporate and individual objectives that are pre-established and derived from short-term strategic and performance goals		Variable, based on Share performance and, in the case of PSUs, also based on longer-term performance in key strategic areas of focus			n/a
Performance Period	Ongoing		1 Year		3 Years	Up to 3 Years		Ongoing
Payment	Ongoing		After the end of the performance period; payable in the first quarter of subsequent year		After the end of the performance period; payable upon vesting (cliff vest after 3 years, subject to achievement of performance metrics)	After the end of the performance period; payable upon vesting (time vest 1/3 each year)		Ongoing
Cash or Equity	Cash		Cash		Cash or Shares, at the Board’s Discretion			n/a

1. Base Salary

The following table sets forth the annual base salary of each of our Current NEOs as of December 31, 2020, as well as year-over-year percentage change in base salary against that of the corresponding predecessor executive.

Name	Position	2019 Salary of Corresponding Former NEO	2020 Salary of Current NEO	Year-Over-Year Change
Jacques Perron	President and CEO	$670,800(1)	$725,000	8.1%
Patrick Godin	Vice President and COO	$488,800(2)	$475,000	-2.8%
Matthew Quinlan	Vice President and CFO	$442,000(3)	$400,000	-10.0%

(1)	Base salary of Joseph Ovsenek, former President and CEO.

(2)	Base salary of David Prins, former Vice President, Operations.

(3)	Base salary of Tom Yip, former EVP and CFO.

Base salaries of our Current NEOs were determined at the time of their respective appointments and were reviewed by the Compensation Committee and Meridian against our peer group, to ensure market alignment and positioning within the competitive range of median. No changes to base salaries of our Current NEOs were made for 2021.

2. Short Term Incentive Plan Awards (STIP)

Our executives earn an annual award based on an STIP target amount (target percentage of base salary) and our performance against corporate and individual performance factors. The ratio of these factors may be adjusted by the Compensation Committee depending on the level of corporate or individual focus. The below table sets out the STIP target amount as well as the ratio of corporate and individual performance factors for our Current NEOs for 2020.

Position	STIP Target (% of Base Salary)	Executive Performance Factors
		Corporate	Individual
President and CEO	100%	70%	30%
Vice President and CFO	85%	70%	30%
Vice President and COO	85%	70%	30%

In 2020, in connection with the hiring of Jacques Perron as President and CEO, the Compensation Committee adjusted the President and CEO’s ratio between the corporate and individual performance factors from 100% and 0%, respectively to 70% and 30%, respectively. This adjustment reflected a focus on Mr. Perron achieving his three- and six-month strategic plans, developed in consultation with the Board. The President and CEO’s ratio between the corporate and individual performance factors of 70% and 30%, respectively, will continue in 2021, focusing on objectives such as strategy and investor and shareholder relations, which fall outside the scope of the corporate objectives framework but which are essential to sustaining our growth and value.

Short-term incentive payments are then calculated as follows:

Total STIP Payment	=	Corporate Incentive Pay	+	Individual Incentive Pay

		STIP Target Amount x Corporate Performance Weighting x Achieved Corporate Performance Multiplier		STIP Target Amount x Individual Performance Weighting x Achieved Individual Performance Multiplier

Each of the two elements of short-term incentive pay is described further below.

Corporate Incentive Pay

We have a pay for performance executive compensation philosophy and have established corporate objective targets for our executives (our “Corporate Objectives”). Each year, the Board, with the input of management and on the recommendation of the Compensation Committee, adopts the Corporate Objectives that guide and motivate our executives as they carry out Pretivm’s business plan over the course of the year. Our 2020 Corporate Objectives were informed by, among other things, our focus on achieving our gold production guidance for the year while maintaining a low-cost profile, with a continuous focus on site safety, environment and social issues and generating significant free cash flow. Performance is monitored throughout the year and, following year-end, the Compensation Committee assesses the Company’s performance against each Corporate Objective and considers all relevant factors (both positive and negative) in determining the appropriate Corporate Performance Multiplier.

The following table sets out our final 2020 Corporate Objectives and our achievements in respect of these objectives, which resulted in a Corporate Performance Multiplier of 132% (82% in 2019; 124% in 2018).

Multiplier	%	0.0	0.5	1.0 (Target)	1.5	2.0	Actual	Multiplier	MxW (%)
Production (ounces)	25	-35,000 oz	-17,500 oz	350,824 oz	+17,500 oz	+35,000 oz	347,743 oz	0.82	21%
AISC(1) (US$/ounce)	10	+ US$55/oz	+ US$45/oz	US$1,040/oz	- US$45/oz	- US$55/0z	US$981/0z	2.00	20%
Adjusted EBITDA(1) (US$)/ Share	10	- 10%	- 5%	US$1.17/Share	+ 5%	+ 10%	US$1.71/Share	2.00	20%
$/t Milled	25	+ 10%	+ 5%	$269/t Milled	- 5%	- 10%	$266/t Milled	1.22	31%
All Injury Frequency Rate	15	4.19	-	4.08	-	3.98	4.06	1.20	18%
Sustainability and Social	15	>1 material non- compliance(2)	1 material non-compliance	Material compliance	No environmental citations	-	No environmental citations	1.50	23%
Total	100								132%

(1)	See “- Use of Non-IFRS Financial Performance Measures”.

(2)	A material non-compliant event is a cease work order.

Following the appointment of Mr. Perron as President and CEO and his initial strategic assessment of the Company and its operations, the Board, on the recommendation of the Compensation Committee revised our 2020 Corporate Objectives to those presented in the table above. Below is a summary of the revisions made and the primary reasons for the revisions.

Corporate Objective	Revisions Made and Primary Reasons
Production (ounces)	Target revised to reflect the reduced throughput plan for second half of 2020
AISC(1) (US$/ounce)	Target revised to reflect unbudgeted additional costs related to increased drilling initiatives and incremental payments in connection with departures of executives throughout the year
$/t Milled	Target revised to reflect the reduced throughput plan for second half of 2020; and to reflect unbudgeted additional costs related to increased drilling initiatives and incremental payments in connection with departures of executives throughout the year
Safety Tracker and Safety Risk Reduction Objectives	Eliminated because these objectives were not applicable across the entire organization and were not pursued as a result of a change in corporate strategy around health and safety in connection with the Company’s renewed commitment to improving safety performance and culture
All Injury Frequency Rate	Broadened the payout curve shoulders to 0x and 2.0x multipliers (originally at 0.5x and 1.5x multipliers) for consistency with other objectives

Individual Incentive Pay

Each year, the Compensation Committee works with the CEO and other NEOs to develop their individual objectives for the year. These individual objectives are approved by the Board, upon the recommendation of the Compensation Committee. Performance is monitored throughout the year and, following year-end, the Compensation Committee assesses the CEO’s and, together with the CEO, other NEOs’ performance against their respective individual objectives and considers all relevant factors (both positive and negative) in determining the appropriate Individual Performance Multiplier. In 2020, the individual objectives of our Current NEOs focused on achievement of a three- and six-month strategic plan developed by Mr. Perron in consultation with the Board.

The following table shows the individual performance score of each of our Current NEOs, as well as the key decision factors that were considered by the Compensation Committee in determining such scores.

Name and Title	Individual Performance Multiplier	Key Decision Factors
Jacques Perron President and CEO	160%

●   Adjusted mining plan for better stability and control; achieved 2020 production guidance

●   Improved liquidity (US$174.8 million cash on hand as of Dec. 31, 2020), including through sale of non-strategic Snowfield Property and reduction of debt (repaid US$226.7 million in 2020)

●   Maintained operations despite COVID-19 risks, including through COVID-19 management plans and enhanced protocols and preventative measures

●   Streamlined executive leadership team and commenced development of succession planning process

Patrick Godin Vice President and COO	140%

●   Adjusted mining plan for better stability and control; achieved 2020 production guidance

●   Maintained operations despite COVID-19 risks, including through COVID-19 management plans and enhanced protocols and preventative measures

●   Initiated the implementation of an enhanced health and safety management system and Positive Attitude Safety System

●   Streamlined senior operations team and commenced development of succession planning process within the Operations function

Matthew Quinlan Vice President and CFO	125%

●   Improved liquidity (US$174.8 million cash on hand as of Dec. 31, 2020), including through sale of non-strategic Snowfield Property and reduction of debt (repaid US$226.7 million in 2020)

●   Initiated process to significantly bolster Pretivm’s enterprise risk management framework and process

●   Commenced development of succession planning process within the Finance department

Total STIP Payments to Current NEOs

The following table summarizes the STIP cash bonus paid to each Current NEO based on 2020 Company and individual performance. For information on our Former NEOs, see “Named Executive Officer Compensation” and “Employment, Termination and Change of Control Benefits” below.

Name	Base Salary	STIP Target %	STIP Target $	Corporate Multiplier (CM)	CM Weighting (%)	Individual Multiplier	Individual Weighting (%)	Total Score	Percentage of Year Worked	2020 STIP Payment ($)
Jacques Perron President and CEO	$725,000	100%	$725,000	132%	70%	160%	30%	140%	68%	$692,200
Patrick Godin Vice President and COO	$475,000	85%	$403,750	132%	70%	140%	30%	134%	42%	$228,000
Matthew Quinlan Vice President and CFO	$400,000	85%	$340,000	132%	70%	125%	30%	130%	31%	$137,000
Total										$1,057,200

3. Long-Term incentive Awards (LTIP)

Our LTIP program rewards our NEOs for our future performance, by incentivizing shareholder value creation. Our Compensation Committee, working with its independent compensation consultant, reviews our LTIP program annually, including the target long-term equity incentive opportunity, and the appropriate vehicle mix and performance measures. The Compensation Committee makes recommendations to the Board with respect to the amount (based on a percentage of base salary) and nature of the grants to be given to each participant. While previous grants may be taken into account when considering new grants, our granting of RSUs, PSUs and, historically, stock options (“Options”) has been based on review of peer performance data by our Compensation Committee in consultation with its independent compensation consultant.

For 2020, to further align our LTIP program with shareholders’ interests and standard market practice, we made the following changes (1) eliminated Options from our LTIP program, (2) adjusted the LTIP vehicle mix to 60% PSUs and 40% RSUs, and (3) implemented a ROIC performance measure for vesting of 25% of PSUs, with targets set based on current and past performance and a view to improve ROIC. The table below summarizes key characteristics of our PSUs and RSUs.

	PSUs	RSUs
Description	Notional units linked to the value Pretivm’s Shares
Governing Plan	Restricted Share Unit Plan (“RSU Plan”)
Vesting Conditions	Cliff vest after 3 years, with payout based on the achievement of performance multipliers in a range of 0% to 200%. Performance multipliers are based on rTSR (75%) and ROIC (25%)	Time vest over 3 years (1/3 each year)

rTSR (75% of PSUs)

●   Pretivm’s TSR from January 1, 2020 to December 31, 2022, as compared to the Performance Peer Group determined by the Compensation Committee

●   Vesting on an interpolated basis, and payout based on following guidelines:

o   0% if rTSR < 25th Percentile

o   50% if rTSR = 25th Percentile

o   100% if rTSR = 50th Percentile

o   200% if rTSR ≥ 75th Percentile

●   If TSR is negative, a maximum of 100% PSUs vest and are settled

ROIC(1) (25% of PSUs)

●   Pretivm’s ROIC calculated as the sum of:

o   10% ROIC for 2020

o   10% ROIC for 2021

o   10% ROIC for 2022

o   70% average ROIC for 2020-2021 (inclusive)

●   ROIC = EBIT ÷ Invested Capital

●   Vesting on an interpolated basis, and payout based on guidelines approved by the Board, on the recommendation of the Compensation Committee

Settlement	At the discretion of the Board, cash payment equal to the fair market value of the Shares as at the vesting date or the equivalent in fully paid Shares

(1)	See “- Use of Non-IFRS Financial Performance Measures”.

Options were historically used to align our executive and other key employee interests with those of our shareholders by providing an incentive to achieve our long-term superior performance objectives. Options granted prior to 2017 vest over an 18-month period, while Options granted in 2017, 2018 and 2019 vest over a three-year period, with one-third vesting on each of the first, second and third anniversaries of the grant date. Options were eliminated from our LTIP program in 2019.

Further information on our RSUs, PSUs and Options can be found under the heading “Securities Authorized for Issuance Under Equity Compensation Plans” in this Information Circular. Both our Stock Option Plan (the “Stock Option Plan”) and our RSU Plan are administered by the Compensation Committee, which has the authority to determine the eligible participants to whom Options, RSUs and/or PSUs may be granted, as applicable, and the amount of the awards under each grant.

2020 LTIP Awards

In 2020, all LTIP awards granted to our Current NEOs represented initial grants of LTIP compensation upon their respective appointment as officers of the Company. The table below summarizes these awards as well as target LTIP awards for 2021. Our Former NEOs (other than Joseph Ovsenek) also received LTIP awards of RSUs and PSUs in 2020; however, these awards were forfeited and terminated without payment upon each Former NEO’s departure from the Company. See “Named Executive Officer Compensation – Summary Compensation Table” and “Named Executive Officer Compensation – Employment, Termination and Change of Control Benefits”.

Name	Initial LTIP Grant Value	Initial PSUs Issued	Initial RSUs Issued	Base Salary	2021 LTIP Target (% of Base Salary)
Jacques Perron President and CEO	$1,600,000	80,740	53,826	$725,000	220%
Patrick Godin Vice President and COO	$332,500	12,962	8,641	$475,000	140%
Matthew Quinlan Vice President and CFO	$186,500	7,270	4,847	$400,000	140%

2020 Settlement of Prior LTIP Awards

The following LTIP awards vested in 2020:

1.	1/3 of RSUs that were granted in 2017;

2.	1/3 of RSUs that were granted in 2018; and

3.	PSUs that were granted in 2017.

As a result of the changes in management of the Company throughout 2020 and timing of these changes, Michelle Romero was the only NEO that received payments in connection with the 2020 vesting of LTIP awards. The following table summarizes these payments.

Name	LTIP Award Vested	Number of Units Vested	Fair Market Value(1)	Settlement	Settlement Amount
Michelle Romero Former EVP, Corporate Affairs and Sustainability	2017 RSUs (1/3)	3,222	$14.71	Cash	$47,396
	2018 RSUs (1/3)	4,309	$14.78	Cash	$63,687
	2017 PSUs	0(2)	-	-	$0

(1)	“Fair Market Value” is the arithmetic average of the closing price of the Shares on the Toronto Stock Exchange (“TSX”) for five trading days on which a board lot was traded immediately preceding the vesting date.

(2)	Vesting and payout of the 2017 PSUs was subject to a rTSR performance metric against the S&P/TSX Global Gold Index. The Company’s rTSR during the performance period was below the 25th percentile, which resulted in 0% vesting and termination of the 2017 PSUs without settlement.

Key Changes to LTIP Program for 2021

The following is a summary of key changes to our LTIP program for 2021 and reasons for these changes.

Change	Description	Reason
Consolidation of Performance Peer Group and Pay Benchmarking Peer Group	See “- Benchmarking” above	Simplify compensation practices
Reserve Renewal Performance Metric for PSUs	Introduction of a PSU performance metric rewarding renewal of Pretivm’s Mineral Reserves (the “Reserve Renewal Performance Metric”)	Reflects strategic focus on renewal of Mineral Reserves
Refinement of the ROIC Performance Metric for PSUs	Broadened payout curve shoulders, and simplified calculation of the performance metric, based on the average ROIC over three years	Reflects greater expectations around ROIC performance Simplify compensation practices
Change to mix of PSU Performance Metrics	60% of PSUs based on rTSR Performance Metric 30% of PSUs based on ROIC Performance Metric 10% of PSUs based on Reserve Renewal Performance Metric	Reflects increase in strategic focus on ROIC and on renewal of Mineral Reserves

4. Benefits and Perquisites

In addition to the executive compensation arrangement outlined above, all of our employees are eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites. We review these benefits for competitiveness. Messrs. Perron and Godin, having relocated at Pretivm’s request, are entitled to limited relocation and travel subsidies and entitlements.

Performance Graph

Based on an initial investment of $100 in our Shares on December 31, and a $100 investment in the S&P/TSX Composite Index (with dividend reinvestment), the following charts and tables provide a comparison of total returns for the five-year periods ended December 31, 2020.

Five-year Comparison (December 2015 – December 2020)

	12/31/2015	12/30/2016	12/29/2017	12/31/2018	12/31/2019	12/31/2020
Pretivm Shares	$100.00	$159.77	$206.03	$166.24	$207.61	$209.63
S&P/TSX Composite Total Return Index	$100.00	$121.08	$132.08	$120.34	$147.83	$156.11
S&P/TSX Global Gold Index	$100.00	$150.96	$153.00	$147.73	$208.75	$254.87

The realized and realizable compensation of our executive officers during the period from December 31, 2015 to December 31, 2020 is generally consistent with the performance of our Shares relative to the S&P/TSX Global Gold Index and, to a lesser extent, the S&P/TSX Composite Index. In 2016, with the continued de-risking of Brucejack and an increase in gold price, our Share price increased 60% over the year. In 2017, we achieved commercial production and our Share price increased 29% over the year. In 2018, our first year of full production, our Share price decreased as our gold production did not meet market expectations. In 2019, we again failed to meet market expectations around gold production; however, our Share price increased 25% over the year, in part due to rising gold prices. In early 2020, we announced a preliminary long-term production outlook and an updated Mineral Reserve, Mineral Resource and Life of Mine Plan that reset market expectations and our Share price decreased significantly. However, due to rising gold prices and steady financial and operational performance throughout the year, our Share price increased slightly over the year, by 1%. Over this five-year period, we introduced RSUs (in 2015) and PSUs (in 2017) into our LTIP program and transitioned away from granting Options to an LTIP vehicle mix comprised 60% of PSUs and 40% of RSUs (in 2020). Our RSUs time-vest over three years (1/3 each year) and are settled based on our share price at the time of vesting, while our PSUs cliff vest after three years and are settled based on the achievement of performance metrics related to rTSR, ROIC (as of 2020) and renewal of Mineral Reserves (as of 2021). By increasing the ratio of performance- to time-based awards and overall mix of performance-based awards, we further aligned our LTIP program with shareholders’ interests and standard market practice. Our executive compensation policy is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

Named Executive Officer Compensation

Named Executive Officers

For the year ended December 31, 2020, our NEOs were:

1.	Jacques Perron, our President and CEO;

2.	Matthew Quinlan, our Vice President and CFO;

3.	Patrick Godin, our Vice President and COO;

4.	Joseph Ovsenek, our former President and CEO;

5.	Tom Yip, our former Executive Vice President and CFO;

6.	David Prins, our former Vice President, Operations; and

7.	Michelle Romero, our former Executive Vice President, Corporate Affairs and Sustainability.

Joseph Ovsenek, Tom Yip, David Prins and Michelle Romero departed the Company in 2020. See “Employment, Termination and Change of Control Benefits” below.

Set out below is additional information regarding each of our Current NEOs, including brief biographies, key achievements in 2020 and summaries of compensation earned in 2020.

JACQUES PERRON, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date Joined Pretivm:
April 27, 2020
Biography

Mr. Perron is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plan. This includes overall responsibility for operating and growing our business, while managing risk to create long-term sustainable value for our stakeholders.

Experience

●	More than 35 years of technical and operational experience in the global mining industry, with a track record of safe and sustainable mining

●	Former President and CEO of Thompson Creek Metals Company Inc. (2013-2016); former President and CEO of St. Andrew Goldfields (2007-2013)

Education

●	BSc in Mining Engineering from l’École Polytechnique de Montréal

Key Achievements in 2020

●	Adjusted mining plan for better stability and control; achieved 2020 production guidance

●	Improved liquidity (US$174.8 million cash on hand as of Dec. 31, 2020), including through sale of non-strategic Snowfield Property and reduction of debt (repaid US$226.7 million in 2020)

●	Maintained operations despite COVID-19 risks, including through COVID-19 management plans and enhanced protocols and preventative measures

●	Streamlined executive leadership team and commenced development of succession planning process

2020 Compensation Summary

Year	Salary ($)	RSUs ($)	PSUs ($)	Option-based awards ($)	Annual incentive plans	All other compensation ($)	Total ($)
2020 2019 2018	494,487 - -	639,991 - -	959,999 - -	- - -	692,200 - -	41,089 - -	2,827,766 - -

2020 Actual Pay Mix

Securities Ownership Summary

			Current Ownership(1)
Base Salary	Ownership Multiple	Ownership Requirement	Shares	Share Units	Total	Compliance Deadline
$725,000	5x	$3,625,000	$83,150	$1,600,000	$1,683,150	Apr. 27, 2023

(1)	Current ownership includes Shares, RSUs and PSUs.

MATTHEW QUINLAN, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Date Joined Pretivm:
September 9, 2020
Biography

Mr. Quinlan is responsible for various functions of the organization, including financial risk management, financial record keeping, financial planning and analysis, financial reporting, supply chain management, information technology and enterprise risk management.

Experience

●	25 years in finance, capital markets and the global mining industry

●	Former Interim CFO of Trevali Mining Corporation (2020); former CFO of Dominion Diamond Corporation (2016-2017); former Managing Director and Co-head of CIBC’s Global Mining investment banking group (2011-2014)

Education

●	BSc (Honours) in Mechanical Engineering with Business Finance from University College London and The London School of Economics and Political Science

●	Chartered Professional Accountant and Chartered Financial Analyst

Key Achievements in 2020

●	Improved liquidity (US$174.8 million cash on hand as of Dec. 31, 2020), including through sale of non-strategic Snowfield Property and reduction of debt (repaid US$226.7 million in 2020)

●	Initiated process to significantly bolster Pretivm’s enterprise risk management framework and process

●	Commenced development of succession planning process within the Finance department

2020 Compensation Summary

Year	Salary ($)	RSUs ($)	PSUs ($)	Option-based awards ($)	Annual incentive plans	All other compensation ($)	Total ($)
2020 2019 2018	124,359 - -	74,595 - -	111,885 - -	- - -	137,000 - -	6,361 - -	454,200 - -

2020 Actual Pay Mix

Securities Ownership Summary

			Current Ownership(1)
Base Salary	Ownership Multiple	Ownership Requirement	Shares	Share Units	Total	Compliance Deadline
$400,000	3x	$1,200,000	-	$186,480	$186,480	Sep. 9, 2023

(1)	Current ownership includes RSUs and PSUs.

PATRICK GODIN, VICE PRESIDENT AND CHIEF OPERATING OFFICER

Date Joined Pretivm:
August 1, 2020
Biography

Mr. Godin is responsible for planning, organizing, directing, controlling and evaluating the overall operations of mining production and project development, providing leadership oversight and guidance in respect of the Company’s mining operations and technical services, managing operational risks, and achieving production targets safely, efficiently and on budget.

Experience

●	More than 25 years of technical and operational experience in the global mining industry

●	Former President and CEO of Stornoway Diamond Corporation (2019-2020); former Vice President and COO of Stornoway Diamond Corporation (2010-2019)

Education

●	BSc in Mining Engineering from Université Laval in Québec

Key Achievements in 2020

●	Adjusted mining plan for better stability and control; achieved 2020 production guidance

●	Maintained operations despite COVID-19 risks, including through COVID-19 management plans and enhanced protocols and preventative measures

●	Initiated the implementation of an enhanced health and safety management system and Positive Attitude Safety System

●	Streamlined senior operations team and commenced development of succession planning process within the Operations function

2020 Compensation Summary

Year	Salary ($)	RSUs ($)	PSUs ($)	Option-based awards ($)	Annual incentive plans	All other compensation ($)	Total ($)
2020 2019 2018	194,567 - -	132,985 - -	199,485 - -	- - -	228,000 - -	18,952 - -	773,990 - -

2020 Actual Pay Mix

Securities Ownership Summary

			Current Ownership(1)
Base Salary	Ownership Multiple	Ownership Requirement	Shares	Share Units	Total	Compliance Deadline
$475,000	3x	$1,425,000	-	$332,470	$332,470	Sep. 9, 2023

(1)	Current ownership includes RSUs and PSUs.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)(2)		Option- based awards ($)(4)	Non-equity incentive plan compensation ($)	All other compensation ($)(6)	Total compensation ($)
			RSUs	PSUs(3)		Annual incentive plans(5)
Jacques Perron(7) (8) President and CEO	2020 2019 2018	494,487 - -	639,991 - -	959,999 - -	- - -	692,200 - -	41,089 - -	2,827,766 - -
Matthew Quinlan(9) Vice President and CFO	2020 2019 2018	124,359 - -	74,595 - -	111,885 - -	- - -	137,000 - -	6,361 - -	454,200 - -
Patrick Godin(10) Vice President and COO	2020 2019 2018	194,567 - -	132,985 - -	199,485 - -	- - -	228,000 - -	18,952 - -	773,990 - -
Joseph Ovsenek(7) (11) Former President and CEO	2020 2019 2018	213,710 670,800 670,800	- - 328,647	- - 328,647	- - 711,027(12)	304,712 686,480 1,048,125	3,292,393 22,392 21,501	3,810,815 1,379,672 3,108,748
Tom Yip(11) Former EVP and CFO	2020 2019 2018	368,333 442,000 442,000	235,172(13) - 140,852	352,764(13) - 140,852	- - 304,725(12)	376,028 365,200 497,800	2,291,120 83,691 68,931	3,623,418 890,891 1,595,159
David Prins(11) Former Vice President, Operations	2020 2019 2018	325,867 488,800 488,017	274,362(13) - 164,324	411,549(13) - 164,324	- - 355,514(12)	283,400 425,100 550,500	2,668,705 88,070 12,725	3,963,883 1,001,970 1,735,403
Michelle Romero(11) Former EVP, Corporate Affairs and Sustainability	2020 2019 2018	320,058 330,000 330,000	202,273(13) - 126,426	303,409(13) - 126,426	- - 251,600(12)	339,933 296,800 378,700	1,369,544 24,998 23,216	2,535,217 651,798 1,236,368

(1)	Fair value is based on the closing TSX market price of our Shares on the trading day preceding the grant date. The grant date fair value of Share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(2)	In connection with the 2019 transition from issuing LTIP awards in December to issuing LTIP awards in February, no LTIP awards were issued for 2019.

(3)	The amount disclosed assumes 100% vesting of PSUs. Vesting and payout of PSUs ranges from 0% to 200% and is based on:

●	2018 PSUs: Performance measure based on TSR against the S&P/TSX Global Gold Index;

●	2020 PSUs: Performance measure based on TSR against the Performance Peer Group (75% of PSUs) and ROIC (25% of PSUs).

(4)	Fair value is calculated using the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS accounting requirements and was determined using various assumptions including share price volatility on the grant date taking into account the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.

(5)	Annual STIP cash bonus earned by each NEO in the respective year. The cash bonus earned by each NEO in 2020 was based on the portion of the year worked. See “Compensation Discussion & Analysis – Executive Compensation Elements - 2. Short-Term Incentive Plan Awards (STIP)” above. In 2018 and 2019, 70% of a projected STIP cash bonus for the year was paid prior to year-end. The remaining 30% was evaluated during the first quarter of the following year, upon final year-end operational reconciliations of key performance indicators. These final performance objectives were then reconciled against the corporate objectives and a determination was made with respect to the residual STIP cash bonus to be paid, if any. To better align our compensation practice with those of our peers and to ensure our short-term incentive payments are commensurate with achievements of targets over full years, we transitioned to paying our STIP cash bonuses for a particular year in the first quarter of the subsequent year, upon year-end operation reconciliations of key performance indicators against applicable objectives.

(6)	This amount includes the Company’s contribution to a registered retirement savings plan made on behalf of the NEO in which the NEO’s contribution may be matched up to a maximum of 4% of their annual salary, as well as additional perquisites such as housing (if applicable), medical services plan, medical reimbursement plan, health care spending account, fitness allowance, guaranteed supplemental income, life insurance and accidental death and dismemberment. In respect of Former NEOs, the amounts in 2020 also reflect incremental payments triggered by each Former NEO’s departure from Pretivm. See “- Employment, Termination and Change of Control Benefits” below. In respect of Current NEOs, Messrs. Perron and Godin, having relocated at Pretivm’s request, are entitled to limited relocation and travel subsidies and entitlements.

(7)	Mr. Perron and Mr. Ovsenek did not receive compensation for their services as directors of the Company.

(8)	Mr. Perron joined Pretivm on April 27, 2020. Figures presented (other than the Share-based awards, which represent initial grants upon appointment) reflect portion of the year worked.

(9)	Mr. Quinlan joined Pretivm on September 9, 2020. Figures presented reflect portion of the year worked.

(10)	Mr. Godin joined Pretivm on August 1, 2020. Figures presented reflect portion of the year worked.

(11)	Figures presented for 2020 reflect amounts earned for the portion of the year worked. In addition, “Other Compensation” for 2020 also includes incremental payments triggered by Former NEO’s departure. See “- Employment, Termination and Change of Control Benefits”.

(12)	On December 11, 2018, the Company awarded Options to the then-NEOs at a per Share exercise price of $9.78, expiring on December 11, 2023. These Options have a grant date fair value of $4.87 each, calculated using the Black-Sholes option pricing model with a per Share exercise price of $9.78, expected life of five years and volatility of 55.9%.

(13)	RSUs and PSUs awarded to Former NEOs during 2020 were cancelled without payment, upon each Former NEO’s departure from Pretivm.

Pension Plan Benefits

We do not have a defined benefit, defined contribution or deferred compensation pension plan.

Incentive Plan Awards - Outstanding Option Based and Share-Based Awards

The following table sets out all Option-based and Share-based awards outstanding for each NEO as at December 31, 2020.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of Share-based awards that have not vested ($)(2)	Market or payout value of vested Share-based awards not paid out or distributed ($)
Jacques Perron President and CEO	-	-	-	-	53,826(3) 80,740(4)	783,168 1,174,767	-
Matthew Quinlan Vice President and CFO	-	-	-	-	4,847(3) 7,270(4)	70,524 105,779	-
Patrick Godin Vice President and COO	-	-	-	-	8,641(3) 12,962(4)	125,727 188,597	-
Joseph Ovsenek(5) Former President and CEO	-	-	-	-	-	-	-
Tom Yip(5) Former EVP and CFO	62,475 43,380 41,960	9.73 12.97 9.78	01/15/21 01/15/21 01/15/21	303,629 70,276 201,828	-	-	-
David Prins(5) Former Vice President, Operations	-	-	-	-	-	-	-
Michelle Romero(5) Former EVP, Corporate Affairs and Sustainability	22,339 35,886 34,645	9.73 12.97 9.78	02/16/21 02/16/21 02/16/21	108,568 58,135 166,642	-	-	-

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2020 ($14.59) and the exercise price of the Option.

(2)	The market or payout value of RSUs and PSUs that have not vested as at December 31, 2020 is $14.55 per RSU and PSU.

(3)	RSUs granted under our RSU Plan in 2020.

(4)	PSUs granted under our RSU Plan in 2020.

(5)	See “- Employment, Termination and Change of Control Benefits” below.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned by our NEOs during the year ended December 31,2020.

Name	Option-based awards value vested during the year ($)(1)	Share-based awards value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Jacques Perron President and CEO	-	-	692,200
Matthew Quinlan Vice President and CFO	-	-	137,000
Patrick Godin Vice President and COO	-	-	228,000
Joseph Ovsenek(3) Former President and CEO	-	-	304,712
Tom Yip(3) Former EVP and CFO	118,058	-	376,028
David Prins(3) Former Vice President, Operations	361,712	-	283,400
Michelle Romero(3) Former EVP, Corporate Affairs and Sustainability	93,748	111,083	339,933

(1)	This is the aggregate dollar value that would have been realized if the Options had been exercised on their vesting date and assuming the NEO had the entire vested amount available for exercise.

(2)	Annual cash bonus earned by each NEO in 2020, based on the portion of the year worked.

(3)	See “- Employment, Termination and Change of Control Benefits” below.

Employment, Termination and Change of Control Benefits

Current NEOs

Employment Agreements

We entered into employment agreements with each of our Current NEOs (collectively, the “Current NEO Agreements”), who joined the Company in 2020.

	J. Perron Employment Agreement	M. Quinlan Employment Agreement	P. Godin Employment Agreement
Approval	Board with the recommendation of the Compensation Committee (including with respect to the compensation structure)
Form	Industry standard	Industry standard; based on Mr. Perron’s form of employment agreement with minor modifications (including with respect to compensation and benefits)
Provisions Include

●   Compensation and benefits, including salary and the right to participate in our STIP and LTIP programs

●   Confidentiality obligations with respect to our sensitive information

●   Non-solicitation of employment for 12 months following termination, subject to certain exceptions

●   Executive to provide a minimum of three months’ notice and transition assistance as may be required if he or she wishes to terminate his or her employment, subject to certain limited exceptions

●   Certain restrictions on voluntarily leaving the employ of the Company in the event of a take-over bid, tender or exchange offer, plan of arrangement, proxy contest or any similar event or change of control

●   Certain entitlements (including incremental payments, payables and benefits) upon termination without cause, for good reason or following a change of control (described further below), subject to a release acceptable to the Company

Termination and Change of Control Benefits

The Current NEO Agreements provide for certain entitlements (including incremental payments, payables and benefits) upon termination of employment without cause, for “Good Reason” or following a change of control. These entitlements are consistent across the Current NEO Agreements and are summarized in the below table.

Termination Event	Entitlements
	Base Salary	STIP	LTIP	Other
For Cause	None
Without Cause Or By Executive for Good Reason(1)	● Salary owing to the date of termination ● 24 months of Base Salary

●    Pro-rated short-term bonus for partial service in year of termination; based on target short-term bonus for that year

●    2 x average annual short-term bonus paid or awarded in 3 years immediately preceding the year of termination(2)

●    Governed by the RSU Plan and (if applicable) the Option Plan

●    Any unvested RSUs and PSUs terminate and become null and void unless termination occurs as a result of disability, retirement or redundancy, in which case limited units may vest and be settled. See “Securities Authorized for Issuance Under Equity Compensation Plans – RSUs and PSUs”

●    Accrued vacation owing to the date of termination

●    Reimbursement of expenses to the date of termination

●    Relocation allowance (if applicable)

●    Continuation of all employment related benefits until the earlier of 2 years of termination date or the date on which the executive secures comparable benefit coverage through alternate employment

●    Short- and long-term disability coverage will be discontinued

Without Cause or for Good Reason Within 12 Months Following a Change of Control

●    If the acquiring company does not exchange RSUs and PSUs (or other equity awards) then held by the executive for equity grants that are economically equivalent to such RSUs and PSUs (or other equity awards) at the time of the change of control such that there is no material financial loss to the executive, then any and all outstanding unvested RSUs and PSUs (or other awards) shall fully vest and be fully payable. In case of PSUs, all performance criteria shall be deemed to have been met

(1)	“Good Reason” means the resignation other than on a purely voluntary basis as a result of the occurrence of one or more of the following events without the Current NEO’s consent, effective only if the Current NEO has provided sufficient notice of the occurrence and Pretivm has not corrected the occurrence within a designated period of time: (a) material adverse change to position, duties or responsibilities other than as a result of physical or mental incapacity that materially impairs the Current NEO’s ability to perform his or her duties or responsibilities as confirmed by a physician; (b) materially adverse change in reporting relationship that is inconsistent with title or position; (c) material reduction in compensation or aggregate level of benefits made available; and (d) relocation of principal office outside of Vancouver, BC.

(2)	If such termination occurs within the first two years of the Current NEO Agreement, the average short-term bonus calculation will use the target bonus as set out the respective agreement; and if such termination occurs in the third calendar year, the average short-term bonus calculation will be based on the average of the previous two years short-term bonus payments and the target bonus amount for the third calendar year. Any pro-rated bonus awarded for 2020 will be increased as if the Current NEO had been employed for the entire 2020 year.

The following table sets out the estimated incremental payments, payables and benefits that would be due to each of our Current NEOs, assuming termination on December 31, 2020.

Name	Termination Event	Incremental Entitlements(1)
		Base Salary (24 Months)	Pro-Rated STIP to Termination Date(2)	2x Average Annual STIP	LTIP(3)	Total(4)
Jacques Perron President and CEO	Without Cause or for Good Reason	$1,450,000	$493,000	$1,450,000	-	$3,393,000
	Without Cause or for Good Reason Within 12 Months Following a Change of Control	$1,450,000	$493,000	$1,450,000	$1,957,935	$5,350,935
Matthew Quinlan Vice President and CFO	Without Cause or for Good Reason	$800,000	$105,400	$800,000	-	$1,705,400
	Without Cause or for Good Reason Within 12 Months Following a Change of Control	$800,000	$105,400	$800,000	$176,302	$1,881,702
Patrick Godin Vice President and COO	Without Cause or for Good Reason	$950,000	$169,575	$950,000	-	$2,069,575
	Without Cause or for Good Reason Within 12 Months Following a Change of Control	$950,000	$169,575	$950,000	$314,324	$2,383,899

(1)	Assumes that there is no salary or accrued vacation owing at the date of termination, and that all expenses to the date of termination have been reimbursed.

(2)	Based on target short-term bonus (and not the actual short-term bonus earned) for the portion of the year worked in 2020.

(3)	Assumes the vesting of all RSUs and PSUs (at 100% vesting) and is calculated based on the fair market value (as defined in the RSU Plan) on December 31, 2020 ($14.55).

(4)	Excludes “Other” entitlements described in the immediately preceding table.

Former NEOs

Employment Agreements

We were party to employment agreements with each of our Former NEOs. The terms of these employment agreements included confidentiality provisions of indefinite application and non-solicitation of employment provisions that are valid for 12 months following termination of employment and subject to certain exceptions. As well, each of the NEOs agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he or she wishes to terminate his or her employment, subject to certain limited exceptions.

2020 Departures

The employment of Joseph Ovsenek, Tom Yip, and Michelle Romero was terminated without cause in 2020. David Prins terminated his employment with the Company for “Good Reason”, which, pursuant to Mr. Prins’ employment agreement, included the departure of Joseph Ovsenek as President and CEO of the Company. Each Former NEO was entitled to certain incremental payments, payables and benefits in connection with their departure, pursuant to the terms of their respective employment and separation agreements. The following table summarizes the material payments made to our Former NEOs in connection with their respective departures.

Name	Material Departure Payments (1)
	Description	Amount
Joseph Ovsenek Former President and CEO Departure: Apr. 2020	Pro-rated STIP to departure date (based on historic STIP payments)	$304,712
	24-months of base salary	$1,341,600
	2 x average annual STIP for past 3 years	$1,828,270
	Continuation of certain benefits made available during employment, until the earlier of 2 years of termination date or the date on which the executive secures comparable benefit coverage through alternate employment; short- and long-term disability benefit coverage discontinued	n/a
	Extension of term of vested Options from 30 days of the departure date to the earlier of (i) expiry date of the Options and (ii) 60 days from the departure date	n/a
	Payment in lieu of settlement of 9,450 outstanding RSUs issued in 2017	$108,032
	Total	$3,582,614
Tom Yip Former EVP and CFO Departure: Oct. 2020	Pro-rated STIP to departure date (based on historic STIP payments)	$376,028
	24-months of base salary	$884,000
	2 x average annual STIP for past 3 years	$902,467
	Payment in lieu of 2-year continuation of certain benefits made available during employment; short- and long-term disability benefit coverage discontinued	$385,161

Extension of term of vested Options from 30 days of the departure date to the earlier of (i) expiry date of the Options and (ii) January 15, 2021

Extension of term of unvested Options set to vest in December 2020 to January 15, 2021

		n/a
	Total	$2,547,656

(1)	Does not include salary, accrued vacation, and unreimbursed expenses owing at the date of departure.

Name	Material Departure Payments (1)
	Description	Amount
David Prins Former Vice President, Operations Departure: Aug. 2020	Pro-rated STIP to departure date (based on historic STIP payments)	$283,400
	24-months of base salary	$977,600
	2 x average annual STIP for past 3 years	$1,246,258
	Payment in lieu of 2-year continuation of certain benefits made available during employment; short- and long-term disability benefit coverage discontinued	$119,186
	Accelerated vesting of all Options unvested as of the departure date (with expiry 30 days from the departure date)	n/a
	Total	$2,626,444
Michelle Romero Former EVP, Corporate Affairs and Sustainability Departure: Dec. 2020	Pro-rated STIP to departure date (based on historic STIP payments)	$339,933
	24-months of base salary	$660,000
	2 x average annual STIP for past 3 years	$679,867
	Continuation of certain benefits made available during employment, until the earlier of 2 years of termination date or the date on which the executive secures comparable benefit coverage through alternate employment; short- and long-term disability benefit coverage discontinued	n/a
	Extension of term of vested Options from 30 days of the departure date to the earlier of (i) expiry date of the Options and (ii) 60 days from the departure date	n/a
	Total	$1,679,800

(1)	Does not include salary, accrued vacation, and unreimbursed expenses owing at the date of departure.

Director Compensation

Our independent director compensation is designed to attract and retain high caliber Board members and our approach to Board compensation is to be competitive with our peers, reflect best practice and take into account corporate governance trends.

The Compensation Committee, together with its independent compensation consultant, reviews our Board compensation on an annual basis and recommends revisions to the compensation paid to our directors when warranted in the circumstances. Comparative director compensation data from our peer companies was accumulated and reviewed in the fourth quarter of 2020. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Our non-independent directors are not compensated for their services as directors. Accordingly, Joseph Ovsenek, who departed the Company in April 2020, and Jacques Perron, who joined the Company in April 2020, were not paid for their services as directors in 2020.

Director Compensation Elements

We provide director compensation elements that include an annual retainer, deferred share units (“DSUs”) and other remuneration. Each element is described in further detail below. Independent directors are not compensated based on performance.

1. Annual Retainer

Our annual retainers are generally paid in cash. Alternatively, to further align the interests of our directors with those of our shareholders, non-employee directors may elect to have all or a portion of their annual retainer payable to them in DSUs. The following table sets forth the annual retainers for the Board Chair, our other directors and Chairs of our Board committees as of December 31, 2020, as well as year-over-year percentage change in the annual retainers.

Position	2019 Retainer	2020 Retainer	Year-Over- Year Change
Board Chair	n/a	$200,000	n/a
Lead Director	$75,000	n/a	n/a
Director (other than Board Chair)	$85,000	$85,000	0%
Audit Committee Chair	$25,000	$25,000	0%
Compensation Committee Chair	$20,000	$20,000	0%
Corporate Governance and Nominating Committee Chair	$20,000	$20,000	0%
Safety, Sustainability and Technical Committee Chair	$15,000	$20,000	33%

In the fourth quarter of 2020, Meridian conducted a competitive review of the Company’s director compensation program, based on the Company’s Consolidated Peer Group. One of the outcomes of this review was a decision by the Compensation Committee and the Board to not make any changes to annual retainers for 2021.

2. Deferred Share Units

In 2018, we established a Deferred Share Unit Plan (the “DSU Plan”) to promote greater alignment of long-term interests between non-employee directors and our shareholders. The DSU Plan also provides a compensation system for non-employee directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. Since the implementation of the DSU Plan, equity grants to non-employee directors have been in the form of DSUs.

DSUs may be awarded by the Board from time to time. The Compensation Committee makes recommendations to the Board with respect to the amount of the grants to be given to each participant. The DSU Plan also provides that, at the discretion of the Board, a participant may receive a grant of DSUs upon his or her first election or appointment to the Board, provided that the equity award value of such grant of DSUs, in combination with the equity award value of any grant made under any other equity compensation plan shall not exceed $225,000.

The table below summarizes key characteristics of our DSUs.

DSUs
Description	Notional units linked to the value Pretivm’s Shares
Governing Plan	DSU Plan
Eligibility	Only non-employee directors are eligible to participate and to receive DSUs
Award	Number of DSUs to be awarded is determined by dividing the value of the grant by the closing price of our Shares on the last trading day immediately preceding the date of issuance
Vesting Conditions	Immediately upon issuance
Dividends	In case of payment of dividends on our Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs
Settlement	Following the participant’s death, retirement or removal from the Board, DSUs will be redeemed for cash payment to the participant, based on the closing price of our Shares on the last trading day immediately preceding the DSU redemption date multiplied by the number of DSUs being redeemed

The following table summarizes our DSU award practice in 2020.

DSU Award Practice		Value (Approx.)
Annual grants of DSUs to non-employee directors	Board Chair	$150,000
	Director (other than Board Chair)	$140,000
New non-employee directors receive initial grants of DSUs following their election or appointment to the Board		$225,000

Key Changes for 2021

The following are key changes made by our Compensation Committee and the Board in respect of the DSU Plan and DSU awards for 2021.

Change	Description	Reason
Cease making initial grants of DSUs to new non-employee directors, to take effect following the Meeting(1)	Decision of the Compensation Committee and the Board following a competitive review of the Company’s direct compensation program by Meridian	Better alignment with market practice around director compensation levels and compensation structure
Value of annual grants of DSUs to non-employee directors for 2021 to remain unchanged from 2020 values	Decision of the Compensation Committee and the Board following a competitive review of the Company’s direct compensation program by Meridian	Better alignment with market practice around director compensation levels
Annual grants of DSUs to non-employee directors to be issued in four quarterly installments	Transition from annual grants of DSUs being issued as a single installment in the first quarter of the year to four equal installments throughout the year, at the end of each quarter (pro-rated, if applicable, for the time served as a director in the particular quarter). Corresponding amendments to the DSU Plan were also made to provide such DSU issuances on an “automatic” basis	Stronger connection between directors’ compensation and directors’ time and services provided to the Company
Corrective DSU awards to select non-employee directors	We conducted a review of our historic director compensation practices and determined that four of our directors (George Paspalas, Peter Birkey, David Smith and Faheem Tejani) were not compensated for the initial partial year of service on the Board in their respective years of election. In 2021, these four directors received DSUs to make up for these discrepancies, each valued at approximately $100,000 and based on the respective value of the compensation discrepancies. In total, 32,106 DSUs were issued to these directors on March 2, 2021	Correction of historic (and previously unnoticed) error in director compensation

(1)	It is the intention of the Compensation Committee and the Board to award Ms. Saint-Laurent an initial grant of DSUs, subject to her election to the Board at the Meeting.

3. Other Remuneration

Our directors are also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.

Director Security Ownership Requirements

We have a Securities Ownership Policy to ensure that our executive officers and directors experience similar impact on the value of their personal holdings of our securities to that of our shareholders. The Securities Ownership Policy was most recently updated in February 2021, to increase securities ownership requirements for our directors from three to four times their respective annual director retainers and to increase the time to achieve such minimum ownership requirements from three to four years. Ownership values for the purposes of our Securities Ownership Policy are calculated as of the effective date of the policy (April 7, 2017) for securities held prior to the implementation of the policy or, for securities acquired after April 7, 2017, the acquisition cost of such securities. The value of the DSUs is based on their grant date value.

The table below reflects the shareholding requirements imposed on each non-employee director and the extent to which each has achieved such shareholding requirement.

Name	Annual Retainer	Ownership Multiple	Ownership Requirement	Current Ownership(1)			Compliance Deadline
				Shares	DSUs	Total
Richard O’Brien	$200,000	4x	$800,000	$137,040	$479,990	$617,030	Feb. 25, 2025
George Paspalas	$85,000	4x	$340,000	$550,689	$414,071	$964,760	n/a
David Smith	$85,000	4x	$340,000	$332,526	$413,296	$745,822	n/a
Peter Birkey	$85,000	4x	$340,000	$1,367,415	$412,521	$1,779,936	n/a
Faheem Tejani	$85,000	4x	$340,000	-	$745,321	$745,321	n/a
Jeane Hull	$85,000	4x	$340,000	-	$417,500	$417,500	n/a
Thomas Peregoodoff	$85,000	4x	$340,000	-	$271,652	$271,652	Feb. 25, 2025

(1)	Current ownership includes Shares and DSUs.

Summary of Director Compensation

The following table sets out the total annual retainer fees each director earned during 2020.

Name and Position	Director Retainer	Committee Chair Retainer(s)	Total Retainer Fees ($)
Richard O’Brien Board Chair Compensation Committee Chair (Interim) (2021)(1)	200,000	Nil	$200,000
George Paspalas Safety, Sustainability and Technical Committee Chair Compensation Committee Member	$85,000	$20,000	$105,000
David Smith Audit Committee Chair Compensation Committee Member	$85,000	$25,000	$110,000
Peter Birkey Corporate Governance and Nominating Committee Chair Audit Committee Member	$85,000	$20,000	$105,000
Faheem Tejani Audit Committee Member Corporate Governance and Nominating Committee Member Safety, Sustainability and Technical Committee Member	$85,000	Nil	$85,000
Robin Bienenstock(2) Compensation Committee Chair (2020) Corporate Governance and Nominating Committee Member	$85,000	$20,000	$105,000
Jeane Hull Corporate Governance and Nominating Committee Member Safety, Sustainability and Technical Committee Member	$85,000	Nil	$85,000
Thomas Peregoodoff(3) Safety, Sustainability and Technical Committee Member	$7,083	Nil	$7,083

(1)	Mr. O’Brien was appointed as the Interim Chair of the Compensation Committee in January 2021, following Ms. Bienenstock’s resignation, and will not receive additional compensation in that role.

(2)	Ms. Bienenstock resigned from the Board and its committees on January 4, 2021.

(3)	Mr. Peregoodoff joined the Board on December 3, 2020.

The following table sets out all amounts of compensation provided to our non-executive directors for the year ended December 31, 2020:

Name	Fees earned (Cash) ($)	Share-based awards ($)(1)	Option- based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Richard O’Brien	200,000	149,992	-	-	-	360,617
George Paspalas	105,000	139,993	-	-	-	244,993
David Smith	110,000	139,993	-	-	-	249,993
Peter Birkey	105,000	139,993	-	-	-	244,993
Faheem Tejani(2)	-	224,993	-	-	-	224,993
Robin Bienenstock	105,000	139,993	-	-	-	244,993
Jeane Hull	85,000	139,993	-	-	-	224,993
Thomas Peregoodoff(3)	7,083	236,652	-	-	-	243,735

(1)	Represents fees and retainers and annual equity awards paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board. Value of the DSUs is based on the closing trading price of Pretivm’s Shares on the TSX on the trading day immediately preceding the grant date.

(2)	Mr. Tejani elected to receive his 2020 annual retainer in the form of DSUs. Amount presented includes DSUs representing Mr. Tejani’s retainer for the fourth quarter of 2020, which were issued in 2021.

(3)	Mr. Peregoodoff was appointed to the Board on December 3, 2021. Mr. Peregoodoff earned a retainer fee of $7,083 for his service on the Board in 2020. In addition, Mr. Peregoodoff received an initial grant of DSUs valued at $224,986 in 2020, in connection with his appointment to the Board, as well as a pro-rated annual equity grant of DSUs valued at $11,666 for his services as a director of the Company for a portion of 2020.

Outstanding Option-based and Share-based Awards

The following table sets out all Option-based and Share-based awards outstanding for each of our non-executive directors as at December 31, 2020.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or Payout value of Share- based awards that have not vested ($)	Market of payout value of vested Share-based awards not paid out or distributed ($)(2)
Richard O’Brien	-	-	-	-	-	-	470,294
George Paspalas	-	-	-	-	-	-	380,639
David Smith	100,000	13.17	05/15/22	142,000	-	-	380,639
Peter Birkey	-	-	-	-	-	-	380,639
Faheem Tejani	-	-	-	-	-	-	782,651
Robin Bienenstock	-	-	-	-	-	-	716,296
Jeane Hull	-	-	-	-	-	-	458,024
Thomas Peregoodoff	-	-	-	-	-	-	224,350

(1)	Calculated based on the difference of the market price of our Shares on the TSX on December 31, 2020 ($14.59) and the exercise price of each Option. Options in this table were granted in 2017 and vest one-third every year on the anniversary date of the grant and have a five-year term.

(2)	DSUs granted under our DSU Plan. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board. Pursuant to the DSU Plan, the DSUs may only be settled by cash payment. Each amount is calculated based on the market price of our Shares on the TSX on December 31, 2020 ($14.59).

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our non-executive directors, vested or earned during the year ended December 31, 2020.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard O’Brien	-	149,992	-
George Paspalas	-	295,089(2)	-
David Smith	(45,210)	239,112(2)	-
Peter Birkey	-	295,089(2)	-
Faheem Tejani	-	203,743(3)	-
Robin Bienenstock	-	139,993	-
Jeane Hull	-	139,993	-
Thomas Peregoodoff	-	236,652	-

(1)	This is the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date and assuming the director had the entire vested amount available for exercise.

(2)	Includes DSUs that were issued in 2020 and RSUs that were settled in 2020. The Company ceased its past practice of granting RSU awards to non-employee directors in 2018.

(3)	Amount presented does not include 1,731 DSUs representing Mr. Tejani’s retainer for the fourth quarter of 2020 that were issued in 2021.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We have two equity compensation plans in place: the Stock Option Plan under which Options were historically issued and the RSU Plan under which RSUs and PSUs are issued (together, the “Plans”). The Plans each require shareholder approval every three years and were last approved at our annual meeting of shareholders in May 2019. The intent of the Plans is to allow us to provide a flexible mix of compensation components to attract, retain and motivate the performance of the plan participants in alignment with our success and that of our shareholders. The following is a description of the specific information pertaining to each of the Plans.

Options

Eligibility	Any of our directors, senior officers, employees, or permitted consultants or those of our subsidiaries.
Limits	Description	Limit	Application
	Maximum number of Shares that may be reserved for issuance at any time pursuant to Options granted under the Stock Option Plan:	5.5% of the total issued and outstanding Shares on a non-diluted basis on the date of the grant of Options	We currently have 187,833,084 Shares issued and outstanding and as such, we can issue up to a total of 10,330,819 Shares under the Stock Option Plan.
	Maximum number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Stock Option Plan in any one year:	5% of our issued and outstanding Shares on a non-diluted basis on the date of the grant of the Options	9,391,654 Shares as of April 1, 2021
	Maximum number of Shares that may be reserved for issuance pursuant to Options granted to our insiders, and the maximum number of Shares that may be issued upon the exercise of Options granted to our insiders in any one-year period, in each case together with the number of Shares reserved for issuance or issued to such insiders, as the case may be, under our other previously established or proposed equity compensation plans:	5.5% of our issued and outstanding Shares on a non-diluted basis	10,330,819 Shares as of April 1, 2021
	Maximum number of Shares that may be issuable to any individual insider or consultant within a one-year period when taken together with the number of Shares issuable to such insider or consultant under our other previously established or proposed equity compensation plans:	2% of our issued and outstanding Shares	3,756,661 Shares as of April 1, 2021
	Maximum number of Shares that may be issuable to our non-employee directors, as a group, within a one-year period, when taken together with the number of Shares issued to such non-employee directors under our other previously established or proposed equity compensation plans:	1% of our issued and outstanding Shares	1,878,330 Shares as of April 1, 2021
In addition to the foregoing limits, the aggregate equity award value of Options that may be granted to a non-employee director within any one-year period shall not exceed $100,000, and the aggregate equity award value of all grants under all of our established or proposed equity compensation plans (including the Stock Option Plan) that may be granted to a non-employee director within any one-year period shall not exceed $150,000.

Grants

●    The Board determines the number of Options to be granted, the price applicable to each Option, vesting conditions and any other terms and conditions at the time of grant of each Option.

●    Options granted prior to 2017 vest over 18-months.

●   Options granted in 2017 and thereafter vest over three years (1/3 on each of the first, second and third anniversary of the grant date).

Term

●    Option period commences on the date of grant and expires on the fifth anniversary of such date.

●    If an Option expires during a trading blackout, the Option will expire ten business days after the blackout period is lifted.

Exercise Price

●    Not less than the last daily closing price per Share on the TSX on the trading day immediately preceding the grant date.

●    Vested Options may be exercised at any time during the applicable Option period.

Assignability	Options are non-transferable and non-assignable, except by will or by laws governing the devolution of property, to an Option holder’s (“Optionee”) executor, administrator or other personal representative in the event of death of the Optionee, or to a holding entity, an RRSP or an RRIF of the Optionee.
Tax Treatment	The Company will be responsible for withholding source deductions in respect of income taxable to the Optionee arising on the exercise of Options.
Termination

●    If an Optionee is terminated due to retirement, disability, redundancy, or because the company by which such Optionee is employed ceases to be a “related entity” (as defined in the Stock Option Plan) of ours, such Optionee shall have 60 days from the termination date to exercise all Options that were exercisable and have vested as of the termination date.

●    In the event of an Optionee’s death, such Optionee’s executor, administrator or other personal representative who acquired the right to exercise the Options by will or the laws of devolution shall have 365 days from the date of the Optionee’s death to exercise all Options that were exercisable and have vested as of the date of death.

●    In the event of a change of control (as defined in the Stock Option Plan) and termination of an Optionee other than for cause within six months thereof, all time-based Options held by such Optionee shall vest immediately on the date of termination while the vesting of performance-based Options shall be subject to the Board’s determination of the extent of satisfaction of related performance criteria, and in each case the vested Options shall be exercisable for 90 days from the date of termination.

●    If an Optionee is terminated for cause, all Options held by such Optionee that have not been exercised prior to the termination date shall become null and void immediately upon such termination.

●    If an Optionee’s employment, engagement or directorship is terminated for reasons other than any of the above, such Optionee shall have 30 days from the termination date to exercise all Options that were exercisable and have vested as of the termination date.

●    The Board has the discretion to increase the periods permitted to exercise all or any of the Options following a termination, subject to applicable law.

●    If an Option expires during a period in which we have imposed a trading blackout to restrict trades in our securities, the Option will expire ten business days after the blackout period is lifted.

Adjustments

●   In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the exercise price shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or fair and equitable by the Board.

●    If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such Business Combination if the Optionee had exercised his or her Option immediately prior to the effective date of such Business Combination and the exercise price shall be adjusted as may be deemed necessary or fair and equitable by the Board. If (a) because of a proposed Business Combination the exchange or replacement of the Shares or those in another company is imminent, or (b) a take-over bid to purchase all of our Shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Option rights granted under the Stock Option Plan shall be treated to ensure the preservation of the economic interests of Optionees in, and to prevent the dilution or enlargement of, any Options, including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and the time for the fulfilment of any conditions or restrictions on such exercises; except that any such acceleration of vesting shall require the termination of an Optionee’s employment, engagement or directorship unless an Optionee’s economic interest in any Option would not be preserved or dilution or enlargement of any Option would not be prevented, in which case the Board shall have the authority to determine the acceleration of the time for the exercise of the Options irrespective of whether the Optionee’s employment, engagement or directorship is terminated.

●    In the event of a change in the designation of our currently authorized Shares, the shares resulting from any such change will be deemed to be the “Shares” within the meaning of the Stock Option Plan.

●    In the event of an adjustment affecting the Shares other than the above, such adjustment shall be made as deemed equitable by the Board in its sole discretion to properly reflect such event.

Amendments Without Shareholder Approval

In the following circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any Option without obtaining shareholder approval, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee, as follows:

●    amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

●    to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan;

●    a change to the vesting provisions of any Option or the Stock Option Plan;

●    amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject;

●    a change to the termination provisions of an Option which does not result in an extension beyond the original Option period;

●    in the case of any Option, the substitution of another award of the same or different type;

●    in the case of any Option, such amendments or revisions to the adjustment provisions of the Stock Option Plan;

●    amendments to the definition of change of control; and

●    the addition of a cashless exercise feature, payable in cash or our securities.

Amendments Requiring Shareholder Approval

The Board shall not make any amendments with respect to the following, prior to obtaining requisite shareholder approval, and if applicable, approval of the TSX or any other applicable regulatory body:

●    the limitations of grants of Options to insiders and the number of Shares that may be reserved for issuance to insiders;

●    an increase in the maximum percentage of Shares issuable under the Stock Option Plan;

●    a reduction in the exercise price of any previously granted Option or a cancellation and reissuance of Options so as to in effect reduce the exercise price thereof, other than pursuant to certain adjustments as further set out in the Stock Option Plan, including in the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the payment of a stock dividend thereon, or a business combination;

●    any extension of the term of an Option beyond its original expiry date, except in the case of expiry during a blackout period;

●    the limitations on grants of Options to non-employee directors and the number of Shares that may be reserved for issuance to non-employee directors;

●    any amendment to the class of eligible persons under the Stock Option Plan, including any such changes which may broaden or increase the participation of non-employee directors under the Stock Option Plan;

●    any amendment that would permit the Options granted under the Stock Option Plan to be assignable or transferable, other than by will or by the laws governing the devolution of property, to an Optionee’s executor, administrator or other personal representative in the event of death of the Optionee, or to a holding entity of the Optionee;

●    any amendment that provides for financial assistance to Optionees for the exercise of Options; and

●    any amendments to such amendment provision.

Suspension or Termination of the Plan	The Board may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan.
Administration	Administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer. The Board may delegate (and revoke such delegation) to a committee of the Board, among other things, the interpretation, administration and implementation of the Stock Option Plan. In such case, the Board will take such steps that in its opinion are required to ensure that the committee has the necessary authority to fulfill its functions under the Stock Option Plan.

RSUs and PSUs

Eligibility	Any of our directors, officers, employees, or permitted consultants or those of our subsidiaries.
Limits	Description	Limit	Application
	Maximum number of Shares issuable from treasury pursuant to the RSU Plan, together with any other of our equity compensation plans:	5.5% of issued and outstanding Shares on a non-diluted basis	We currently have 187,833,084 Shares issued and outstanding and as such, we can issue up to a total of 10,330,819 Shares under the Stock Option Plan.
	Maximum number of Shares issuable from treasury to our insiders pursuant to RSUs and PSUs, together with any other of our equity compensation plans:	5.5% of issued and outstanding Shares on a non-diluted basis	10,330,819 Shares as of April 1, 2021
	Maximum number of Shares that may be issued from treasury to our insiders within any one-year period pursuant to RSUs and PSUs, together with any other of our equity compensation plans:	5.5% of our issued and outstanding Shares on a non-diluted basis	10,330,819 Shares as of April 1, 2021
	Maximum number of Shares issuable from treasury to our non-employee directors, together with any other of our equity compensation plans:	1% of our issued and outstanding Shares on a non-diluted basis	1,878,330 Shares as of April 1, 2021
In addition, the aggregate equity award value of RSUs and/or PSUs that are eligible to be settled in Shares that may be awarded to any individual non-employee director in any one-year period, in combination with the aggregate equity award value of all grants under all of our other equity compensation plans, shall not exceed $150,000.
Grants

●    To such participants in such numbers, at such times (each such time, the “Grant Date”) and on such terms and conditions, consistent with the RSU Plan, as the Board may in its sole discretion determine.

●    No RSUs and/or PSUs will be granted after December 15 of a given calendar year.

Term	Expire on such date as determined by the Board, but not later than December 31 of the third calendar year following the year (the “Service Year”) in which the participant performed the services to which the grant of the respective RSUs and/or PSUs relates.
Vesting

●   The Board shall, in its sole discretion, determine any and all conditions to the vesting of any RSUs and/or PSUs granted to a participant, which vesting conditions may be based on either or both of: (a) the participant’s continued employment with us or a subsidiary, or provision of consulting services to us or a subsidiary; or (b) such other terms and conditions including, without limitation, certain performance criteria, as the Board may determine.

●   No vesting condition for a RSU or PSU granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the Service Year.

●   RSUs, unless otherwise determined by the Board and as specifically set out in the applicable grant agreement, vest as to one third on each of the first and second anniversaries of the Grant Date and the remaining one third shall vest on the earlier of the third anniversary of the Grant Date and December 15 of the third calendar year following the Service Year (such vested RSUs being hereinafter referred to as the “Vested RSUs”).

●    PSUs issued to date cliff-vest at the end of a three-year period and vesting is based on performance criteria determined by the Board upon recommendation from the Compensation Committee (the vested PSUs being hereinafter referred to as the “Vested PSUs”).

Payment

●   Cash payment within 15 days of the vesting date of RSUs and/or PSUs (the “Payment Date”) to each participant (other than a non-employee director) equal to the number of Vested RSUs and/or Vested PSUs, as applicable, held by such participant multiplied by the Fair Market Value (as defined in the RSU Plan and described below) of our Shares, less applicable withholding taxes.

●   Subject to receipt of any required shareholder, regulatory and/or stock exchange approval, we may, in lieu of the cash payment to a participant, on the Payment Date, elect to: (a) issue to the participant that number of whole Shares from treasury that is equal to the number of whole Vested RSUs and/or Vested PSUs held by such participant, less any applicable withholding taxes; or (b) purchase on behalf of the participant such number of whole Shares through an independent broker on the open market.

●   Any participant that is a non-employee director (other than a US taxpayer as defined under the RSU Plan) shall on the Payment Date be issued from treasury and receive that number of whole Shares that is equal to the number of whole Vested RSUs and/or Vested PSUs held by such participant, less any applicable withholding taxes. The non-employee director is responsible for any applicable withholding taxes.

Fair Market Value	The arithmetic average of the closing price of the Shares on the TSX for five trading days on which a board lot was traded immediately preceding the relevant date. If the Shares are not listed on any stock exchange, the Fair Market Value shall be determined by the Board in good faith.
Assignability

●    RSUs and PSUs are not assignable or transferable.

●    However, subject to law, a participant may designate in writing an individual who is a dependent or relation of the participant as a beneficiary to receive any benefits that are payable under the RSU Plan upon the death of such participant.

Tax Treatment

●    The cash amounts received on vesting by a participant will be taken into income when vested.

●    The Company will be entitled to a deduction for cash amounts paid out under the RSU Plan (i.e., when RSUs and/or PSUs vest) and will be responsible for withholding source deductions.

Termination

●    Subject to certain exceptions, including those described herein, on a participant’s Termination Date, any RSUs and PSUs granted to such participant which have not become Vested RSUs and Vested PSUs, as applicable, prior to the Termination Date shall terminate and become null and void.

●    Where a participant’s Termination Date occurs as a result of disability, retirement or redundancy: (a) any unvested RSUs and PSUs held by such participant that would otherwise have vested within 60 days of the participant’s Termination Date shall immediately become Vested RSUs and Vested PSUs, as applicable, and shall be settled within 60 days after the Termination Date; and (b) if no RSUs held by such participant would otherwise have vested within 60 days of the Termination Date, then a pro rata portion of the RSUs that are scheduled to vest on the next vesting date set forth in the applicable grant agreement shall vest based on (x) the number of days since the Grant Date of such RSUs and the Termination Date, in relation to (y) the total number of days since the Grant Date to such vesting date, and such RSUs shall be settled in the ordinary course. All other RSUs and PSUs that remain unvested as of the Termination Date shall terminate and become null and void.

●    In the event of a change of control (as defined in the RSU Plan) or a determination by the Board that a change of control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any RSUs and PSUs, including, without limitation: (a) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the change of control becoming effective will provide each participant with new or replacement or amended RSUs and/or PSUs, as applicable, which will continue to vest and be exercisable following the change of control on similar terms and conditions as provided in the RSU Plan; (b) causing all or a portion of the outstanding RSUs and PSUs to become Vested RSUs and Vested PSUs (irrespective of vesting conditions), respectively, prior to the change of control, except that any such accelerated vesting shall require the termination of the applicable participant’s employment unless such participant’s economic interest in any RSU and/or PSU, as applicable, would not be preserved or dilution or enlargement would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding RSUs and/or PSUs, as applicable, to become vested irrespective of whether the participant is terminated; or (c) any combination of the above.

●    If a participant is terminated as a result of constructive dismissal within six months following a change of control, subject to the provisions of any applicable grant agreement, all RSUs and PSUs held by such participant shall, whether otherwise vested or not, become Vested RSUs and Vested PSUs, respectively, at the time of such termination and shall be settled in the normal course; provided that, in the case of PSUs, the Board shall consider the extent of satisfaction of the applicable performance criteria in determining the number of PSUs that shall become Vested PSUs at the time of such termination.

●    If a participant’s Termination Date occurs as a result of the participant’s death, any RSUs and PSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of 12 months after the participant’s Termination Date. Any RSUs and PSUs granted to such participant which have not become Vested RSUs and Vested PSUs, respectively on or before the date that is the first anniversary of the participant’s Termination Date shall terminate and become null and void as of such date.

●   The “Termination Date” is the date on which a participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or consultant, as the case may be.

Adjustments	In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company’s assets to shareholders of the Company (other than the payment of ordinary course cash or stock dividends), the number of Shares subject to the RSU Plan and the RSUs and PSUs then outstanding shall be adjusted in such manner, if any, as the Company may in its discretion deem appropriate to preserve, proportionally, the interests of participants.
Amendments Without Shareholder Approval

Subject to applicable rules, policies and regulations of any lawful authority having jurisdiction, the Board may at any time, without further action by, or approval of, shareholders, amend the RSU Plan or any RSUs and PSUs granted in order to:

●   ensure that RSUs and PSUs granted under the RSU Plan will comply with any provisions respecting restricted share units or other security-based compensation arrangements in the Income Tax Act (Canada) or other laws in force in any country or jurisdiction of which a participant to whom a RSU or PSU has been granted;

●    make amendments of a procedural or “housekeeping” nature;

●    change the termination and/or vesting provisions of an RSU or PSU granted under the RSU Plan provided that the change does not entail an extension of the expiry date of the RSU or PSU, as applicable, beyond the original expiry date; or

●    suspend or terminate the RSU Plan.

Amendments Requiring Shareholder Approval

Shareholder approval is required for the following amendments:

●    increase the maximum number of Shares reserved for issuance under the RSU Plan;

●    amend the determination of Fair Market Value or a cancellation and reissuance of RSUs and PSUs so as to in effect amend the determination of Fair Market Value thereof;

●    extend the expiry date of any RSU or PSU beyond the original expiry date;

●    increase any limit on grants of RSUs and PSUs to insiders;

●    expand the circumstances under which RSUs and PSUs may be assigned or transferred;

●    amend the class of eligible participants under the RSU Plan;

●    amend the limits on grants of RSUs and PSUs to non-employee directors;

●    add any provision providing for financial assistance to participants for the settlement of RSUs;

●    amend the amendment provision; or

●    grant additional powers to the Board to amend the RSU Plan or any RSU or PSU without the approval of the shareholders of the Company.

Administration	Administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer. The Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the RSU Plan.

Authorized for Issuance

The following table sets out information as at December 31, 2020 with respect to the compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Percentage of Shares Outstanding	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	No. of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c) (1)	Percentage of Shares Outstanding
Equity compensation plans approved by securityholders	936,102 Options 412,365 RSUs 100,972 PSUs(2)	0.50% 0.22% 0% - 0.11%(2)	$11.53 n/a n/a	8,758,380 – 8,960,324 (2)	4.67% - 4.78%
Equity compensation plans not approved by securityholders	n/a	n/a	n/a	n/a	n/a
(1)	We can issue up to a combined total of 5.5% of our issued and outstanding Shares (187,432,572 Shares as at December 31, 2020) under our Plans, which is equal to 10,308,791 Shares as at December 31, 2020.

(2)	Depending on the achievement of performance criteria, we may settle PSUs in cash or Shares on the basis of zero to two Shares for each one PSU.

As at December 31, 2020, if all of the outstanding Options, RSUs and PSUs (assuming 200% vesting) were exercised or converted into Shares, the Shares which would be issued upon such exercise or conversion would total approximately 0.83% of our issued and outstanding Shares. Approximately 4.67% Shares would remain available for issuance under our Plans.

Awards Granted and Burn Rate

In accordance with the requirements of the TSX, the following table summarizes the number of security-based compensation awards granted to all of our directors, officers and employees during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Weighted Average Shares Outstanding(1)	Stock Option Plan		RSU Plan (RSUs and PSUs)
		Granted	Burn Rate(2)	Granted	Burn Rate(2)
December 31, 2020	186,412,795	-	0%	686,831(3)	0.37%(3)
December 31, 2019	184,731,109	140,000	0.08%	-	0%
December 31, 2018	182,905,004	615,592	0.34%	570,111(4)	0.31%(4)
(1)	Pursuant to the requirements of the TSX, the weighted average number of Shares outstanding during the period is the number of Shares outstanding at the beginning of the period, adjusted by the number of Shares bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Shares are outstanding as a proportion of the total number of days in the period.

(2)	The burn rate for a given period is calculated by dividing the number of awards granted during such period by the weighted average number of Shares outstanding during such period.

(3)	Comprised of 463,971 RSUs and 222,860 PSUs. Vesting of these PSUs is based on rTSR and ROIC performance criteria and can range from 0% to 200%, which results in a Burn Rate range of 0.25% to 0.49%. The Burn Rate set out in the table assumes 100% vesting of PSUs.

(4)	Comprised of 478,166 RSUs and 91,945 PSUs. Vesting of these PSUs is based on rTSR performance criteria and can range from 0% to 200%, which results in a Burn Rate range of 0.26% to 0.36%. The Burn Rate set out in the table assumes 100% vesting of PSUs.

CORPORATE GOVERNANCE DISCLOSURE

Our CGN Committee is responsible for reviewing our overall governance principles, and governance issues that arose during the course of 2020. As required by National Instrument 58-101 - Disclosure of Corporate Governance Practices, the following describes our corporate governance practices.

Board of Directors

Independence

Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

We are committed to maintaining a Board with a majority of independent directors, as set out in our Corporate Governance Guidelines (the “Governance Guidelines”). The CGN Committee is responsible for reviewing the adequacy of the Board’s structures and procedures with a view to facilitate the Board to function with a proper degree of independence. With the assistance of the CGN Nominating Committee, the Board annually reviews and makes a determination on the independence of each director.

With the exception of the President and CEO, all of our current directors and director nominees, including the Board Chair, are independent, as summarized in the following table.

Director	Independent	Reason (if not Independent)
Richard O’Brien (Board Chair)	√
Jacques Perron	X	President and CEO of the Company
George Paspalas	√
David Smith	√
Peter Birkey(1)	√
Faheem Tejani	√
Jeane Hull	√
Thomas Peregoodoff	√
Maryse Saint-Laurent(2)	√
(1)	Mr. Birkey will not stand for re-election at the Meeting.

(2)	Ms. Saint-Laurent is not a current director and is a nominee for election to the Board.

External Board Memberships

In addition to their positions on our Board, the following directors and director nominees also serve as directors of other reporting issuers or reporting issuer equivalent(s).

Director	Issuer	Exchange	Committee Appointments
Richard O’Brien	Xcel Energy Inc.	NASDAQ	Audit Operations, Nuclear, Environmental and Safety
	Vulcan Materials Company	NYSE	Executive Audit Safety, Health and Environmental Affairs
	Ma’aden, Saudi Arabian Mining Company	Tadawul	Executive Nomination and Remuneration
Jacques Perron	Centerra Gold Inc.	TSX	Risk (Chair) Sustainable Operations
George Paspalas	MAG Silver Corp.	TSX / NYSE	-
David Smith	Hudbay Minerals Inc.	TSX / NYSE	Corporate Governance and Nominating (Chair) Compensation and Human Resources
Jeane Hull	Interfor Corporation	TSX	Environmental and Safety (Chair) Corporate Governance and Nominating
	Trevali Mining Corporation	TSX	Compensation and Human Resources Health, Safety, Environment and Community
	Epiroc AB	STO	-
Thomas Peregoodoff	Mountain Province Diamonds Inc.	TSX / NASDAQ	Audit and Risk Corporate Governance and Nominating
	Tempus Resources Ltd.	CVE	Audit
Maryse Saint-Laurent(1)	Turquoise Hill Resources Ltd.	TSX / NYSE	Compensation and Benefits (Chair) Nominating and Corporate Governance (Chair) Audit
	North American Construction Group Ltd.	TSX / NYSE	Governance and Sustainability (Chair) Human Resources
(1)	Ms. Saint-Laurent is not a current director and is a nominee for election to the Board.

Interlocking Boards

None of our directors or director nominees currently serve together on the board of directors of any other company.

Attendance of our Directors at Board and Committee Meetings

Our directors are expected to attend all Board and committee meetings in respect of the committees on which they serve. Further, our Board believes there is value in having certain members of senior management attend each Board and committee meeting to provide information and presentations regarding the business of the Company to assist the directors in their deliberations. Nevertheless, our Board and committees hold:

●	executive sessions with the CEO but absent other management, and

●	executive sessions with only independent directors,

at each regularly scheduled Board and committee meeting and at most special Board and committee meetings.

During 2020, our Board held eight regularly scheduled meetings and 11 special meetings. Special meetings may be called on shorter notice than regularly scheduled meetings. The attendance record of our directors at Board meetings and committee members at committee meetings during 2020 is set out below. The Board Chair and the President and CEO attend meetings of all committees, to provide support to each committee as may be required. In addition, a majority of our other directors attend meetings of committees of which they are not members, as observers, to obtain further understanding of the nature and operations of our business.

Directors	Board of Directors	Independent Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Safety, Sustainability and Technical Committee
# of Meetings in 2020	19	15	5	7	9	5
Richard O’Brien	19 of 19 100%	15 of 15 100%	-	-	-	-
Jacques Perron(1)	8 of 8 100%	-	-	-	-	-
Joseph Ovsenek(2)	10 of 11(3) 91%	-	-	-	-	-
George Paspalas	19 of 19 100%	15 of 15 100%	-	7 of 7 100%	-	5 of 5 100%
David Smith	19 of 19 100%	15 of 15 100%	5 of 5 100%	7 of 7 100%	-	-
Peter Birkey	19 of 19 100%	15 of 15 100%	5 of 5 100%	-	9 of 9 100%	-
Faheem Tejani	19 of 19 100%	15 of 15 100%	5 of 5 100%	-	9 of 9 100%	5 of 5 100%
Robin Bienenstock(4)	19 of 19 100%	15 of 15 100%	-	7 of 7 100%	8 of 9(5) 89%	-
Jeane Hull	19 of 19 100%	15 of 15 100%	-	-	9 of 9 100%	5 of 5 100%
Thomas Peregoodoff(6)	1 of 1 100%	1 of 1 100%	-	-	-	-
(1)	Mr. Perron was appointed to the Board in April 2020.

(2)	Mr. Ovsenek stepped down from the Board in April 2020.

(3)	Mr. Ovsenek did not attend one Board meeting due his personal interest in the matters discussed.

(4)	Ms. Bienenstock stepped down from the Board in January 2021.

(5)	Ms. Bienenstock did not attend one meeting of the Corporate Governance and Nominating Committee due her personal interest in the matters discussed.

(6)	Mr. Peregoodoff was appointed to the Board in December 2020.

Board Mandate

In 2020, we revised our Board of Directors Mandate (the “Board Mandate”) to improve our corporate governance practices and better delineate the roles, duties and responsibilities of our directors. Our revised Board Mandate sets out our Board’s purpose, duties and responsibilities in a more principle-based manner. The following is a summary of the key provisions of our Board Mandate, a copy of which is attached hereto as Appendix A. Our Board Mandate is re-assessed annually by the Board and the CGN Committee.

Purpose

●    The Board is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve the long-term interests of the Company, taking into account the interests of our shareholders and other stakeholders

●    The Board is responsible for supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the CEO, sets the standards of conduct for the Company

Composition, Procedure and Organization

●    Directors are elected annually

●    The Board must meet at least four times per year

●    Each regularly scheduled Board meeting must include a meeting of independent directors at which non-independent directors and members of management are not in attendance

Duties and Responsibilities	General	● Supervise management of the business and affairs of the Company ● Adhere to its fiduciary duties and duty of care, and act in accordance with legal and corporate obligations
Strategy

●   Adopt a strategic planning process; approve strategies, taking into account opportunities and risks; monitor progress towards achieving strategic objectives; review developments that may affect strategy; and review resources required to implement strategy and applicable requirements or constraints on the business

●    Approve annual budgets that support strategic objectives, and material contracts, transactions and other arrangements or commitments

Financial and Corporate

●   Take reasonable steps to ensure the integrity and effectiveness of internal controls and management information systems

●    Approve public disclosure documents containing financial or other material information

●    Appoint an external auditor for the Company, subject to recommendation of the Audit Committee and shareholder approval

Risk Management

●    Understand principle business risks and satisfy itself that systems are in place to effectively monitor and manage those risks and mitigate the potential impact

●    Approve public disclosure documents containing financial or other material information

●    Responsibility for the Company’s risk management process

Senior Management

●    Appoint CEO and monitor CEO’s performance against objectives; approve CEO compensation; provide advice and counsel to CEO

●    Ensure adequate provisions made to train/develop management and for the orderly succession of CEO and other management; satisfy itself as to the integrity of the CEO, management and corporate culture

Governance, CSR, Health and Safety

●    Develop the Company’s approach to corporate governance; review Board and committee performance

●    Review size and composition of the Board and approve nominations for candidates for election

●    Appoint Board committees and delegate appropriate powers to those committees

●    Adopt and review policies and procedures designed to ensure compliance with laws and promote ethical and honest conduct

●    Ensure appropriate programs and policies for health, safety and security of employees, and appropriate environmental and community relations standards are developed and implemented

	Reporting	● Adopt disclosure policy and procedures compliant with applicable laws; satisfy itself that effective communication processes are in place; ensure timely and fair reporting of material information in accordance with applicable laws

Oversight and Counsel of Management

Although the CEO and senior management are responsible for the day-to-day management of the business and affairs of the Company, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. Regular access to senior management and employees and timely reports and updates on our business, affairs, strategy and risks assist the Board in effectively overseeing and counselling management. The Board and its committees engage with senior management and employees on a regular basis in both formal and informal settings. Mr. Perron, the President and CEO, is a director and attends all meetings of the Board and its committees, along with other executive officers and employees who are invited to attend such meetings. The Board is provided with a report on our development and operations at least monthly and, at each Board meeting, the directors are provided with an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development and operations.

Strategic Planning Oversight

Our Board is responsible for our strategic planning process, oversight over the management of our business and affairs, and monitoring our progress towards achieving our strategic objectives. The Board meets at least annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and other relevant matters in order to identify opportunities and risks to our strategy.

In 2020, our Board held two strategic planning sessions, in January and in December, following the appointment of our Current NEOs. Matters considered during these strategic planning sessions included:

●	vulnerability assessment of the Company and key defense themes;

●	opportunities for expansion of operations and associated risks;

●	re-defining corporate vision, values and objectives;

●	application of technological developments to unlock value;

●	megatrends in the gold sector and risks and opportunities for the Company to leverage such trends for future growth;

●	goals and key action items in respect of people, corporate structure and culture, mining and processing, technology, operating environment, and environmental, social and governance matters;

●	strategy to develop centers of excellence to support functional groups;

●	plans to strengthen the Company’s enterprise risk management function and integrate it into corporate strategy; and

●	capital allocation priorities, capital structure and approval of a capital expenditure budget for the year.

In addition, our Board regularly engages in discussions and reviews of our strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environment in which we operate, with and without the presence of management, and with the benefit of advice from outside financial advisors and consultants, as appropriate. The Board also regularly holds in-camera sessions without the presence of management to assess and discuss the Company’s strategic plans and priorities, and alternatives thereto.

Risk Management Oversight

Our Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:

●	understanding the principal risks of the business in which we are engaged;

●	satisfying itself that systems are in place which are designed to effectively monitor and manage those risks with a view to mitigating the potential impact of risks on our overall value and viability;

●	reviewing our enterprise risk management framework;

●	receiving reports from management and Board committees with respect to the identification, assessment and management of existing and new material risks; and

●	reviewing and discussing with management significant risk exposures and the processes and procedures with respect to risk assessment and risk management.

During 2020, the Board analyzed our key risks and delegated greater oversight responsibilities to appropriate Board committees. These responsibilities were codified in our revised committee charters (see “- Committees – Committee Charters”). As a result, each of our committees oversees material risks within their functional area and reports to the Board on these matters and associated mitigation strategies on a quarterly basis.

Committee	Risk Oversight Responsibility	Specific Risk Oversight
Audit

●    Compliance with all material credit agreement covenants

●   Adequacy of liquidity to meet operating and capital plans

●    Financial risk exposure

●    Insurance programs

●    Tax strategy

●    Financial reporting risk

●    Compliance with legal, financial, taxation and other statutory or regulatory matters

●    Cybersecurity risk

●    Compliance with debt covenants monitoring

●    Cash flow forecasting and liquidity monitoring

●    Policies for managing financial risk and monitoring performance and compliance with such policies

●    Tax strategy compliance monitoring

●    Financial reporting, including internal controls and disclosure controls over financial reporting

●    Material litigation, claims and contingencies

●    Related party transactions

●    Cyber risk and data security

Compensation	Assess and provide oversight to management with respect to material risks related to the Company’s compensation programs	● Compensation philosophy and program ● Performance objectives and metrics ● CEO and executive compensation, including compensation mix ● Securities ownership requirements ● Succession planning
Corporate Governance and Nominating	Assess with senior executives of the Company, the Company’s material risk exposures relating to corporate governance

●    Compliance with Code of Business Conduct and Ethics (the “Code of Conduct”), governance policies and legal and regulatory requirements

●    Annual review and approval of the Code of Conduct and related policies

●    Annual acknowledgement of the Code of Conduct and related policies

●    Procedures to manage conflicts of interest

●    Annual review of D&O insurance and indemnities

●    Annual review of director independence

Committee	Risk Oversight Responsibility	Specific Risk Oversight
Safety, Sustainability and Technical

●    Ensure that principle areas of sustainability (including operational, environmental, health and safety) risk and potential impacts are identified;

●    Review key policies, work plans and goals with particular focus on the assessment and mitigation of health, safety, security, environmental, climate change, social, geological, mining and other technical risks

●    Review the scope of potential liabilities in the areas of focus of the committee and the adequacy of the systems that are in place to manage those liabilities

●    Monitor relevant regulatory changes, initiatives and trends that may affect the Company’s exploration, development, operating, closure, reclamation activities, Mineral Reserves or Mineral Resources

●    Compliance with regulatory requirement

●    Safety performance monitoring

●    Environmental spills, releases and emission monitoring

●    Security, Mineral Resource estimation, environment, health and safety audits

Information Security Risk Oversight

Our Audit Committee is responsible for overseeing cyber and data security risks and associated mitigation strategies. Management briefs the Audit Committee (which in turn, briefs the Board) on cyber and data security matters on a quarterly basis and as otherwise deemed necessary. Further, the Audit Committee works with management, and to the extent necessary, external service providers specializing in cyber and data security, to identify cyber and data security risks and associated mitigation strategies. These mitigation strategies include an annual information security training program for our directors, officers and employees, cybersecurity protection and monitoring services provided by third parties, third-party penetration testing to identify risks and vulnerabilities in our cyber defense elements, and a cyber insurance policy held by the Company.

We may be subject to cyber-attacks and other information security breaches from time to time. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. To date we have not experienced any material losses relating to cyber-attacks or other information security breaches; however, there can be no assurance that we will not incur such losses in the future. We experienced a cybersecurity breach in June of 2020. The breach was promptly identified and addressed without monetary impact to the Company. Further, we have no evidence that personal or corporate information was compromised in connection with the cybersecurity breach. Following the breach, we conducted a comprehensive review of our cyber defense elements and implemented additional security measures.

Further Improvements to Risk Management Oversight

As part of our annual Board and committee assessment process, several directors suggested improvements to our risk management program and practices. In response to this feedback:

●	We codified our committee risk oversight responsibilities in our revised committee charters.

●	We organized a third-party presentation to the Board and management on enterprise risk management.

●	We held a strategic planning session of the Board and management where plans to strengthen our enterprise risk management function and integrate it into corporate strategy were discussed and sanctioned.

Environmental, Social and Governance (“ESG”) Oversight

Our Board has delegated oversight responsibilities for environmental and social matters to the Safety, Sustainability and Technical Committee and oversight responsibilities for governance matters to the CGN Committee.

Committee	Oversight Responsibility	Key Activities in 2020
Safety, Sustainability and Technical

●    Review and monitor the sustainability (including health, safety, security and environmental) policies, systems and activities

●   Review results of environmental, health and safety reports and audits

●    Review and assess the development and implementation plans to address emerging issues or other developments with respect to health, safety and security

●    Review and monitor the development and implementation of environmental and community relations policies and activities of the Company

●    Monthly updates that include reporting on environmental affairs, community relations and sustainability matters and quarterly updates at committee meetings

●    ESG material assessment to identify environmental, social and governance topics material to our business to support operational performance improvements and long-term strategy development

●    Review and sanction of our 2019 Sustainability Report

Corporate Governance and Nominating	● Review and assess the adequacy of the Company’s corporate governance policies, practices and procedures and recommend to the Board any changes deemed appropriate, considering (among other things) ongoing developments industry best practices relating to matters of governance

●    Adoption of a Human Rights Policy

●    Revisions to the Code of Conduct, Diversity Policy and other governance policies and adoption of Governance Guidelines

●    Revisions to the Board Mandate and committee charters, codifying greater oversight responsibilities of our committees over ESG matters

Position Descriptions

The Board has developed written position descriptions for the independent Chair of the Board, the Chair of each Board committee and the CEO, each summarized below. The CGN Committee periodically reviews the Board-related position descriptions.

Position	Position Description Summary
Independent Board Chair

Our independent Chair of the Board is responsible for facilitating highly effective performance by the Board, including:

●    Providing overall leadership to enhance effectiveness and performance

●    Ensuring proper flow of accurate, timely and relevant information to the Board

●    Fostering ethical and responsible decision making by the Board, its committees and directors

●    Working collaboratively with the CEO with respect to governance and Board processes

●    Promoting and supporting a Board culture characterized by, among other things, insistence on the highest level of integrity and honesty in the actions of the Board and management, and a genuine commitment to good governance practices

●    Ensuring that the independent directors meet in separate in-camera sessions, as necessary

●    Overseeing Chairs of Board committees; assisting Board committees in presenting their recommendations to the Board for consideration; assisting the CGN Committee in identifying and assessing potential director candidates

●    Working with senior executives in assisting to monitor progress of their mandates and duties

Board Committee Chairs

●    Providing leadership to enable the committee to act effectively in carrying out its responsibilities

●    Leading the committee in discharging each of the tasks assigned to it under its charter

●    Ensuring the existence of an effective relationship between management and committee members

●    Working with management to set the frequency and length of each committee meeting, reviewing and finalizing the agenda for each meeting, ensuring that the agenda is circulated to each member well in advance of the meeting, and presiding at each committee meeting

●    Reviewing the committee’s annual work plan with the Board Chair and management

●    Ensuring there is proper flow of information to the committee and reporting of committee activities to the Board

CEO

●    Supervising and managing all aspects of the Company’s business

●    Developing, refining and implementing the Company’s vision and strategic plans

●    Overall responsibility for the Company’s operations

●    Supervising senior executives, interacting and engaging with shareholders and other major stakeholders and overseeing our financial management

●    Working with the Vice Presidents to ensure proper policies are in place, creating short and long-term action plans, establishing budgets for these plans, monitoring their progress against milestones and goals and associated operating budget

●    Providing leadership and direction to all employees

Throughout 2020, the CEO provided regular updates to the independent Chair of the Board and regular reports to the Board on any material aspects that might influence execution on our vision and strategy

The roles and responsibilities of the Chair of each Board committee are set out in each committee’s charter. The position description for the independent Chair of the Board and the Board committee charters can be found on our website at www.pretivm.com.

Orientation and Continuing Education

The CGN Committee is responsible for facilitating the provision of:

●	orientation for new directors to familiarize them with the Company and its operations; and

●	continuing education for directors from time to time to ensure that directors receive appropriate information to assist them in the performance of their duties.

Notwithstanding the foregoing, each Board committee is encouraged to facilitate continuing education for its members.

Orientation of New Directors

Our orientation program for new directors includes the following.

Orientation Program Features	Details
Access to our Board Portal

●    Company’s constating documents

●    Board Mandate, Governance Guidelines and committee charters

●    Materials and minutes from recent Board and committee meetings

●    Investor presentations and historic public disclosure documents

●    Other relevant corporate documents

Policy Package	● Code of Conduct and key corporate policies (including Corporate Disclosure Policy, Trading Policy, Anti-Corruption Policy, Complaint Reporting and Whistle Blower Policy, and Securities Ownership Policy)
Meetings with Other Directors and Senior Management	● Meetings with the Board Chair and individual directors ● Meetings with senior management and other personnel to discuss strategy, business and operations
Invitation to Board Committee Meetings	● Invitation to sit in on meetings of Board committees of which they are not a member to get a sense of how each committee operates
Site Visit	● Site visit to the Brucejack Mine (subject to COVID-19 restrictions and protocols)
Presentations and Analyses from Advisors, as Applicable	● Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from outside legal and financial advisors and other consultants on aspects of our business, strategy, financial matters, legal compliance, compensation programs and other matters

Continuing Education

Our continuing education program for directors includes the following.

Continuing Education Program Features	Details	2020 Examples
Access to our Board Portal	See “- Orientation of New Directors Above”	n/a
Annual Policy Package	Code of Conduct and key corporate policies are provided to our directors for annual review and acknowledgement	Worked with independent legal counsel to update the Code of Conduct and key policies to reflect legal, regulatory and governance developments
Invitation to Board Committee Meetings	Invitation to sit in on meetings of Board committees of which they are not a member	All directors attended every Safety, Sustainability and Technical Committee meeting held in 2020
Site Visit	Annual visit to the Brucejack Mine	Remote tour of the Brucejack Mine, highlighting planned improvements and additional infrastructure and projects
Continuing Education Sessions Presented by Third Parties and Pretivm Personnel	Continuing education sessions which focus on providing more in-depth information about the key aspects of our business

Third-party presentations to the Board on enterprise risk management and capital markets backdrop in respect of the gold mining sector

A primer on mine planning presented to the Safety, Sustainability and Technical Committee by Pretivm’s Mine Engineering Manager

Routine Distribution of Written Materials	Written materials published in periodicals, newspapers or by experts or professional organizations (including legal and accounting firms) that are relevant or likely to be of interest to directors are routinely forwarded to directors or included as supplemental reading material in Board and Board committee meeting materials	Materials distributed in 2020 included those covering the following topics: corporate governance insights; ESG matters; board and committee evaluation process; proxy disclosure best practices; board composition, organization, process and compensation; enterprise risk management; and corporate purpose, strategy and culture;
Strategy Session and Meetings with Senior Management	Annual strategy session to review and approve our strategic plan, including our vision, values and objectives; and meetings with management on topics including short, medium and long-term corporate objectives, strategic risks and mitigation strategies and strategic planning	Strategy sessions held in January and December of 2020
Attendance at Seminars, Conferences and Other Continuing Education Programs	Directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as environmental, social and governance matters, financial and accounting practices and corporate ethics	Attendance at various continuing education programs, courses and webinars offered by the Institute of Corporate Directors, accounting firms law firms, and compensation consultants
Regular Reporting to the Board	The Board is provided with a report on our business and operations at least monthly and, at each Board meeting, the directors are provided with an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development and operations	n/a

Ethical Business Conduct

Our Board advocates a high standard of ethics and integrity for our entire Company. As part of its responsibility for our stewardship, our Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with highest business and moral standards and applicable legal, regulatory and financial requirements.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics, which applies to our directors, officers, employees, contractors and consultants, and which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on our website at www.pretivm.com. The Code of Conduct addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, confidentiality, protection and proper use of corporate assets, treatment of insider information, compliance with laws, rules, regulations and policies, discrimination, bullying and harassment, reporting of any illegal or unethical behavior and other relevant issues.

The Code of Conduct was most recently amended in February 2021 to update policies relating to conflicts of interest, confidentiality, protection of corporate assets, treatment of insider information, compliance with insider trading laws, discrimination, bullying and harassment and reporting of violations and to include policies specifically relating to communications, safety, and anticorruption and bribery.

In addition, in October 2020 we adopted our Governance Guidelines, which apply to our incumbent and incoming directors and provide a more robust framework for corporate governance. Among other things, our Governance Guidelines address director independence, our Board’s relationship with management, conflicts of interest, external directorships and commitments of our directors, and other matters pertaining to Board organization, membership, committees, meetings, compensation, responsibilities, and performance.

Independent Judgment and Conflicts of Interest

Our directors and officers, among others, are expected to make decisions and take actions that are in Pretivm’s best interests, and which are not based on or unduly influenced by personal relationships or benefits. Our Board takes the following steps to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest:

●	Directors, officers and others are prohibited from taking for themselves personally opportunities that arise through their use of corporate property, information or position and from using Pretivm’s property, information or position for personal gain.

●	Directors, officers and others are also prohibited from competing with Pretivm, directly and indirectly, and owe a duty to the Company to advance its legitimate interests when the opportunity arises.

●	All actual or potential conflicts of interest involving our directors or officers must be disclosed to the entire Board, and in respect of Board members, to any committee on which a conflicted director serves.

●	Directors must abstain from voting on matters in which they have a conflict of interest and must recuse themselves from any discussion or decision on any matter in which they are precluded from voting as a result of a conflict of interest or which otherwise affects their personal, business or professional interests.

●	In circumstances where a director has a significant, ongoing conflict, and where such personal or outside interest, relationship or responsibility may significantly impede his or her ability to carry out his or her fiduciary responsibility to the Company, such director will be required to present a resignation letter to the Board. The Board will, in consultation with the CGN Committee, determine whether or not to accept such resignation, based on the circumstances of the conflict.

Promoting a Culture of Ethical Business Conduct

In addition to our Code of Conduct and Governance Guidelines, our Board takes the following steps to encourage and promote a culture of ethical business conduct.

Steps to Encourage and Promote a Culture of Ethical Business Conduct	Details
Adoption, Review and Updates to Corporate Policies

●    Anti-Corruption Policy – Provides that the Company, our directors, officers and others shall not participate in corrupt practices and shall comply with applicable anti-corruption laws

●    Corporate Disclosure Policy – Provides that the Company, our directors, officers and others shall satisfy the legal and ethical obligations related to the proper and effective disclosure of corporate information

●    Trading Policy – Provides that directors, officers and others shall satisfy their legal and ethical obligations related to the trading of our securities, as well as the use and disclosure of material, non-public information; also prohibits directors and officers from engaging in hedging against future declines in the market value of our securities through the purchase of financial instruments designed to offset such risks

●    Workplace Discrimination, Bullying and Harassment Policy – Provides that all individuals shall be treated with respect, and shall not be subject to discrimination, bullying and harassment in interactions connected to work

●    Executive Compensation Recovery Policy – Provides for the right to recover performance-based compensation from any officer that has engaged in fraud, theft, embezzlement, serious misconduct or negligence

●    Complaint Reporting and Whistle Blower Policy - Sets out the procedures we have in place for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters

●    In early 2021, the CGN Committee undertook a thorough review of the Code of Conduct and related policies, with internal and external legal counsel. This review process culminated with revisions to our Code of Conduct and related policies, to align them better with recent market practices and to promote a culture of ethical business conduct

Annual Policy Acknowledgement

●    Newly hired officers and employees and newly appointed or elected directors are required to read the Code of Conduct and related policies and acknowledge that they will abide by them

●    Each of our directors, officers and employees are required annually to review the Code of Conduct and related policies and acknowledge his or her understanding and respective obligations thereunder

Complaint Reporting and Whistle Blower Hotline

●    We encourage personnel who become aware of a departure from the Code of Conduct or other policies to bring it to the attention of their supervisor or member of management that they are most comfortable approaching

●    In addition, the Board has adopted the Complaint Reporting and Whistle Blower Policy and implemented procedures for receiving, handling and retaining of complaints regarding improper activities including complaints relating to accounting, internal controls, auditing or other matters

●    These concerns may be reported to the Audit Committee Chair, our Vice President, Legal, by fax, email or anonymously through an independent third-party reporting agency (by telephone or online)

Compliance Monitoring

CGN Committee

●    Reviews compliance with the Code of Conduct and related policies and procedures (other than those delegated to the Audit Committee), including alleged violations reported in accordance with the Complaint Reporting and Whistle Blower Policy, findings of investigations and reports of corrective actions taken, on a quarterly basis and as otherwise deemed necessary

●    Reviews and assesses the adequacy of our governance policies, practices and procedures, and systems in place to verify compliance with applicable laws and exchange rules

●    Advises on and implements procedures to manage conflicts of interest and other competing demands

●    Adopts and recommends to the Board standards applied in making determinations as to the presence or absence of material relationships, and reviews and confirms director independence at least annually

Audit Committee

●    Oversees procedures for the receipt, retention, treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by employees and others of concerns regarding questionable accounting or auditing matters

Management

●    Day-to-day management over Pretivm’s compliance with the Code of Conduct and related policies, including management of the Complaint Reporting and Whistle Blower Policy and program, and reporting quarterly (and as otherwise deemed necessary) on such matters to the CGN Committee and/or the Audit Committee

Nomination of Directors

Our CGN Committee, comprised entirely of independent directors, is responsible for identifying individuals qualified to become Board members. In discharging this duty, the CGN Committee takes the following actions.

Actions of the CGN Committee	Commentary
1. Develops, implements and assesses policies and procedures relating to Board composition	These policies and procedures include those related to identification and assessment of necessary and desirable competencies, characteristics, qualities, skills and experience for Board membership
2. Assesses the extent to which those competencies, characteristics, qualities, skills and experience are represented on the Board

See ” – Board Skills Matrix” below

As applicable, the CGN Committee also refers to the annual Board, committee and director assessments in determining the characteristics and skills required of prospective director candidates; see “- Assessments” below

3. Develops and recommends to the Board appropriate criteria for the selection of new directors	Including the desired skills, expertise and other qualities in light of the foregoing assessment as well as considerations relating to: independence; fit with corporate culture; judgment and character; legal and regulatory requirements; and application of the Company’s Diversity Policy (see “- Diversity Policy” below)
4. Identifies individuals qualified to become members of the Board in accordance with the foregoing

The CGN Committee retains outside advisors as deemed necessary, to assist in identifying new candidates for Board nomination or appointment

The directors and the CEO regularly identify additional candidates for consideration by the CGN Committee

5. Makes recommendations to the Board for the appointment or election of director nominees	In connection with annual meetings of shareholders, when vacancies occur or as otherwise directed by the Board

In addition, the CGN Committee is responsible for developing and overseeing a process for director succession. For additional information regarding our CGN Committee, see “- Committees – Corporate Governance and Nominating Committee” below.

Board Skills Matrix

We maintain a skills matrix where each director indicates whether he or she has expertise and professional background in areas we consider to be essential for Pretivm, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by our Board and CGN Committee as part of the director succession planning process, when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary competencies, characteristics, qualities, skills and experiences needed in order to maximize performance and effectiveness of our Board and committees.

In 2020, we made significant changes to our skills matrix, adding skills such as public company board experience, public company CEO and general management experience, strategy and mergers and acquisitions experience, regulatory and compliance experience, and cyber security experience, which are essential to Pretivm’s long-term sustainable performance but were missing in the prior version of the skills matrix. In addition, we established more robust qualification guidelines for each set of skills, to provide clarity and enhance the application and utility of the skills matrix.

The following matrix demonstrates the skills of our current Board and Board nominees. Each of our director nominees was nominated for his or her respective area of expertise.

	R. O’ Brien	J. Perron	P. Birkey(1)	G. Paspalas	D. Smith	F. Tejani	J. Hull	T. Peregoodoff	M. Saint-Laurent(2)
Relevant Industry Skills and Qualification Guidelines
Public Company Board Experience
Minimum of 5 years serving on the board(s) of directors of public companies.	√	√	√	√	√	-	√	√	-
Public Company CEO
Minimum of 5 years serving as Chief Executive Officer of a public company.	√	√	-	√	-	-	-	√	-
Public Company General Management
Minimum of 5 years serving as senior executive / officer of a public company (C-Suite or other similar role).	√	√	√	√	√	-	√	√	√
Mining Industry Experience
Minimum 10 years of relevant experience in the mining industry, whether as an officer, employee or consultant who has worked within the industry.	√	√	-	√	√	√	√	√	√
Geology
University degree in Geology, Geological Engineering / Sciences, Geostatistics, or similar area; or Current or former executive or senior consulting role involving geological analysis (including resource estimation).	-	-	-	-	-	-	-	√	-
Exploration
University degree in Geology, Geological Engineering / Sciences, Geostatistics, or similar area; or Current or former executive role involving exploration of mineral resources.	√	√	-	-	-	-	-	√	-
Operations
University degree in Mining Engineering or similar area; or Current or former executive role involving refining, development, production and/or distribution of mineral resources.	√	√	-	√	-	-	√	-	-
Construction
University degree in Construction Management, Engineering or similar area; or Current or former executive role involving construction.	√	√	-	√	-	-	√	-	-
Environment, Safety & Sustainability
Current or former executive role with direct control and responsibility for health and safety, environment and/or sustainability; or Current member of another public company’s board committee responsible for environment, safety or sustainability matters; or University degree or other formal accreditation in the area.	√	√	√	√	-	-	√	√	√

	R. O’ Brien	J. Perron	P. Birkey(1)	G. Paspalas	D. Smith	F. Tejani	J. Hull	T. Peregoodoff	M. Saint-Laurent(2)
General Business Skills and Qualification Guidelines
Accounting/ Audit/ Finance
“Financially Literate” as defined by Canadian securities laws; and (one or more of the following) ● “Financial Expert” as defined by SEC rules; or ● CPA or CFA designation; or ● Current or former executive role in the finance industry (bank, insurance company or fund manager); or ● Expertise in underwriting and insurance.	√	-	√	-	√	√	-	-	-
Strategy, M&A, Capital Markets & Corporate Finance
Current or former executive role with direct control and responsibility for M&A, capital markets and corporate finance; or Current or former role in corporate finance, as CFO, Corporate Treasurer, Strategy, or Business Development Officers or investment banking experience; or Proven corporate experience with mergers and acquisitions and/or capital raisings; or Current or former corporate advisory role.	√	√	√	√	√	√	-	√	√
Corporate Governance

Current or former executive role with direct control and responsibility for legal / regulatory and compliance matters; or

Minimum 5 years of experience as a director of a public company; or

Current member of another public company’s board committee responsible for corporate governance matters; or

ICD.D designation or another similar accreditation.

	√	√	√	√	√	√	√	√	√
Legal / Regulatory / Compliance
Current or former executive role with direct control and responsibility for legal / regulatory and compliance matters; or Current or former practicing lawyer, solicitor or barrister; or Public and private sector experience in policy development and analysis; or University degree in Law, Regulatory Compliance, or similar area.	√	√	-	-	√	√	-	-	√
Human Resources & Executive Compensation
Current or former executive role with direct control and responsibility for human resources matters; or Current member of another public company’s board committee responsible for compensation matters; or University degree or other formal accreditation in the area.	√	√	√	√	√	√	-	√	√

	R. O’ Brien	J. Perron	P. Birkey(1)	G. Paspalas	D. Smith	F. Tejani	J. Hull	T. Peregoodoff	M. Saint-Laurent(2)
Risk Management
Current or former executive role with direct control and responsibility for corporate or enterprise risk management; or Current or former risk management role; or Current member of another public company’s board committee responsible for risk management; or Corporate risk management certification / accreditation.	√	√	√	√	√	√	-	√	√
Cyber Security & Information Technology
Current or former executive role in the Information Technology sector or with direct control and responsibility for cyber security and information technology matters; or Expertise in cyber security, digital technology, and similar areas; or University degree or other formal accreditation in the area.	-	-	-	-	√	-	-	-	-
Public Reporting & Investor Communication
Current or former executive role with responsibilities for investor communications; or Current or former investor relations role; or Current or former securities analyst role.	√	√	√	√	√	√	-	√	√
(1)	Mr. Birkey will not stand for re-election at the Meeting.

(2)	Ms. Saint-Laurent is not a current director and is a nominee for election to the Board.

Diversity and Representation of Women on the Board and in Executive Officer Positions

Our workforce is made up of individuals of varied gender, background, skills, values and experiences. Our Diversity Policy, adopted in 2015, recognizes that a diverse and inclusive environment that values the varied perspectives of its workforce facilitates a broader exchange of ideas and leads to greater organizational strength. In early 2021, we amended our Diversity Policy to reflect the progress in our commitment to diversity, commensurate with our growth as a Company, including by establishing clear objectives and a gender diversity target for our Board. Below is a summary of our new Diversity Policy.

Description
Background	In order to attract and retain a diverse workforce, we are committed to providing an environment which embraces diversity and in which all employees are treated with fairness and respect and have equal opportunities available to them. Our commitment to diversity is a commitment to equality and to treating all individuals with fairness and respect. We believe that diversity makes good sense for business and a diversified workforce and inclusive work culture enhances innovation, increases productivity and, ultimately, contributes to the achievement of our corporate objectives. We believe that our commitment to diversity will enable us to attract individuals with the best skills and attributes and to develop a workforce whose diversity reflects the communities in which we operate.
Objectives

When identifying candidates to nominate for election to the Board or appoint as executive or senior management, the Board and the CGN Committee will seek to:

●    Consider individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities having regard to the Company’s current and future plans and objectives, as well as anticipated regulatory and market developments

●    Consider criteria that promotes diversity, including with regard to gender, ethnicity, age, national origin, Indigenous status, disability, sexual orientation, visible minority status, and other factors (collectively, and excluding gender, the “designated diversity groups”)

●    Consider the level of representation of women and individuals with other attributes of diversity on the Board and in executive and senior management positions

●    Support and maintain an environment in which women and individuals with other attributes of diversity can make an equitable contribution

●    Increase the representation and contribution of racialized minorities on the Board and in executive and senior management positions

●    Engage qualified independent external advisors where considered appropriate

Mechanisms

To assist in this process, the CGN Committee is authorized to consider, among other things:

●    Measures designed to seek to ensure that the nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of candidates from diverse backgrounds and experiences

●    To the extent practicable, maintaining an evergreen list of potential candidates that addresses the needs identified through the processes undertaken

●   Monitoring the implementation of the policy, including by monitoring the increase in female representation and representation of other designated diversity groups on the Board and in senior management

Gender Diversity Target	The Board has set a target to achieve a minimum of 30% of the Board being represented by female directors within three years from the Meeting

Although we do not have specific diversity targets regarding our Board and executive officers, other than the Board gender diversity target described above, we believe that our Diversity Policy sufficiently encourages our Board, CGN Committee and management to consider the current number of women and designated diversity groups when selecting director candidates and senior management.

Our Board and executive officer diversity statistics are as follows.

	No. of Directors or Executive Officers	No. of Female Directors or Executive Officers	Percentage of Female Directors or Executive Officers	No. of Designated Diversity Group Members	Percentage of Designated Diversity Group Members
Board of Directors(1)	8	2	25%	1	12.5%
Executive Officers	3	0	0%	0	0%

(1)	Following the Meeting, assuming election of all director nominees.

In addition, a number of female and individuals belonging to designated diversity groups comprise our senior leadership team, including in the Human Resources, Treasury and Resource Geology functions. We track and monitor key performance indicators related to diversity, including with respect to gender and Indigenous status and review them regularly.

New Director Nominees Since Last Shareholder Meeting

In identifying Thomas Peregoodoff and Maryse Saint-Laurent for Board appointment and nomination, our CGN Committee and Board:

Pretivm Board Diversity

●	Evaluated our updated skills matrix and the annual Board, committee and director assessment results.

●	Identified the necessary competencies, characteristics, qualities, skills and experiences needed in order to maximize performance and effectiveness of our Board and committees, including technical expertise in geology and exploration, public company CEO experience, and in-depth familiarity with legal, regulatory and compliance matters, and human resources and executive compensation.

●	Considered criteria that promotes diversity, consistent with our Diversity Policy.

●	Retained outside advisors to assist in identifying new candidates.

●	Included for consideration additional candidates identified by our directors and CEO.

●	Conducted a rigorous interview and due diligence process to select the individuals most suited for Pretivm and it is needs.

Director Term Limits and Other Mechanisms of Board Renewal

We do not impose term limits for our directors as we feel that term limits inherently discount the value of experience and continuity on our Board and of directors with deep knowledge of the Company and our business. As we grew from an exploration company to an intermediate gold producer, we have undergone director refreshments from time to time to ensure that the competencies, characteristics, qualities, skills and experiences of our directors align with those of our needs at the time.

The following sets out the average tenure of our directors immediately following the Meeting, assuming the election of all director nominees.

Average Tenure of Directors (2020)	Average Tenure of Directors (2021)	Year-Over-Year Change
2.56 Years	2.43 Years	-5.3%

Compensation of Directors

Our independent director compensation is designed to attract and retain high caliber Board members and our approach to Board compensation is to be competitive with our peers, reflect best practice and take into account corporate governance trends. For additional information regarding the practices, policies and procedures with respect to the compensation of our directors, please see “Compensation Discussion & Analysis” and “Director Compensation” above.

The Compensation Committee, which is composed entirely of independent directors, is responsible for discharging the Board’s duties and responsibilities relating to compensation and benefits of our directors and executive officers. Additional information regarding our Compensation Committee is set out under the heading “- Committees – Compensation Committee” below.

Assessments

The CGN Committee is responsible for coordinating the annual assessment of the overall performance and effectiveness of the Board and each Board committee, as well as the contribution and effectiveness of each individual director. The purpose of the assessments is to:

●	identify specific areas, if any, in need of improvement or strengthening;

●	to ensure the continued effectiveness of the Board and its committees in discharging their respective duties and responsibilities;

●	to contribute to a process of continuing improvement; and

●	obtain results that can be utilized by the CGN Committee in assessing and determining the characteristics and skills required of prospective director candidates and in assisting the Board with determining the persons to be nominated for re-election and assignments of Board members to various committees.

2020 Assessment Process

In 2020, the Board Chair, with the assistance of the CGN Committee, streamlined our Board and committee evaluation questionnaire and was primarily responsible for coordinating the assessment process. The 2020 Board and committee assessment processes are illustrated below.

In 2021, the CGN Committee will resume the primary responsibility for coordinating the annual assessment of the overall performance and effectiveness of the Board and each Board committee, as well as the contribution and effectiveness of each individual director.

The following is a summary of select themes of comments that were expressed in the 2020 Board and committee assessment process and actions taken by our Board in response.

Select Themes from Comments	Actions Taken in Response
Inconsistency among Board committee charters; suggested improvements for clarity and delineation of committee duties and responsibilities

●    Thorough review of the committee charters, with internal legal counsel and external advisors

●    Significant revisions to committee charters, to improve our corporate governance practices, enhance the consistency of committee charters, their clarity in setting out each committee’s responsibilities and duties, and their comprehensiveness in covering all significant matters that constitute good corporate governance practices

●    See “- Committees – Committee Charters” below

Lack of geological / technical expertise by the Board

●    Completed a search with an outside advisor for a director with desired competencies and characteristics

●    Appointed Thomas Peregoodoff to the Board in December 2020 (see Mr. Peregoodoff’s biography and “- Nomination of Directors” above)

Suggested improvements to risk management by the Board

●    Codified our committee risk oversight responsibilities in our revised committee charters

●    Organized a third-party presentation to the Board and management on enterprise risk management

●    Held a strategic planning session of the Board and management where plans to strengthen our enterprise risk management function and integrate it into corporate strategy were discussed and sanctioned

Time management at Board and committee meetings

●    Increased use of consent resolutions and special Board and committee meetings, in each case when appropriate, to allow for more time to be dedicated to fewer topics at regularly scheduled meetings

●    Introduced the role of “responsible officers” to assist in coordinating agendas and materials between management and the Board and committee Chairs

Committees

Our Board has established four standing Board committees:

1.	Audit Committee

2.	Compensation Committee

3.	Corporate Governance and Nominating Committee (CGN Committee)

4.	Safety, Sustainability and Technical Committee

The Board, with the assistance of the CGN Committee, continually evaluates the need for appropriate committees and/or sub-committees and will change its committee structure and authorize and appoint other committees as it considers appropriate.

Committee members hold office at the Board’s discretion and the Board appoints members of the committees and committee Chairs annually, and as necessary to fill vacancies, upon recommendations of the CGN Committee. The table below details our Board committees and their current members. Pursuant to our Governance Guidelines, all committees must be comprised of independent directors.

Directors	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Safety, Sustainability and Technical Committee
Richard O’Brien	-	Chair	-	-
Jacques Perron(1)	-	-	-	-
George Paspalas	-	√	-	Chair
David Smith	Chair	√	-	-
Peter Birkey(2)	√	-	Chair	-
Faheem Tejani	√	-	√	√
Jeane Hull	-	-	√	√
Thomas Peregoodoff	-	-	-	√

(1)	Mr. Perron is not an independent director and is therefore not a member of any Board committee.

(2)	Mr. Birkey will not stand for re-election at the Meeting.

Committee Charters

All of our committee charters are re-assessed annually by each respective committee. In 2020, our Board committees undertook a thorough review of the committee charters, with internal legal counsel and external advisors. This review process culminated with significant revisions to our committee charters, to improve our corporate governance practices, with an aim to harmonize them with better governance practices of our peers. Through this process, we also enhanced the consistency of our committee charters, their clarity in setting out each committee’s responsibilities and duties, and their comprehensiveness in covering all significant matters that constitute good corporate governance practices.

Below are summaries of the purpose, organization, duties and responsibilities, and resources available for each of our Board committees. For more details, see the full text of each of our committee charters, which can be found on our website at www.pretivm.com.

Audit Committee

Summary
Purpose	Assist the Board in fulfilling its oversight responsibilities with respect to: the integrity of Pretivm’s financial statements; the independent auditor’s qualifications and independence; the performance of Pretivm’s independent audit and internal audit function; Pretivm’s systems for disclosure controls and procedure and internal controls over financial reporting; financial and cyber security risk management; and Pretivm’s compliance with legal and regulatory requirements
Organization

●    Minimum 3 directors

●    All members must be independent

●    All members must be “financially literate” (as defined by NI 52-110)

●    At least one member must be an “audit committee financial expert” (as defined by the SEC)

Specific Duties and Responsibilities

●    Review and recommend to the Board for approval Pretivm’s annual financial statements, MD&A and earnings press releases; and review and approve interim financial statements, MD&A and earnings press releases; review and, as applicable, recommend to the Board for approval all other public disclosure that contains audited or unaudited financial information

●    Review and discuss with management financial information and earnings guidance

●    Review internal control reports, other relevant reports or financial information submitted to any governmental body or the public

●    Recommend to the Board the appointment and compensation of the independent auditor, to be voted upon at shareholder meetings; approve the annual audit plan; oversee the work performed by the independent auditor; annually evaluate the independent auditor’s qualifications, performance and independence; take appropriate actions to oversee the independence of the independent auditor; review and preapprove audit and non-audit services to be provided by the independent auditor; review and discuss any matters required to be communicated to the committee by the independent auditor; hold timely discussions with the independent auditor regarding critical accounting policies and practices, alternative treatments of financial information, audit problems or difficulties, and other material communication between the independent auditor and management; obtain and review a report of the independent auditor regarding the independent auditor’s internal quality control procedures, any material issues raised by the most recent internal quality control review or peer review or by any inquiry or investigation, and certain relationships between the independent auditor and the Company; review the experience and qualifications of the lead audit partner; set policies for hiring personnel of present and former independent auditor oversee the resolution of any disagreements between management and the independent auditor (if they arise)

●    In consultation with the independent auditor and the internal audit function, review the integrity of Pretivm’s internal and external financial reporting processes; periodically review the adequacy and effectiveness of disclosure controls and procedures and internal control over financial reporting; understand the scope of the internal and independent auditor’s audit plan of internal control over financial reporting and obtain reports of significant findings and recommendations; review and discuss significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting and any fraud that involves management or other employees who have a significant role in the internal controls; review major issues regarding accounting principles and financial statement presentations, major issues as to the adequacy of internal controls, and any special audit steps adopted; review analyses prepared by management and the independent auditor regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements; review the effect of regulatory and accounting initiatives and off-balance sheet structures on the financial statements; oversee management’s response to any correspondence from regulators or governmental authorities; and review management’s disclosure around related-party transactions and discuss related matters with the independent auditor

●    Establish and oversee procedures for the receipt, retention, treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by employees of the Company or its subsidiaries of concerns regarding questionable accounting or auditing matters

●    Review and advise on the selection and removal of internal audit manager; review the activities and organizational structure of the internal audit function, and qualifications of personnel; annually review and approve the internal audit charter, internal audit plan, budget and staffing; review any significant difficulties, disagreements or scope restrictions in the course of the internal audit function’s work; review with the independent auditor, the internal audit’s function’s responsibility, budget, staffing and recommended changes in the planned scope; and review the regular internal reports to management

Summary

●    Review compliance with all material credit or debt agreement covenants; review cash flow forecasts and adequacy of liquidity to meet operating and capital plans; review and recommend to the Board for approval, policies for managing financial risk and monitor performance and compliance to such policies; review the annual renewal of insurance policies and assess the risk associated with uninsured or uninsurable events; review the Company’s tax strategy and compliance; review compliance with legal, financial, taxation and other statutory or regulatory matters; consider risks associated with failure to maintain adequate internal controls over financial reporting as well as management’s ability to override internal controls; review and discuss major financial risk exposures and other financial risks, and the steps undertaken to control them

●    Review Pretivm’s finance function, its budget, organization, quality of personnel and succession planning; review the appoint of senior financial positions

General Duties and Responsibilities

●    Prepare any report required under applicable securities laws, stock exchange rules and regulations

●    Annually review, assess the adequacy of, and recommend changes to, the committee charter

●    Annually review the committee’s performance relative to its purpose, duties and responsibilities

●    Report regularly to the Board regarding the committee’s duties, responsibilities and activities

Resources

●    The committee has unrestricted access to all information regarding the Company necessary or desirable to fulfill its duties and responsibilities

●    All directors, officers and employees are directed to cooperate as requested by committee members

●    Authority to retain, at Pretivm’s expense, independent legal, financial and other advisors, consultants and experts, to assist the committee in fulfilling its duties and responsibilities

●    Authority to communicate directly with internal and external auditors; the independent auditor reports directly to the Audit Committee

NI 52-110 requires our Audit Committee to meet certain requirements as well as requires us to disclose certain information regarding the Audit Committee. The required information has been disclosed in our AIF under the headings “Audit Committee Information” and “Appendix 1 - Audit Committee Charter” (see “Additional Information” at the end of this Information Circular). Our AIF is available under our profile on SEDAR at www.sedar.com and is available on our website at www.pretivm.com.

Compensation Committee

Summary
Purpose	Assist the Board in fulfilling its responsibilities with respect to executive compensation and talent and leadership development through oversight of (a) the compensation, evaluation and succession of the CEO and certain other executive officers, (b) the development and implementation of Pretivm’s compensation philosophy and related workplace programs, policies and practices, and (c) director compensation
Organization	● Minimum 3 directors ● All members must be independent
Specific Duties and Responsibilities

●    Review and recommend to the Board for approval the goals and objectives of the CEO, evaluate the performance of the CEO in light of those goals and objectives, and review and recommend to the Board for approval the compensation of the CEO based on this evaluation

●    Review the CEO’s evaluation of other executive officers

●    Review and recommend to the Board for approval executive compensation principles, policies and programs, and Pretivm’s equity-based or other incentive compensation plans and programs

●    Review the workplace policies and practices and proposed material changes to organizational structure, personnel and benefit plans

●    Recommend to the Board security ownership targets for executive officers and directors and monitor and administer security ownership policies and procedures, as well as the clawback policy

●    Receive material updates and reports regarding compliance with human resources related laws and regulations

●    Review and recommend to the Board for approval the Company’s compensation discussion and analysis and any other compensation related public disclosure

●    Review, assess and provide recommendations to the Board regarding appropriate compensation related best-practices

●    Assess and provide oversight to management with respect to material risks related to the Company’s compensation programs

●    Review and advise the Board on the succession plans for the CEO and other executive officers

●    Review and assess Board compensation and recommend to the Board for approval any changes

General Duties and Responsibilities

●    Prepare any report required under applicable securities laws, stock exchange rules and regulations

●    Annually review, assess the adequacy of, and recommend changes to, the committee charter

●    Annually review the committee’s performance relative to its purpose, duties and responsibilities

●    Report regularly to the Board regarding the committee’s duties, responsibilities and activities

Resources

●   The committee has unrestricted access to all information regarding the Company necessary or desirable to fulfill its duties and responsibilities

●    All directors, officers and employees are directed to cooperate as requested by committee members

●    Authority to retain, at Pretivm’s expense, independent legal, financial and other advisors, consultants and experts, to assist the committee in fulfilling its duties and responsibilities

Corporate Governance and Nominating Committee

Summary
Purpose	Assist the Board in reviewing the performance of the Board Chair, committee Chairs and the Board and committee members; identifying individuals qualified to become Board members; determining the composition of the Board and the committees; and assessing the development and implementation of policies relating to governance, business, conduct, ethics, public disclosure of material information and other matters
Organization	● Minimum 3 directors ● All members must be independent
Specific Duties and Responsibilities

●    Review the development, implementation and compliance with the Company’s governance and related policies and procedures (other than those specifically required to be reviewed by the Audit Committee); Review and assess the adequacy of the Company’s corporate governance policies, practices and procedures and recommend to the Board for approval any changes, taking into account (among other things) industry best practices

●    Assist with the development and periodic review of Board-related position descriptions

●    Review the adequacy of systems in place to verify compliance with applicable securities laws and stock exchange rules regarding corporate governance and disclosure requirements

●    Examine the size and composition of the Board and recommend adjustments from time to time with a view to enabling the Board’s size and composition to facilitate effective decision making

●    Make recommendations to the Board with respect to membership on Board committees and the appropriate rotation of directors on such committees

●    Review the adequacy of the Board’s structures and procedures with a view to facilitating the Board to function with the proper degree of independence from management

●    Assess and facilitate the implementation of the Company’s orientation program for new directors and the provision of appropriate continuing education programs for directors

●    Implement and facilitate the Company’s processes to assess the effectiveness of the Board as a whole and Board committees, as well as the contribution and effectiveness of each individual director

●    Advise on and implement, as applicable, procedures to manage conflicts of interests or other competing demands of directors in accordance with the Governance Guidelines or other Company policies

●    Adopt and recommend to the Board, standards to be applied in making determinations as to the presence or absence of material relationships between Pretivm and a director and reviewing and confirming the status of independent directors; and at the request of the Board, review related party transactions other than those delegated to another committee and report to the Board on such transactions

●    Review and advise on implementation of policies and procedures designed to facilitate engagement by the Board, Board committees and individual directors with shareholders of the Company

●    Review Pretivm’s directors’ and officers’ insurance and indemnities and make recommendations to the Board with respect thereto

●    Develop, implement and assess policies and procedures relating to Board composition; develop and recommend to the Board criteria for the selection of new directors; identify qualified individuals to become members of the Board and make recommendations to the Board for the appointment or election of director nominees; develop and oversee a process for director succession; and make recommendations to the Board whether to accept a director’s resignation pursuant to the Majority Voting Policy

●    Assess with senior executives of the Company, the Company’s material risk exposures relating to corporate governance and the Company’s actions to identify, monitor and mitigate such exposures

General Duties and Responsibilities

●    Prepare any report required under applicable securities laws, stock exchange rules and regulations

●    Annually review, assess the adequacy of, and recommend changes to, the committee charter

●    Annually review the committee’s performance relative to its purpose, duties and responsibilities

●    Report regularly to the Board regarding the committee’s duties, responsibilities and activities

Resources

●    The committee has unrestricted access to all information regarding the Company necessary or desirable to fulfill its duties and responsibilities

●    All directors, officers and employees are directed to cooperate as requested by committee members

●    Authority to retain, at Pretivm’s expense, independent legal, financial and other advisors, consultants and experts, to assist the committee in fulfilling its duties and responsibilities

Safety, Sustainability and Technical Committee

In 2020, we renamed our Sustainability and Technical Committee to the “Safety, Sustainability and Technical Committee”, to better reflect the committee’s duties and responsibilities.

Summary
Purpose	Assist the Board in fulfilling its oversight responsibilities with respect to health and safety, environmental, social, and security matters, as well as with respect to sustainability and community relations; mining operations, including development, expansion and exploration; and external reporting in relation to the foregoing matters
Organization	● Minimum 3 directors ● All members must be independent
Specific Duties and Responsibilities

●    Review and monitor the sustainability (including health, safety, security and environmental) policies, systems and activities of the Company and seek assurance of legal and regulatory compliance by Pretivm

●    Review results of environmental, health and safety reports and audits conducted and prepared by management and outside advisors

●    Review and assess the development and implementation of management’s plans to address emerging issues or other developments with respect to health, safety and security

●    Review and monitor the development and implementation of environmental and community relations policies and activities of the Company

●    Review the assumptions and methodology underpinning the Company’s Mineral Reserve and Mineral Resource estimates and satisfy itself that the judgement exercised in preparing such estimates was reasonable; and, if satisfactory, recommend approval of technical reports and other Mineral Reserve and Mineral Resource estimates to the Board

●    Review operational and technical matters on behalf of the Board, and approve or advise the Board, as appropriate, on matters which include public production guidance; the annual budget and the life of mine plan; significant technical risks, mitigation strategies and opportunities; exploration, geological, mining, metallurgical and other technical issues; and technical merits associated with potential new projects

●    Review mining operations and production and oversee performance of mining operations and production; development and expansion programs; and (iii) exploration programs and advise on business development opportunities, including through site visits

●    Periodically review the process for selection and appointment of the Company’s qualified person(s) in respect of disclosure of scientific and technical information

●    Review and, as appropriate, comment on any reserves and resources data and information relating to the Company’s material properties to be publicly disclosed; and review, assess and advise management on the Company’s practices and approach with respect to Mineral Reserves and Mineral Resources assessments with regard to current or emerging industry practices

●    At the request of the Board, ensure that principle areas of sustainability (including operational, environmental, health and safety) risk and potential impacts are identified; and review key policies, work plans and goals relating to the charter, with particular focus on the assessment and mitigation of health, safety, security, environmental, climate change, social, geological, mining and other technical risks

●    Review the scope of potential liabilities in the areas of focus of the committee and the adequacy of the systems that are in place to manage those liabilities

●    Monitor relevant regulatory changes, initiatives and trends that may affect the Company’s exploration, development, operating, closure, reclamation activities, Mineral Reserves or Mineral Resources

General Duties and Responsibilities

●    Prepare any report required under applicable securities laws, stock exchange rules and regulations

●    Annually review, assess the adequacy of, and recommend changes to, the committee charter

●    Annually review the committee’s performance relative to its purpose, duties and responsibilities

●    Report regularly to the Board regarding the committee’s duties, responsibilities and activities

Resources

●    The committee has unrestricted access to all information regarding the Company necessary or desirable to fulfill its duties and responsibilities

●    All directors, officers and employees are directed to cooperate as requested by committee members

●    Authority to retain, at Pretivm’s expense, independent legal, financial and other advisors, consultants and experts, to assist the committee in fulfilling its duties and responsibilities

Shareholder Outreach

The Board and management of Pretivm believe in the importance of communicating with its shareholders, as open and constructive dialogue can improve Board and management effectiveness and improve corporate performance. Pretivm communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form and other public disclosure, website and industry conferences. Pretivm also holds quarterly earnings calls.

The Board communicates with our shareholders on an annual basis through the management information circular, which provides information about the Board, individual directors, Pretivm’s governance policies and practices and executive officer and independent director compensation policies and practices, and through the annual shareholders meeting. The Board is also exploring various options to engage our shareholders on a more formal basis, including through direct shareholder engagement meetings to discuss shareholder views on key areas and to update shareholders on the Board’s focus and work related to governance, compensation and other relevant matters.

The Board encourages shareholder attendance and participation at the Meeting as it provides a valuable opportunity to discuss the Company, its corporate governance and other important matters. Outside of the Company’s annual meeting, shareholders may contact the Board by postal mail to the following address:

Attn: Board of Directors

Pretium Resources Inc.

Suite 2300, 1055 Dunsmuir Street

Four Bentall Centre

Vancouver, BC V7X 1L4

Canada

The Corporate Secretary has been designated by the Board as its agent to receive and review communications and meeting requests addressed to the Board. Once received, the Corporate Secretary will determine whether the communication is appropriate for the Board or should be addressed by management. Communications deemed to be appropriate for the Board will be distributed to the Board or to any individual director, as appropriate, depending on the facts and circumstances outlined in the communication.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, copies of which have been mailed to those shareholders who requested them, and which are filed and available on our website at www.pretivm.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations via telephone at 604-558-1784 or via email at invest@pretivm.com.

CURRENCY

All dollar amounts in this Information Circular are expressed in Canadian dollars unless otherwise indicated. The Company’s functional and financial statement presentation currency is the United States dollar. The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in United States dollars, the average of such exchange rate during such period, and the exchange rate at the end of such period. These rates are based on the indicative rate of exchange reported by the Bank of Canada.

	Fiscal Year Ended December 31,
	2018	2019	2020
Rate at the end of period	$0.7330	$0.7699	$0.7854
Average rate during period	$0.7721	$0.7537	$0.7461
Highest rate during period	$0.8138	$0.7699	$0.7863
Lowest rate during period	$0.7330	$0.7353	$0.6898

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

(See Attached.)

1

PRETIUM RESOURCES INC.

(“Pretivm” or the “Company”)

MANDATE OF THE BOARD OF DIRECTORS

I.	PURPOSE

The board of directors (the “Board”) of the Company is responsible for the overall stewardship of the Company and its primary objective is to enhance and preserve the long-term interests of the Company. In pursuing this objective and in the performance of is functions, the Board should also take into account the legitimate interests of its shareholders and other stakeholders, such as its employees and the communities and the environment in which it operates.

The Board is responsible for supervising the management of the Company’s business and affairs. In supervising the conduct of the business, the Board, through the Chief Executive Officer (the “CEO”), sets the standards of conduct for the Company.

II.	COMPOSITION, PROCEDURES AND ORGANIZATION

1.	Subject to the Company’s constating documents and the British Columbia Business Corporations Act, the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

2.	Directors shall be elected annually at the Company’s annual meeting of shareholders and must meet the requirements of applicable corporate and securities laws as well as the rules of any stock exchange on which the Company’s securities are listed (collectively, “Applicable Laws”).

3.	The Board shall meet at least four times per year and may also hold additional meetings as considered necessary. The directors of the Board shall hold the following executive sessions at each regularly scheduled meeting of the Board: (i) with the CEO but absent other management; and (ii) with only independent directors.

4.	The Board operates by delegating certain of its responsibilities and authority to management and may adopt approval guidelines and restrictions from time to time. Certain of the powers that the Board retains may be delegated to committees of the Board, pursuant to the policies, mandates, charters and terms of reference for such committees as approved by the Board, or as otherwise determined by the Board from time to time.

III.	DUTIES AND RESPONSIBILITIES

The Board’s principal duties and responsibilities are as follows:

1.	General

(a)	supervise the management of the business and affairs of the Company;

(b)	act honestly and in good faith with a view to the best interests of the Company;

(c)	exercise the care, diligence and skill that reasonable, prudent people would exercise in comparable circumstances; and

(d)	act in accordance with its obligations contained in the British Columbia Business Corporations Act and the regulations thereto, the Company’s constating documents and other Applicable Laws.

2.	Strategy Determination

(a)	adopt a strategic planning process to establish objectives and goals for the Company’s business and related business plans and review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals, taking into account the opportunities and risks of the Company’s business and affairs;

(b)	approve annual capital and operating budgets that support the Company’s ability to meet its strategic objectives;

(c)	monitor the Company’s progress towards achieving its strategic objectives in light of changing circumstances;

(d)	conduct periodic reviews of human, technological and capital resources required to implement the Company’s strategy and the applicable regulatory or governmental or other requirements or constraints on the business;

(e)	approve material contracts, transactions, and other arrangements or commitments that may be expected to have a material impact on the Company; and

(f)	review recent developments that may affect the Company’s strategy, and advise management on emerging trends and issues.

3.	Financial and Corporate Issues

(a)	take reasonable steps to ensure the integrity and effectiveness of the Company’s internal controls and management information systems, including the evaluation and assessment of information provided by management and others (e.g., internal and external auditors) about the integrity and effectiveness of the Company’s internal controls and management information systems;

(b)	approve the interim and annual financial statements and notes thereto, management’s discussion & analysis of financial condition and results of operations, prospectus, offering memorandum, annual report, annual information form, management information circular and, as required by Applicable Law or otherwise deemed appropriate, other public disclosure documents containing audited or unaudited financial information or other material information, subject to delegation of such approval, as permitted by Applicable Law, to a committee of the Board; and

(c)	upon recommendation by the Audit Committee and subject to confirmation by the shareholders of the Company at each annual meeting, appoint the external auditor for the Company and upon recommendation by the Audit Committee, to approve the auditor’s fees for audit and interim review services.

4.	Managing Risk

(a)	understand the principal risks of the business in which the Company is engaged;

(b)	satisfy itself that there are systems in place which are designed to effectively monitor and manage those risks with a view to mitigating the potential impact of unmitigated risks on the overall value and viability of the Company; and

(c)	be responsible for the Company risk management processes including:

(i)	reviewing Enterprise Risk Management framework;

(ii)	receiving reports from management and other Board committees with respect to the identification, assessment and management of existing and new material risks; and

(iii)	at least annually, reviewing and discussing with management significant risk exposures and the processes and procedures with respect to risk assessment and risk management, including guidelines and policies that management has put in place to govern the process of monitoring, controlling and reporting such exposures.

5.	Appointment, Training and Monitoring Senior Management

(a)	appoint the CEO, monitor and assess CEO performance against corporate and personal goals and objectives, determine compensation for the CEO, considering the recommendations of the Compensation Committee, and provide advice and counsel in the execution of the CEO’s duties;

(b)	ensure that adequate provision has been made to train and develop management and for the orderly succession of the CEO and the other senior management; and

(c)	to the extent possible, satisfy itself as to the integrity of the CEO and other senior officers and satisfy itself that the CEO and other senior officers are creating a culture of integrity throughout the Company.

6.	Governance, Corporate Social Responsibility, Health and Safety

(a)	appoint Board committees and delegate to those committees any appropriate powers of the Board;

(b)	review the size and composition required of the Board and approve nominations for candidates for election to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills, experience and diversity to facilitate effective decision-making;

(c)	develop the Company’s approach to corporate governance;

(d)	review annually its Mandate and its performance and the performance of the Board committees, the Chair of the Board and the Chair of the committees to ensure that the Board and the committees are operating effectively;

(e)	adopt and periodically review policies and procedures designed to ensure that the Company and its directors, officers and employees comply with all Applicable Laws and conduct the Company’s business ethically and with honesty and integrity;

(f)	satisfy itself that the Company has developed and implemented appropriate environmental and community relations standards in the conduct its operations; and

(g)	ensure the Company has in place appropriate programs and policies for the health, safety and security of its employees in the workplace.

7.	Reporting and Communication

(a)	adopt a communication or disclosure policy for the Company and satisfy itself that the Company has in place effective communication processes with shareholders and other stakeholders and with financial, regulatory and other agencies;

(b)	ensure that corporate disclosure policies and procedures of the Company are designed to ensure compliance with all Applicable Laws; and

(c)	ensure the timely reporting of financial results and any related forward-looking information as well as any other developments that have a significant and material impact on the value of the Company, including any filings in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects and related reserve and resource reporting, and ensure all such information is reported fairly and in accordance with Applicable Laws, rules and regulations.

The Board may review and recommend changes to the Board Mandate from time to time and the Governance and Nominating Committee may periodically review and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

Dated: October 29, 2020

Approved By: Board of Directors of the Company

APPENDIX B

PRETIUM RESOURCES INC.

ADVANCE NOTICE POLICY (AS AMENDED)

(See Attached.)

1

PRETIUM RESOURCES INC.

(“Pretivm” or the “Company”)

ADVANCE NOTICE POLICY

As approved by the Board of Directors on February 25, 2021

Introduction

The Company is committed to (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) providing all shareholders with adequate notice of director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that must be included in the notice provided to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual general or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.

Nominations of Directors

1.	Only persons who are eligible under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, only:

(a)	by or at the direction of the Board or an authorized officer, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the Act, or a requisition of the shareholders made in accordance with section 167 of the Act; or

(c)	by any person entitled to vote at such meeting (a “Nominating Shareholder”): (i) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is reasonably satisfactory to the Company; and (ii) who complies with the notice procedures set forth below in this Policy.

2.	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

(a)	in the case of an annual general meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first Public Announcement (as defined below) of the date of the annual general meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)	in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 3(a) or Section 3(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the date of the applicable meeting (but in any event, not prior to the Notice Date); provided, however, that in the event that the meeting is to be held on a date that is less than 50 days after the Notice Date, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the 10th day following the Notice Date and, in the case of a special meeting of shareholders, not later than the close of business on the 15th day following the Notice Date.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must set forth:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”): (i) the name, age, business address and residential address of the person; (ii) the current principal occupation or employment of the person and the principal occupation or employment of the person within the five years preceding the notice; (iii) the citizenship of such person; (iv) the class or series and number of shares in the capital of the Company that are directly or indirectly controlled or directed by or owned beneficially or of record by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and/or as of the date of such notice; (v) a description of any relationships, agreements, arrangements, or understandings (including financial, compensation or indemnity related) between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or Nominating shareholder, in connection with the Proposed Nominee’s nomination and election as director; and (vi) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act and all Applicable Securities Laws (as defined below); and

(b)	as to the Nominating Shareholder giving the notice: (i) their name, business address and residential address; (ii) the class or series and number of shares in the capital of the Company that are directly or indirectly controlled or directed by or owned beneficially or of record by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and/or as of the date of such notice; (iii) the interests in, or rights or obligations associated with, any agreement, arrangement or understanding, the purposes or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of the Company or the person’s economic exposure to the Company; (iv) the full particulars regarding any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any shares of the Company or the nomination of directors to the board; and (v) any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Company may require any Proposed Nominee and/or Nominating Shareholder to furnish such other information as may reasonably be required by the Company to determine the eligibility of such Proposed Nominee to serve as an independent director of the Company or that could reasonably be expected to be material to a reasonable shareholder’s understanding of the independence and/or qualifications, or lack thereof, of such Proposed Nominee.

5.	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting or in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chair. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions of this Policy and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

(a)	“Public Announcement” shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com; and

(b)	“Applicable Securities Laws” means, collectively, the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada and all applicable security laws of the United States.

7.	Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

9.	This Policy is subject to, and should be read in conjunction with, the Business Corporations Act (British Columbia) and the Articles of the Company. If there is any conflict or inconsistency between any provision of the Act or the Articles and any provision of this Policy, the provision of the Act or the Articles will govern.

Effective Date

This Policy was approved and adopted by the Board on February 25, 2021 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

Governing Law

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.